SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 1, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-162219 and 333-162219-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Page

Risk and balance sheet management	133

Capital	135

Liquidity and funding risk	141

Credit risk	153

Market risk	210

Additional information	217

Selected financial data	217

Signature page	220

Appendix 1 Businesses outlined for disposal

Appendix 2 Additional risk management disclosures

Appendix 3 Asset Protection Scheme

Appendix 4 Divisional reorganisation

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile;  certain ring-fencing proposals; sustainability targets; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to access sufficient sources of liquidity and funding; the recommendations made by the Independent Commission on Banking (ICB) and their potential implications; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; deteriorations in borrower and counterparty credit quality; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; litigation and regulatory investigations; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

RFS Holdings minority interest

RFS Holdings is the entity that acquired ABN AMRO and is 98% owned by RBS and is fully consolidated in its financial statements. The interests of the State of the Netherlands (the successor to Fortis), and Santander in RFS Holdings are included in non-controlling interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets.

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis on pages 95 to 99 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis on pages 95 to 99. These non-GAAP financial measures are not a substitute for GAAP measures, for which management has responsibility. Furthermore, RBS has divided its operations into “Core” and “Non-Core” for internal reporting purposes. Certain measures disclosed in this document for Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions. This is a non-GAAP financial measure.  Lastly, the Basel III net stable funding ratio (see pages 149 and 150) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Net interest margin
The basis of calculating the net interest margin (NIM) was refined in Q1 2011 and reflects the actual number of days in each quarter. Group and divisional NIMs for 2010 have been re-computed on the new basis.

Disposal groups
In accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’, the Group has transferred the assets and liabilities relating to the planned disposal of its RBS England and Wales, and NatWest Scotland branch-based business, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’), to assets and liabilities of disposal groups.

Condensed consolidated income statement
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Interest receivable	21,410	22,776	5,234	5,371	5,612
Interest payable	(8,731)	(8,567)	(2,160)	(2,294)	(2,032)

Net interest income	12,679	14,209	3,074	3,077	3,580

Fees and commissions receivable	6,384	8,193	1,590	1,452	2,052
Fees and commissions payable	(1,460)	(2,211)	(573)	(304)	(449)
Income from trading activities	2,701	4,517	(238)	957	364
Gain on redemption of own debt	255	553	(1)	1	-
Other operating income (excluding insurance premium income)	4,122	1,479	205	2,384	1,003
Insurance net premium income	4,256	5,128	981	1,036	1,272

Non-interest income	16,258	17,659	1,964	5,526	4,242

Total income	28,937	31,868	5,038	8,603	7,822

Staff costs	(8,678)	(9,671)	(1,993)	(2,076)	(2,194)
Premises and equipment	(2,451)	(2,402)	(674)	(604)	(709)
Other administrative expenses	(4,931)	(3,995)	(1,296)	(962)	(1,048)
Depreciation and amortisation	(1,875)	(2,150)	(513)	(485)	(546)
Write-down of goodwill and other intangible assets	(91)	(10)	(91)	-	(10)

Operating expenses	(18,026)	(18,228)	(4,567)	(4,127)	(4,507)

Profit before insurance net claims and impairment losses	10,911	13,640	471	4,476	3,315
Insurance net claims	(2,968)	(4,783)	(529)	(734)	(1,182)
Impairment losses	(8,709)	(9,256)	(1,918)	(1,738)	(2,141)

Operating (loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)
Tax (charge)/credit	(1,250)	(634)	186	(791)	3

(Loss)/profit from continuing operations	(2,016)	(1,033)	(1,790)	1,213	(5)
Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50
Non-controlling interests	(28)	665	(18)	7	(38)
Preference share and other dividends	-	(124)	-	-	-

(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Diluted (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B shares from discontinued operations	-	-	-	-	-

Comment

Philip Hampton, Group Chairman, letter to shareholders:
When I became your Chairman in 2009, our urgent task was to stabilise RBS and then to begin the job of rebuilding the company.

We have made good progress in three years. The balance sheet has been reduced by over £700 billion from its peak. Our reliance on short-term wholesale funding, which stood at £297 billion at the end of 2008 has been cut to £102 billion. We repaid more than £20 billion of government-guaranteed debt in 2011. At 10.6%, our Core Tier 1 ratio is one of the strongest among our peers.

Our actions have made RBS safer and more stable.

Achievements like these require hard work. The Board is committed to restoring RBS to good health. We also made comprehensive changes to the executive management team after 2008. I am confident that they, ably led by Stephen Hester, are the right people to rebuild RBS. All of us understand our duties and responsibilities and are determined to fulfil them diligently.

It is the Board’s view that running the business on commercial grounds is the best way to make the bank safer and more valuable for everyone who depends upon it.  I do not believe there is a workable alternative if our aim is to provide the opportunity for the UK government to sell its shares in the public markets in a reasonable timescale.

A sign that we have succeeded will be the desire of private investors to acquire the UK government’s stake. While these investors hold only 18% of our shares today, their view of our performance, leadership and strategy is crucial. All being well, they will own the majority of the equity capital of the company in future years.

In the meantime, the job of rebuilding the Group is far from complete. The need to address the legacy of losses in a number of businesses means that the Group is not yet profitable, although in 2011 our core businesses earned a profit of £6 billion and a return on tangible equity of 10.5%.

During 2011, we faced weak and deteriorating economic and market conditions. We dealt with those. For example, we accelerated our Non-Core run-down, reduced risk concentrations and strengthened our liquidity and funding position. The Independent Commission on Banking published its findings and the UK government responded with its plans. We have begun to deal with its far-reaching implications. In January 2012, we announced how we will reshape our international wholesale business.

So, we can adapt and we have adapted our plans to changing conditions. That is simply doing business.

Other external forces affect banks in the UK and especially RBS. We know we are different. I have said often that we are grateful to, and are well aware of the interest in the Group by UK taxpayers. We intend to repay them by restoring RBS, allowing the bank to do its vital job of serving our customers and being part of a vibrant and successful economy.

Comment (continued)

At present, we are an unusual company, operating commercially, listed on the stock market but majority-owned by the UK government. It is a challenge for all those involved to manage the complexities and occasional tensions in this structure. The ability to run the company on a commercial basis can be hindered by elements of the periodic debate on how to respond to such tensions, in the media and elsewhere. The Board believes it is important to remain commercially focussed, recognising where we can the political context in which we operate.

I understand people’s anger and anxiety about inequalities in pay at a time when the economy is weak and many people are finding things tough. RBS alone cannot fix these wider issues if we are to achieve what is asked of us commercially. But we have led the way in changing how we pay our people. We asked our shareholders how they expect us to set incentives. In response, we have aligned the longer-term rewards our people receive with our shareholders’ interests. When we reward good performance, the amount paid in cash is minimal, with most of it paid in shares and bonds. If the subsequent results so warrant, we can claw back awards. I am confident that our practices will stand favourable comparison with others’.

Fulfilling our wider responsibilities
As we rebuild RBS, we are fulfilling our responsibilities to the communities in which our customers and people live and work. Last year, we:

•	provided more than 40p in every £1 lent to UK small and medium-sized businesses;

•	opened nearly 120,000 new start-up accounts across the UK;

•	provided an average of 4,000 business loans each week;

•	helped over 5,000 UK businesses back to health through our Specialised Relationship Management teams; and

•	recruited more than 8,000 16-24 year olds.

These demonstrate the role we can and will play in serving and helping society and the economy. We are building on them. Our Board-level Sustainability Committee is talking to our stakeholders about the elements of our business that matter to them and in 2012 we will publish demanding environmental targets that will drive a reduction in our carbon footprint.

The Board
We were pleased to welcome three new independent non-executive directors to the Board: Alison Davis, Tony Di Iorio and Baroness Noakes. They bring a wealth of experience, along with a strong global perspective. They have already made a significant contribution to the work of the Board since they joined.

Colin Buchan retired as a director in August 2011 and John McFarlane will step down in March 2012. We have greatly appreciated the experience, commitment and knowledge they brought to the Board.

Thanks
Finally, I wish to thank our employees. They are rebuilding RBS each day by serving our customers. They did that very well indeed in 2011, even as many faced major uncertainties. I am grateful to them.

Comment (continued)

Stephen Hester, Group Chief Executive, letter to shareholders:
RBS has completed the first three years of its recovery plan. Over that period the Bank’s results across our key goals - Customers, Risk and Value - have exceeded the Plan targets we put together in 2009. This is pleasing and puts the Bank in a vastly better position than before to serve our different constituencies. We are dealing with the new economic and regulatory challenges within the strategic plan and have retained our focus on building an RBS for all to be proud of. Great credit is due to our people for the accomplishments to date and to those who have supported us with their capital or their custom.

Priorities
We are clear on RBS’s priorities:
•	to serve customers well;

•	to restore the Bank to a sustainable and conservative risk profile; and

•	to rebuild value for all shareholders.

These priorities are interconnected and mutually supporting.

2009-11 Report Card
During the last three years RBS has:

-
sustained its customer franchises across our Core business in the face of restructuring and reputational pressures. Market shares are stable overall. Service standards are generally up.  Lending support across the UK business substantially exceeds our natural customer market share.

-
rebuilt its financial resilience. Core Tier 1 ratio increased to 10.6%, total assets reduced by £712 billion from peak levels, short-term wholesale borrowing reduced by £195 billion, converting a £207 billion deficit versus liquid assets to a £53 billion surplus. Balance sheet leverage reduced from 21.2x to 16.9x and the loan:deposit ratio improved to 108% (94% in Core). In each case the 2011 position is well ahead of that originally forecast.

-
produced £34 billion in pre-impairment profits from Core businesses. These were used to self-fund our legacy losses and loan impairments, which to date have totalled £43 billion. Operating costs have been reduced by an average of £1 billion annually. Each of these totals is better than originally forecast despite a tougher economic environment.

2011 Results
2011 saw good progress across all measures of risk reduction and increased financial soundness; important given the much tougher market conditions. Customer service and support was sustained well.

However, RBS has reported a pre-tax loss of £766 million overall and, in common with others, has seen a share price fall, albeit still at levels much higher than the 10p starting point in January 2009. These outcomes reflect the stage of our recovery and the external environment. They mask real and important accomplishments, however.

Comment (continued)

2011 Results (continued)
Core bank operating profits were £6.1 billion.  Within this total, operating profits in 2011 across RBS’s Retail and Commercial business (excluding Ulster Bank) were up 9% to £4.9 billion. RBS Insurance turned loss into profit, a £749 million improvement on 2010.  GBM suffered a 54% fall in profit to £1.6 billion, reflecting tough market conditions, but still a substantial result and one generally in line with other investment banking businesses. Non-Core losses declined 24% to £4.2 billion as the risk run-off continued ahead of schedule. Exceptional charges for past business associated with PPI and Greek write-downs were also taken. £3.8 billion was handed over to HMT/HMRC/Bank of England in fees for APS/Credit Guarantee Scheme, taxes (both on our behalf and on that of our employees) and capital support schemes.

We all understand that a company that is making losses at the bottom line tests the patience of those who depend on it. However, the restructuring task we have undertaken at RBS is unique in its scale and complexity, and needs to be phased in line with our ability to fund and execute it. In dealing with these legacy losses we expect to put the company on a sustainable footing for generations to come. 2011 proved what we already knew: that there are no shortcuts to this endpoint.

Strategy
The new RBS is built upon customer-driven businesses with substantial competitive strengths in their respective markets; together our ‘Core’ business. Each unit is being reshaped to provide improved and enduring performance and to meet new external challenges. The businesses are managed to add value in their own right but to provide a stronger, more balanced and valuable whole through vital cross-business linkages.

The weaknesses uncovered by the financial crisis - of leverage, risk concentration and business stretch – are being fixed.  The primary vehicle for this is the run-off and sale of assets in our Non-Core division though there are many other parallel tasks.  RBS’s total assets have already been reduced by £712 billion from their peak in 2008 - more than any other entity worldwide has achieved.

Adjustments to Plan
The principles of RBS strategy are working well.  The tougher external environment will slow progress and reduce profitability but requires largely tactical change from the original plan for the majority of our business.

However, all banks, and especially in the UK, must adjust to much higher capital and liquidity requirements, and substantially changed wholesale funding markets.  There are particular pressures on the funding, profitability and capital intensity of cross-border, wholesale and investment banking business lines.

RBS has therefore adjusted its business plan to target a still more conservative capital and funding structure overall in order to meet current and prospective market and regulatory challenges.  This also includes further reduction in balance sheet, capital usage and expense base in the investment banking area, including exit of the cash equities business, reduction of the Group’s fixed income markets balance sheet and combination of its international corporate banking businesses. We expect these moves to make the client proposition in our wholesale businesses more focused, and so stronger and more sustainable. It will improve the stability of their funding and their prospects for an improved return on equity.

Comment (continued)

2011 Results (continued)
These enduring principles - around Customer, Risk and Shareholder - continue to drive our strategy.  The actions they give rise to should enable RBS to prosper over the long term as a leading international bank, anchored firmly in the UK and serving customers, shareholders and society well.

People
RBS people are doing a great job in serving customers whilst driving the change we need. Their engagement and efforts are essential to our task. I thank them sincerely. While the climate is tough for people in many walks of life, that does not take away from the exceptional demands we make on our staff and the continuing need we have for their talents, engagement and motivation.

Concluding remarks
In this letter a year ago I re-affirmed the path ahead for RBS and how we planned to travel down it. I am pleased to say we remain on that track.

However, I also warned of the risks from economic and regulatory/policy change. These have indeed impacted strongly and remain uppermost in our minds when looking at 2012. We will continue to prioritise customer service and risk reduction. We will strive to complement this with determined measures to improve business performance to pay for the remaining ‘clean-up’ and then to produce results for shareholders. We are building the capacity of our business to earn its cost of capital and produce solid returns as external conditions allow.

RBS is an enduring financial institution playing a key part in our markets and communities. We support others. We depend on the support of customers and our communities in turn. We are working our way out of a tough legacy whilst sustaining “business as usual” for the vast majority of what we do.

I thank our staff and all our stakeholders for their continued support.

Highlights

2011 results summary
RBS made further progress in 2011 on its strategic plan to rebuild financial resilience, cutting its funded balance sheet to less than £1,000 billion for the first time since the restructuring plan’s inception in 2009. The Group’s priority in 2011 has been to strengthen its balance sheet and reduce risk as it works through the restructuring plan. Key achievements include:

•	decreasing the funded balance sheet by £49 billion to £977 billion.

•	exceeding Non-Core run-off targets, with Non-Core funded assets reduced to £94 billion, less than 10% of Group funded assets.

•	reducing RWAs by £63 billion.

•	growing Retail & Commercial customer deposits by £9 billion.

•	improving the Core loan:deposit ratio to 94% from 96% in 2010 and the Group loan:deposit ratio to 108% (2010 - 118%).

•	maintaining a robust capital base, with a Core Tier 1 ratio of 10.6%.

Customer franchises have been sustained across the Core Group, with resilient market shares and improving service metrics. While operating results in the Group’s principal retail and commercial businesses have remained strong, measures to reduce risk in Global Banking & Markets (GBM) as financial market conditions deteriorated in the second half of the year and to accelerate the disposal of Non-Core exposures held back overall operating profits.

These results mean that over the last three years RBS has lowered short-term wholesale funding by 66% to £102 billion and improved its loan:deposit ratio to 108%. Core pre-impairment operating profits over this period have totalled £34 billion, including £11.5 billion from GBM. This has helped to fund £43 billion of loan losses and the costs of working through other legacy issues and derisking the Group’s operations, including sovereign debt impairments, APS charges, disposal costs and restructuring charges.

Operating profit
Group loss before tax in 2011 was £766 million up from £399 million in 2010. Adjusting for movements in the fair value of own debt of £1,846 million, a charge of £906 million for the Asset Protection Scheme, Payment Protection Insurance (PPI) costs of £850 million, sovereign debt impairments of £1,099 million, amortisation of purchased intangible assets of £222 million, integration and restructuring costs of £1,064 million, a gain on redemption of own debt of £255 million, strategic disposals of £104 million, bank levy charges of £300 million, interest rate hedge adjustments on impaired available-for-sale Greek government bonds of £169 million, and other non-operating items totalling £45 million, Group operating profit was £1,892 million in 2011, compared with £1,913 million in 2010. Adjusting for the impact of the disposal of Global Merchant Services (GMS) in Q4 2010, operating profit was up 11%. A total of £2,456 million has now been expensed in relation to the APS.

•	UK Retail operating profit rose 45% to £1,991 million, with income flat but expenses 6% lower, and impairments down 32%.

•	UK Corporate operating profit totalled £1,414 million, down 3%, with income and expenses broadly flat and impairments up £24 million.

•	Wealth operating profit was 6% higher at £321 million, driven by 11% growth in income.

•	Global Transaction Services (GTS) operating profit was £743 million, down 16% after adjusting for GMS, largely reflecting a single corporate loan impairment.

Highlights

2011 results summary (continued)

Operating profit (continued)
•	Ulster Bank operating losses increased to £1,024 million as Irish credit conditions remained challenging.

•	US Retail & Commercial recovery continued with operating profit up 57%, as income improved and impairment losses fell substantially.

•	GBM operating profits fell 54% to £1,561 million, with revenue down 25% as the division faced a difficult external environment and managed down its risk exposures.

•
RBS Insurance delivered a strong turnaround with an operating profit of £454 million compared with a loss of £295 million in 2010.  We continue to target an IPO of this business in the second half of 2012, subject to market conditions.

Non-Core’s operating loss fell to £4,203 million in 2011, an improvement of £1,302 million from 2010, with impairments falling by £1,557 million, despite ongoing challenges in the Ulster Bank and real estate portfolios. Operating expenses were £961 million lower.  Non-Core RWAs fell by £60 billion in 2011 to £93 billion. The division focused on reducing capital intensive trading assets, with activity including the restructuring of monoline exposures, which, at a cost of c.£600 million in 2011, achieved a reduction of £32 billion in RWAs.

The process of funding legacy losses through the generation of operating profit continues. In 2011 the Group absorbed further significant legacy costs, including integration and restructuring costs of £1,064 million; PPI costs of £850 million; sovereign debt impairments of £1,099 million; and a charge of £906 million for the Asset Protection Scheme. A total of £2,456 million has now been expensed in relation to the APS.  Other significant non-operating items included the bank levy of £300 million and a credit of £1,846 million for movements in the fair value of own debt, resulting in pre-tax losses of £766 million, up from £249 million in 2010. Following a particularly high tax charge of £1,250 million (£634 million in 2010), primarily as a result of continuing Ulster Bank losses, the Group recorded an attributable loss of £1,997 million compared with £1,125 million in 2010.

Returns
Retail & Commercial (R&C) ROE improved to 11.3% from 10.2% in 2010. GBM ROE was 7.7%, notwithstanding the challenging market conditions, leaving overall Core ROE at 10.5%. TNAV per share at end 2011 was 50.1p.

Efficiency
Core expenses were stable, with reduced costs in UK Retail and GBM offset by investment in the Wealth and GTS franchises. Non-Core expenses fell by 43%, leaving Group 2011 expenses 7% lower than in 2010 at £15,478 million. The Group’s cost reduction programme delivered cost savings with an underlying run rate of over £3 billion to the end of 2011, ahead of the original target of £2.5 billion annualised savings by 2013 and with lower programme spend than originally projected. This has enabled the Group to reinvest savings into enhancing its systems infrastructure to support improvements in customer service, enhance product offerings and respond to regulatory changes.

Highlights

2011 results summary (continued)

Efficiency (continued)
Staff costs declined 10% to £8,678 million. The compensation ratio in GBM, excluding discontinued businesses, was 39%. Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the 2011 variable compensation awards 58% lower than 2010, compared with the 54% fall in operating profit.

The cost:income ratio for the Group was 62% and for R&C was 55%, compared with 56% in 2010. RBS believes that further efficiency gains will be needed to ensure that its businesses are capable of delivering sustainable returns in excess of the cost of equity to its shareholders.

Risk
Group impairments totalled £8,709 million, down 6% from 2010. Non-Core continued to improve, despite persistent challenges in Ulster Bank and commercial real estate portfolios.

UK Retail and US R&C impairment trends remained favourable, with 2011 impairment losses down 32% and 37% respectively compared with the prior year. UK Corporate impairments were broadly in line with 2010 at 0.7% of loans and advances but Core Ulster Bank’s impairment charge rose 19%, reflecting deteriorating bad debt trends and lower asset prices in the mortgage portfolio. Total Ulster Bank impairments in Core and Non-Core were £3,733 million in 2011 compared with £3,895 million in 2010, down 4%.

Adjusting for sovereign debt impairment losses of £1,099 million, interest rate hedge adjustments on impaired available-for-sale Greek government bonds of £169 million and other impairment losses of £2 million, the 2011 impairment charge represented 1.5% of Group customer loans and advances, with the Core ratio at 0.8%. Provision coverage of risk elements in lending improved to 49% compared with 47% at the end of 2010.

The Group actively managed down its market risk exposures in anticipation of the deterioration in financial market conditions in the second half of 2011. Average trading value at risk (VaR) was £105.5 million, down 37% from 2010. Average credit spread VaR in particular was significantly lower, reflecting continuing progress in managing down Non-Core exposures and reducing concentration risk. Increased volatility arising from the difficulties of eurozone sovereigns resulted in average VaR increasing slightly in Q4 2011.

Balance sheet
The Group funded balance sheet fell by £49 billion during 2011 to £977 billion. Non-Core again exceeded targets, reducing funded assets by £44 billion during 2011 to £94 billion at the year-end.  Further reductions will include the disposal of the Group’s aviation finance business for £4.7 billion, signed in January 2012. During 2011, Non-Core focused on reducing capital intensive trading assets, reducing RWAs by £60 billion and also mitigated significant future regulatory uplifts.

GBM lowered funded assets by £35 billion, to £362 billion compared with £397 billion at 31 December 2010, making good progress towards the new target of circa £300 billion set as RBS restructures its wholesale businesses. R&C loan growth remained muted.

Highlights

2011 results summary (continued)

Liquidity and funding
The Group further strengthened its liquidity and funding metrics as financial market conditions became more challenging in the second half of 2011. Including loans and advances to customers of £19,405 million and customer deposits of £22,610 within disposal groups the Group loan:deposit ratio improved to 108%, 10 percentage points lower than at the end of 2010. Over the last three years Core R&C customer deposits have grown by £49 billion, partially offset by a reduction in more volatile GBM deposits and Non-Core rundown.

Net term issuance in 2011 totalled £21 billion, exceeding the Group’s targets for the year. £20 billion of maturing government-guaranteed debt was repaid in 2011. In view of continuing uncertain market conditions the liquidity portfolio was maintained above target levels at £155 billion, well in excess of short-term wholesale funding, which, excluding derivatives collateral, fell to £102 billion at year end compared with £130 billion at 31 December 2010.

Capital
The Core Tier 1 ratio was 10.6%, compared with 10.7% at the end of 2010. Excluding the effect of the APS of £69 billion, RWAs decreased by £63 billion, despite a £21 billion impact in Q4 2011 from the implementation of CRD III. The reduction reflected activity in Non-Core to reduce capital-intensive trading assets, including the restructuring of monoline exposures. As assets covered by the APS have run-off or been disposed of, the Core Tier 1 ratio benefit arising from the APS has diminished to 0.9%, compared with 1.2% at end 2010.

Tangible net asset value per share was 50.1p at 31 December 2011, compared with 51.1p at 31 December 2010.

Strategy
RBS has made good progress over the last three years towards its key objectives of serving customers well, reducing risk and rebuilding value for all shareholders.

In the course of 2011 the Group’s priority has been to strengthen its balance sheet and reduce risk as it works through the restructuring plan, and this is reflected in good progress made on the key risk measures set out in 2009. Targets for capital, short-term wholesale funding, liquidity reserves and leverage have all been met ahead of schedule. The 2011 Group loan:deposit ratio was 110%. Including loans and advances to customers of £19,405 million and customer deposits of £22,610 million within disposal groups, the Group loan:deposit ratio improved further in 2011 to stand at 108%, compared with 154% shortly before the strategic plan was launched.

RBS has seen significant improvement in earnings and returns from the worst point reached in 2008. In 2011, however, the deterioration in external economic and financial conditions led the Group to prioritise derisking over driving returns. Core ROE was 10.5%, with R&C return on equity at 11.3%. GBM ROE was 7.7%, notwithstanding the challenging market conditions. The Group’s objective remains for each of its banking businesses to be based on enduring customer franchises; to be capable of generating sustainable returns in excess of its cost of equity; to be able to fund itself from its own deposit base; to contribute to the overall Group through its connectivity with other businesses; and to achieve the levels of efficiency necessary to compete effectively in its market. In light of the changed market and regulatory environment, the RBS Group Board has agreed new medium-term strategic targets, which are set out below.

Highlights (continued)

2011 results summary (continued)

Customer franchises
RBS’s first priority is to serve its customers well.  Since the adoption of our strategic plan in 2009 we have been focused on identifying what our customers value and on targeting our product propositions and service improvements accordingly.

2011 highlights for our businesses included:
•	reporting progress against our Customer Charters and introducing new commitments;

•	using new technologies to make it easier for customers to bank with us;

•	reacting swiftly and decisively to external events affecting our customers; and

•	introducing new training programmes for customer-facing employees.

During 2011, UK Retail and Ulster Bank both achieved encouraging progress against their Customer Charter commitments.  UK Retail, for example, achieved the goal of serving 80% of its customers in less than 5 minutes in its busiest branches and answering 90% of all incoming calls in less than a minute. 89% of Ulster Bank’s customer queries were answered in a single call in the period July - September 2011, compared with 81% in the period January - June 2011.  In both divisions, however, there is clearly more to do, with handling of customer complaints a particular focus.

US Retail & Commercial began a phased roll-out of its Customer Commitments in Q4 2011: focusing on getting to know each customer as an individual, earning customer trust, putting customers in control of their own finances and valuing their time and business.

Technological innovation has an important role to play in improving customer service, and 2011 saw further improvements to RBS’s leading mobile banking services.  UK Retail, Ulster Bank and US Retail & Commercial customers can access their accounts and manage their money via their mobiles and GBM customers can access trading analysis and expert commentary through their iPad. The iPhone app for RBS and NatWest customers was updated and has now been downloaded by one million customers.

In August, RBS Insurance responded quickly and decisively to the UK riots, helping customers and other small business owners cope with the aftermath of the rioting, providing general insurance advice and information on the claims process. UK Corporate also reacted swiftly, providing £10 million of interest-free, fee-free loans to business customers affected by the rioting.

In June, UK Corporate launched a relationship manager accreditation programme to improve the knowledge and professionalism of front-line staff, while US Retail & Commercial invested in an enhanced sales training programme for managers and sales colleagues.  By the end of 2011, the majority of UK Corporate’s relationship managers had gained full accreditation under the initial phase of the programme and in the US the training has begun to deliver externally recognised increases in customer satisfaction.

Highlights (continued)

2011 results summary (continued)

Customer franchises (continued)
2011 demonstrated clear examples of our commitment to serving our customers well but we recognise there is much we still need to achieve, and providing our customers consistently high quality service remains a key priority in our strategic plan.

UK lending
RBS extended £93.5 billion of new lending to UK businesses in 2011: £36.3 billion of new loans and facilities to mid and large corporates, £16.3 billion of mid corporate overdraft renewals, £31.5 billion of new loans and facilities to SMEs and £9.4 billion of SME overdraft renewals.

New loans and facilities to businesses increased by 22% in 2011 compared with 2010, with new loans and facilities to SME customers up by 4%, exceeding its Merlin “stretch” lending targets. RBS new lending accounted for 48% of all SME lending reported by the Merlin banks, well above its customer market share.

This strong lending performance represented a significant success for RBS’s efforts to foster loan demand from creditworthy companies, in the face of weakening confidence and subdued appetite for investment in 2011. If creditworthy demand grows, the Group would aim to lend even more in 2012. Economic uncertainty caused companies - particularly smaller businesses - to delay or scale back investments and to focus on deleveraging and cash flow preservation. Total SME credit applications in 2011 were 17% lower than for 2010, and 31% lower than 2007.  RBS remains committed to doing everything it can to stimulate demand.

Many of RBS’s SME customers have been paying down debt and building up their cash balances, with SME customers increasingly opting to build up longer term savings in light of perceived decreased investment opportunities. Term deposits of over 12 months rose 53% in 2011 from the Group’s smallest business customers, those with turnover of up to £2 million, and 33% for SME customers overall.  SME overdraft utilisation also continued to fall, from 47% for December 2010 to 45% for December 2011.

Lending to mid and large corporates was driven by re-financing activity, as economic newsflows remained weak and uncertainty surrounding the eurozone drove confidence in economic recovery and market stability lower. Drawn lending balances in the mid and large corporate sector decreased by 5% compared with 2010.

Gross new mortgage lending in 2011 was £16.2 billion, with balances outstanding up 5% compared with 2010.  A fifth of new mortgages provided by the Group were to first time buyers, and gross new lending to this market segment increased quarter on quarter throughout 2011.

Highlights (continued)

2011 results summary (continued)

Outlook
Economic and regulatory challenges have continued into 2012. Growth prospects in the UK, the Group’s most important market, remain modest, while the eurozone sovereign crisis remains a risk.

Against this backdrop, Retail and Commercial performance is expected to remain broadly stable, benefitting modestly  from improvement in impairments.

GBM Markets will transition to its revised, more targeted strategy. The year is off to a good start, but revenue performance will remain market-dependent.

The continuing run-off of Non-Core is expected to crystallise further disposal losses, though overall Non-Core losses are expected to fall again.

The Group NIM outlook is stable with the second half of 2011. However, accounting swings relating to fair value of own debt will continue to feature.

The Group expects to continue to prioritise the strengthening of its balance sheet and the further removal of risk.

Analysis of results

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011
Net interest income	£m	£m	£m	£m

Net interest income	12,679	14,209	3,074	3,077

Average interest-earning assets	661,118	689,531	663,519	663,059

Net interest margin	1.92%	2.06%	1.84%	1.84%
- Group
- Core
- Retail & Commercial (1)	3.21%	3.14%	3.17%	3.19%
- Global Banking & Markets	0.73%	1.05%	0.76%	0.71%
- Non-Core	0.64%	1.16%	0.31%	0.43%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

2011 compared with 2010
•	Group net interest income was 11% lower largely driven by the run-off of balances and exit of higher margin, higher risk segments in Non-Core.

•	Group NIM was 14 basis points lower, reflecting the cost of carrying a higher liquidity portfolio and by the impact of non-performing assets in the Non-Core division.

•	R&C NIM was up 7 basis points, with strengthening asset margins in the first half of the year offsetting the impact of a competitive deposit market.

Q4 2011 compared with Q3 2011
•	Group net interest income remained stable in Q4 2011, as reduced interest expense from repayment of high cost government-guaranteed debt offset modest margin pressure in R&C.

•	R&C NIM was 2 basis points lower, largely driven by competitive pricing on UK deposits and a continued decline in long-term swap rate returns on current accounts.

•
Overall Group interest-earning assets were broadly stable.  R&C interest-earning assets were flat, while elsewhere in the Group higher central bank cash balances offset asset run-off in GBM and Non-Core.

Q4 2011 compared with Q4 2010
•	R&C NIM was down 4 basis points, with continued tightening of liability margins and a decline in long-term swap rate returns on current accounts more than offsetting asset repricing actions.

•	Average interest-earning assets were up slightly at £665 billion, with growth in UK mortgage balances and in liquidity holdings offsetting Non-Core run-off.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	4,924	5,982	1,017	1,148	1,603
Income from trading activities
- Asset Protection Scheme (APS)	(906)	(1,550)	(209)	(60)	(725)
- movements in the fair value of own debt	225	(75)	(170)	470	110
- other	3,382	6,142	141	547	979
Gain/(loss) on redemption of own debt	255	553	(1)	1	-
Other operating income
- strategic disposals	(24)	171	2	49	502
- movements in the fair value of own debt*	1,621	249	(200)	1,887	472
- other	2,525	1,059	403	448	29

Non-interest income (excluding insurance net premium income)	12,002	12,531	983	4,490	2,970
Insurance net premium income	4,256	5,128	981	1,036	1,272

Total non-interest income	16,258	17,659	1,964	5,526	4,242

* Fair value of own debt impact:
Income from trading activities	225	(75)	(170)	470	110
Other operating income	1,621	249	(200)	1,887	472

Fair value of own debt (FVOD)	1,846	174	(370)	2,357	582

Key points

2011 compared with 2010

•
Non-interest income decreased by 8% to £16,258 million in 2011. Excluding movements in the fair value of own debt £1,846 million, a charge on the APS of £906 million, gain on redemption of own debt of £255 million, a loss on strategic disposals of £24 million and other losses of £1 million, non-interest income decreased by £3,374 million to £15,088 million. This was principally driven by lower trading income in GBM and Non-Core and a fall in insurance net premium income.

•	Volatile market conditions led to a reduction in GBM trading income, driven by the deterioration in global credit markets as sovereign difficulties in the eurozone grew.

•
Non-Core trading losses increased by £690 million, reflecting costs incurred as part of the division’s focus on reducing capital trading assets, with activity including the restructuring of monoline exposures, which mitigated both significant immediate and future regulatory uplifts in risk-weighted assets.

•
Insurance net premium income fell by 17% largely driven by RBS Insurance’s exit from certain business segments, along with reduced volumes reflecting the de-risking of the motor book.  Insurance net premium income in Non-Core also decreased as legacy policies ran-off.

•	2010 results included £482 million of income recorded for GMS prior to its disposal in November 2010.

•
A gain of £502 million on strategic disposals for Q4 2010 largely reflected the £837 million gain on the sale of Global Merchant Services, partially offset by losses on Non-Core project finance assets.

Analysis of results (continued)

2011 compared with 2010 (continued)

•	A full year gain on FVOD of £1,846 million as a result of Group credit spreads widening partially offset the 2011 charges. This compares with a smaller gain of £174 million in 2010.

•	The APS fair value charge was £906 million in 2011. The cumulative charge for the APS was £2,456 million as at 31 December 2011.

Q4 2011 compared with Q3 2011

•
Non-interest income fell 6% to £1,964 million. Excluding movements in the fair value of own debt of £370 million, a charge on the APS of £209 million, a gain on strategic disposals of £2 million and other adjustments of £2 million, non-interest income was £1,964 million.

•
GBM trading income included a £368 million change in own credit on derivative liabilities, partially offset by an improved credit hedging (CEM) position of £235 million. Excluding these items, GBM trading income was £542 million versus £551 million in Q3 2011.

•	Insurance premium income fell, largely reflecting the continued de-risking of the motor portfolio.

•	The Group’s credit spreads narrowed in the fourth quarter resulting in a FVOD charge of £370 million. This compares with a widening of spreads in Q3 2011 and a significant gain of £2,357 million.

Q4 2011 compared with Q4 2010
•	Non-interest income fell 54% to £1,964 million.

•	More challenging market conditions reduced trading and fee income in GBM.

•	In Q4 2011 the Group recorded a loss of £370 million on FVOD, as Group credit spreads tightened. Wider credit spreads in Q4 2010 resulted in a gain of £582 million.

•
The Q4 2011 APS fair value charge was £209 million compared with a charge of £725 million in Q4 2010, reflecting improved credit spreads in the quarter, as well as a further reduction in assets covered to £131.8 billion at 31 December 2011.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	8,678	9,671	1,993	2,076	2,194
Premises and equipment	2,451	2,402	674	604	709
Other administrative expenses
-Payment Protection Insurance costs	850	-	-	-	-
-Integration and restructuring costs	1,059	1,032	478	233	299
-Bank levy	300		300
-Other	2,722	2,963	518	729	749

Administrative expenses	16,060	16,068	3,963	3,642	3,951
Depreciation and amortisation
-amortisation of purchased intangible assets	222	369	53	69	96
-other	1,653	1,781	460	416	450
Write down of goodwill and other intangible assets
-Goodwill relating to UK branch-based businesses	80	-	80	-	-
-other	11	10	11	-	10

Operating expenses	18,026	18,228	4,567	4,127	4,507

General insurance	2,968	4,698	529	734	1,151
Bancassurance	-	85	-	-	31

Insurance net claims	2,968	4,783	529	734	1,182

Staff costs as a % of total income	30%	30%	40%	24%	28%

Key points

2011 compared with 2010
•
Group expenses were £18,026 million, 1% lower in 2011. Excluding Payment Protection Insurance costs of £850 million, integration and restructuring costs of £1,059 million, bank levy charges of £300 million, goodwill relating to the sale of UK branch-based business of £80 million and other adjustments of £259 million, Group expenses fell by 7% to £15,478 million. This decrease was driven by cost savings achieved as a result of the cost reduction programme and Non-Core run-off, largely reflecting the disposal of RBS Sempra and specific country exits.

•
Staff expenses fell 10%, driven by lower GBM variable compensation as a result of its decrease in revenues, and in Non-Core, given the impact of a 32% reduction in headcount and continued business disposals and country exits.

•
General insurance claims were £1,730 million lower, mainly due to the non-repeat of bodily injury reserve strengthening in 2010, de-risking of the motor book, more benign weather in 2011 and claims in Non-Core decreasing as legacy policies ran-off.

•	The Group’s cost reduction programme delivered cost savings with an underlying run rate of over £3 billion by the end of 2011.

•	Integration and restructuring costs remained broadly flat at £1,059 million, reflecting significant GBM restructuring in 2011.

Analysis of results (continued)

Q4 2011 compared with Q3 2011
•
Group expenses increased by 10% to £4,567 million. Excluding integration and restructuring costs of £478 million, bank levy charges of £300 million, amortisation of purchased intangible assets of £53 million, goodwill relating to the sale of UK branch-based business of £80 million and other losses of £12 million, Group expenses fell by 5% to £3,644 million. This was significantly driven by a reduction in GBM variable compensation accrued in the first half of 2011. Core R&C expenses declined by 3% in part reflecting lower deposit insurance levies in Wealth and US R&C and continued benefits from the cost reduction programme.

•	Non-Core expenses fell 3% largely driven by ongoing rundown of the division.

•	Q4 2011 integration and restructuring costs increased to £478 million, largely reflecting the GBM headcount reduction announced in 2011, as well as property exit costs.

Q4 2011 compared with Q4 2010
•
Group expenses were £60 million, or 1% higher than in the prior year. Excluding integration and restructuring costs of £478 million, bank levy charges of £300 million, amortisation of purchased intangible assets of £53 million, goodwill relating to the sale of UK branch-based business of £80 million and other losses of £12 million, Group expenses were £437 million, or 11% lower than in the prior year. Non-Core expenses were down 35% reflecting the impact of business disposals and country exits and significantly lower current year variable compensation in GBM.

•
General insurance claims fell by 54% as net claims in RBS Insurance fell by £309 million, reflecting an improved risk mix, more benign weather in Q4 2011 and the exit of certain business segments.  Legacy business run-off in Non-Core also reduced claims.

•
Integration and restructuring costs increased from £299 million in Q4 2010 to £478 million in Q4 2011 largely reflecting significant restructuring within GBM along with continued business and country exits.

Analysis of results (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	7,241	9,144	1,654	1,452	2,155
Securities impairment losses
-Sovereign debt impairment (1)	1,099	-	224	142	-
-Interest rate hedge adjustments on available-for-sale Greek government bonds	169	-	-	60	-
-other	200	112	40	84	(14)

Group impairment losses	8,709	9,256	1,918	1,738	2,141

Loan impairment losses
- latent	(545)	(121)	(190)	(60)	(116)
- collectively assessed	2,591	3,070	591	689	729
- individually assessed	5,195	6,208	1,253	823	1,555

Customer loans	7,241	9,157	1,654	1,452	2,168
Bank loans	-	(13)	-	-	(13)

Loan impairment losses	7,241	9,144	1,654	1,452	2,155

Core	3,403	3,737	924	817	912
Non-Core	3,838	5,407	730	635	1,243

Group	7,241	9,144	1,654	1,452	2,155

Customer loan impairment charge as a % of gross loans and advances (2)
Group	1.5%	1.7%	1.3%	1.1%	1.6%
Core	0.8%	0.9%	0.9%	0.8%	0.9%
Non-Core	4.8%	4.9%	3.7%	2.8%	4.4%

Notes:
(1)
The Group holds Greek government bonds with a notional amount of £1.45 billion. In the second quarter of 2011, the Group recorded an impairment loss of £733 million in respect of these bonds as a result of Greece’s continuing fiscal difficulties. This charge (c.50% of notional) wrote the bonds down to their market price as at 30 June 2011. In the third quarter of 2011, an additional impairment loss of £142 million was recorded to write the bonds down to their market price as at 30 September 2011 (c.37% of notional). In the fourth quarter of 2011, an additional impairment loss of £224 million was recorded to write the bonds down to their market price as at 31 December 2011 (c.21% of notional).

(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Analysis of results (continued)

Key points

2011 compared with 2010
•
Group loan impairment losses decreased by 21% compared with 2010, driven largely by a £1,569 million reduction in Non-Core loan impairments, despite continuing challenges in Ulster Bank and corporate real estate portfolios.

•
R&C loan impairment losses fell by £199 million, driven by improving credit metrics in UK Retail and US Retail & Commercial partially offset by increases in Ulster Bank, largely reflecting a deterioration in credit metrics on the mortgage portfolio, and a single name provision in GTS.

•	Total Core and Non-Core Ulster Bank loan impairment losses decreased by 3%, as the £223 million increase in Core Ulster Bank losses was more than offset by a decrease in losses recognised in Non-Core.

•	The Group customer loan impairment charge as a percentage of loans and advances fell to 1.5% compared with 1.7% for 2010. For Core, the comparable percentages are 0.8% and 0.9%.

•
An impairment of £1,099 million was taken on the Group’s AFS bond portfolio in 2011 as a result of the decline in the value of Greek sovereign bonds. As of 31 December 2011, the bonds were marked at 21% of par value.

Q4 2011 compared with Q3 2011
•
Group loan impairment losses increased by 14% in Q4 2011, largely reflecting a small number of corporate provisions in GBM and a small increase in Non-Core impairments related to the UK Corporate portfolio.

•
Total Core and Non-Core Ulster Bank loan impairments fell by £38 million compared with Q3 2011, £570 million versus £608 million, driven by a 14% decrease in Non-Core Ulster Bank impairments. Core Ulster Bank impairments were broadly flat as lower losses on the corporate portfolio were offset by an increase in mortgage losses.

•	An additional impairment of £224 million was taken in Q4 2011 as a result of the continuing decline in the value of Greek sovereign bonds.

Q4 2011 compared with Q4 2010
•	Group loan impairment losses fell 23% largely driven by a reduction in Non-Core impairment losses reflecting a reduction in Ulster Bank provisions in the quarter.

•	Total Ulster Bank loan impairment losses (Core and Non-Core) were £570 million in Q4 2011, compared with £1,159 million in Q4 2010, driven by the decrease in Non-Core impairments.

•
Loan impairment losses in R&C fell by £51 million, driven by improvements in UK Retail, US Retail & Commercial and Ulster Bank, partially offset by a single name provision in GTS and higher specific provisions in UK Corporate.

•	Provision coverage of risk elements in lending was 49% at the end of Q4 2011, compared with 47% a year earlier.

Analysis of results (continued)

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK.  The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088 per cent from 2012. Three different rates applied during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities. The cost of the levy to the Group for 2011 is £300 million (included in ‘Other administrative expenses’ - see page 21). As the Group continues to target a reduction in wholesale funding, the cost should decline over time absent further rate increases.

Analysis of results (continued)

Capital resources and ratios	31 December 2011	30 September 2011	31 December 2010

Core Tier 1 capital	£46bn	£48bn	£50bn
Tier 1 capital	£57bn	£58bn	£60bn
Total capital	£61bn	£62bn	£65bn
Risk-weighted assets
- gross	£508bn	£512bn	£571bn
- benefit of the Asset Protection Scheme	(£69bn)	(£89bn)	(£106bn)
Risk-weighted assets	£439bn	£423bn	£465bn
Core Tier 1 ratio (1)	10.6%	11.3%	10.7%
Tier 1 ratio	13.0%	13.8%	12.9%
Total capital ratio	13.8%	14.7%	14.0%

Note:
(1)	The benefit of APS in Core Tier 1 ratio is 0.9% at 31 December 2011 (30 September 2011 - 1.3%; 31 December 2010 - 1.2%).

Key points

2011 compared with 2010
•
The Group’s Core Tier 1 ratio remained strong at 10.6%. Core Tier 1 ratio fell 10 basis points compared with 2010, reflecting the PPI charge, the impairment taken on the Group’s AFS bond portfolio in relation to Greek sovereign bonds,  the bank levy and the implementation of CRD III.

•
Gross risk-weighted assets fell £63 billion, or 11% in 2011.  Net of the APS scheme the decline was £26 billion. The fall in risk-weighted assets was largely driven by Non-Core run-off and business exits, combined with specific actions taken in Non-Core to reduce capital intensive assets. These were partially offset by CRD III related uplifts which added £21 billion.

Q4 2011 compared with Q3 2011
•	The Core Tier 1 ratio declined 70 basis points versus Q3 2011, reflecting a £21 billion uplift in risk-weighted assets from the implementation of CRD III, along with the quarter’s attributable loss.

•	Gross risk-weighted assets were broadly flat on the previous quarter, with the CRD III related uplift offset by Non-Core risk-weighted assets reduction from run-off and restructuring activity.

•	The Q4 2011 capital relief from APS declined to 0.9%, versus 1.3% in Q3 2011, due to the significant decline in covered assets in Non-Core of £20 billion.

Analysis of results (continued)

Balance sheet	31 December 2011	30 September 2011	31 December 2010

Funded balance sheet (1)	£977bn	£1,035bn	£1,026bn
Total assets	£1,507bn	£1,608bn	£1,454bn
Loans and advances to customers (2)	£454bn	£486bn	£503bn
Customer deposits (3)	£414bn	£434bn	£429bn
Loan:deposit ratio - Group (4)	110%	112%	118%

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing.
(3)	Excluding repurchase agreements and stock lending.
(4)	Net of provisions. Including disposal groups, the loan:deposit ratio at 31 December 2011 was 108%.

Key points
•
Funded assets declined £58 billion in the quarter to close the year at £977 billion. GBM’s funded assets fell £35 billion in 2011, to £362 billion, with further reductions to circa £300 billion of funded assets targeted as RBS restructures its wholesale businesses. Non-Core funded assets fell by £11 billion in the quarter, £44 billion in the year, closing 2011 with funded assets of £94 billion, ahead of its revised target of £96 billion.

•
Loans and advances to customers were down 7% from Q3 2011. Loans and advances to customers, including disposal groups of £19 billion, were down 3% from Q3 2011, and down 7% from Q4 2010, largely reflecting run-off in Non-Core. Loans and advances in R&C were broadly flat in the year.

•
Customer deposits were down 5% from Q3 2011. Including disposal groups of £23 billion, customer deposits increased by £6 billion from Q4 2010. R&C deposits increased by £10 billion, 3%, from 2010, partially offset by a decrease in Non-Core as business disposals and country exits continued. Customer deposits also increased by £3 billion compared with Q3 2011, as UK Retail attracted £3 billion of new deposits and UK Corporate attracted £2 billion of new deposits, partially offset by reductions in GBM and Ulster Bank.

•
The Group loan:deposit ratio improved to 108% at 31 December 2011, a 900 basis point improvement from 31 December 2010. The Core loan:deposit ratio also improved to 94% compared with 96% a year earlier.

Further discussion of the Group’s liquidity and funding position is included on pages 141 to 150.

27

Divisional performance

The operating profit/(loss) of each division is shown below.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	1,991	1,372	461	499	558
UK Corporate	1,414	1,463	275	301	333
Wealth	321	304	96	71	87
Global Transaction Services	743	1,088	197	195	267
Ulster Bank	(1,024)	(761)	(239)	(219)	(271)
US Retail & Commercial	479	306	157	115	64

Retail & Commercial	3,924	3,772	947	962	1,038
Global Banking & Markets	1,561	3,364	(95)	112	527
RBS Insurance	454	(295)	125	123	(9)
Central items	156	577	85	67	115

Core	6,095	7,418	1,062	1,264	1,671
Non-Core	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Managed basis	1,892	1,913	(246)	267	55
Reconciling items
Fair value of own debt	1,846	174	(370)	2,357	582
Asset Protection Scheme	(906)	(1,550)	(209)	(60)	(725)
Payment Protection Insurance costs	(850)	-	-	-	-
Sovereign debt impairment	(1,099)	-	(224)	(142)	-
Amortisation of purchased intangible assets	(222)	(369)	(53)	(69)	(96)
Integration and restructuring costs	(1,064)	(1,032)	(478)	(233)	(299)
Gain/(loss) on redemption of own debt	255	553	(1)	1	-
Strategic disposals	(104)	171	(82)	(49)	502
Bank levy	(300)	-	(300)	-	-
Other	(214)	(259)	(13)	(68)	(27)

Statutory basis	(766)	(399)	(1,976)	2,004	(8)

Divisional performance (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Impairment losses/(recoveries) by division
UK Retail	788	1,160	191	195	222
UK Corporate	785	761	234	228	219
Wealth	25	18	13	4	6
Global Transaction Services	166	9	47	45	3
Ulster Bank	1,384	1,161	327	327	376
US Retail & Commercial	325	517	65	84	105

Retail & Commercial	3,473	3,626	877	883	931
Global Banking & Markets	49	151	68	(32)	(5)
Central items	(2)	3	(4)	3	4

Core	3,520	3,780	941	854	930
Non-Core	3,919	5,476	751	682	1,211

Group impairment losses	7,439	9,256	1,692	1,536	2,141

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	%	%	%	%	%

Net interest margin by division
UK Retail	3.92	3.91	3.75	3.90	4.05
UK Corporate	2.58	2.51	2.55	2.48	2.55
Wealth	3.59	3.37	3.86	3.46	3.29
Global Transaction Services	5.52	6.73	5.29	5.33	6.14
Ulster Bank	1.77	1.84	1.81	1.85	1.77
US Retail & Commercial	3.06	2.85	3.03	3.09	3.00

Retail & Commercial	3.21	3.14	3.17	3.19	3.21
Global Banking & Markets	0.73	1.05	0.76	0.71	0.93
Non-Core	0.64	1.16	0.31	0.43	1.09

Group net interest margin	1.92	2.06	1.84	1.84

Divisional performance (continued)

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	48.4	48.7	(1%)	48.8	(1%)
UK Corporate	76.1	75.7	1%	81.4	(7%)
Wealth	12.9	13.0	(1%)	12.5	3%
Global Transaction Services	17.3	18.6	(7%)	18.3	(5%)
Ulster Bank	36.3	34.4	6%	31.6	15%
US Retail & Commercial	58.8	56.5	4%	57.0	3%

Retail & Commercial	249.8	246.9	1%	249.6	-
Global Banking & Markets	151.1	134.3	13%	146.9	3%
Other	10.8	9.8	10%	18.0	(40%)

Core	411.7	391.0	5%	414.5	(1%)
Non-Core	93.3	117.9	(21%)	153.7	(39%)

Group before benefit of Asset Protection Scheme	505.0	508.9	(1%)	568.2	(11%)
Benefit of Asset Protection Scheme	(69.1)	(88.6)	(22%)	(105.6)	(35%)

Group before RFS Holdings minority interest	435.9	420.3	4%	462.6	(6%)
RFS Holdings minority interest	3.1	3.0	3%	2.9	7%

Group	439.0	423.3	4%	465.5	(6%)

For the purposes of the divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets, adjusted for capital deductions. Currently, 9% has been applied to the Retail & Commercial divisions and 10% to Global Banking & Markets. However, these will be subject to modification as the final Basel III rules and ICB recommendations are considered.

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 December 2011	30 September 2011	31 December 2010

UK Retail	27,700	27,900	28,200
UK Corporate	13,500	13,600	13,100
Wealth	5,700	5,600	5,200
Global Transaction Services	2,600	2,700	2,600
Ulster Bank	4,200	4,400	4,200
US Retail & Commercial	15,200	15,300	15,700

Retail & Commercial	68,900	69,500	69,000
Global Banking & Markets	17,000	18,900	18,700
RBS Insurance	14,900	15,200	14,500
Group Centre	6,200	6,100	4,700

Core	107,000	109,700	106,900
Non-Core	4,700	5,300	6,900

	111,700	115,000	113,800
Business Services	34,000	34,200	34,400
Integration and restructuring	1,100	1,100	300

Group	146,800	150,300	148,500

UK Retail

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	4,272	4,078	1,036	1,074	1,088

Net fees and commissions	1,066	1,100	242	259	316
Other non-interest income	140	322	35	33	86

Non-interest income	1,206	1,422	277	292	402

Total income	5,478	5,500	1,313	1,366	1,490

Direct expenses
- staff	(839)	(889)	(200)	(206)	(208)
- other	(437)	(480)	(116)	(102)	(71)
Indirect expenses	(1,423)	(1,514)	(345)	(364)	(400)

	(2,699)	(2,883)	(661)	(672)	(679)

Insurance net claims	-	(85)	-	-	(31)
Impairment losses	(788)	(1,160)	(191)	(195)	(222)

Operating profit	1,991	1,372	461	499	558

Analysis of income by product
Personal advances	1,089	993	276	260	275
Personal deposits	961	1,102	214	236	271
Mortgages	2,277	1,984	577	576	557
Cards	950	962	238	231	251
Other, including bancassurance	201	459	8	63	136

Total income	5,478	5,500	1,313	1,366	1,490

Analysis of impairments by sector
Mortgages	182	177	32	34	30
Personal	437	682	116	120	131
Cards	169	301	43	41	61

Total impairment losses	788	1,160	191	195	222

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.2%	0.1%	0.1%	0.1%
Personal	4.3%	5.8%	4.6%	4.7%	4.5%
Cards	3.0%	4.9%	3.0%	2.9%	4.0%

Total	0.7%	1.1%	0.7%	0.7%	0.8%

UK Retail (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	26.4%	18.0%	25.1%	26.7%	25.2%
Net interest margin	3.92%	3.91%	3.75%	3.90%	4.05%
Cost:income ratio	49%	52%	50%	49%	46%
Adjusted cost:income ratio (2)	49%	53%	50%	49%	47%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (3)
- mortgages	95.0	94.2	1%	90.6	5%
- personal	10.1	10.3	(2%)	11.7	(14%)
- cards	5.7	5.6	2%	6.1	(7%)

	110.8	110.1	1%	108.4	2%
Customer deposits (excluding bancassurance) (3)	101.9	98.6	3%	96.1	6%
Assets under management (excluding deposits)	5.5	5.6	(2%)	5.7	(4%)
Risk elements in lending (3)	4.6	4.7	(2%)	4.6	-
Loan:deposit ratio (excluding repos)	106%	109%	(300bp)	110%	(400bp)
Risk-weighted assets	48.4	48.7	(1%)	48.8	(1%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.
(3)	Includes disposal groups: loans and advances to customers £7.3 billion; risk elements in lending £0.5 billion; customer deposits £8.8 billion.

Key points
In 2010, UK Retail set out an aspiration to become the UK’s most helpful bank and launched the Customer Charter.  In 2011, we made good progress on our Customer Charter commitments and the roll-out of innovation that actually helps customers. In December 2011, UK Retail refined its staff incentive scheme to further strengthen the role of customer service and to help build long lasting customer relationships.

Progress against the Customer Charter commitments is independently assessed and has shown encouraging results. By the end of 2011, we achieved the goal of serving 80% of our customers in less than 5 minutes in our busiest branches. Branch opening hours have also been extended and standardised, which means that our branches are now open for an additional 5,000 hours per week at times our customers have told us suit them.

Innovation has supported the delivery of Helpful Banking by focusing on solutions that make it easier for customers to bank with RBS and NatWest. An important example has been giving customers access to 24 hour emergency cash from NatWest and RBS ATMs when their cards are lost or stolen. We also updated our market-leading iPhone application and by the end of the year 1 million customers had downloaded the application. With successful apps also launched for iPad, Android and Blackberry, RBS is now the leading mobile bank in the UK.

UK Retail (continued)

Key points (continued)

2011 compared with 2010
•
UK Retail delivered strong full year results, as operating profit increased by £619 million to £1,991 million, despite continued uncertainty in the economic climate and the low interest rate environment. Profit before impairments was up £247 million or 10%, while impairments fell by £372 million, with further improvements in the unsecured book and continued careful mortgage underwriting. Return on equity improved to 26.4%.

•
The division continued to focus on growing secured lending while at the same time building customer deposits, thereby reducing the Group’s reliance on wholesale funding. Loans and advances to customers grew 2%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 5%, while unsecured lending contracted by 11%.

o    Mortgage growth reflected continued strong new business levels. Gross mortgage lending market share of 10% continues above our stock position of 8%.

o    Customer deposits grew 6%, outperforming the market total deposit growth of 3%.  Savings balances grew by £6 billion, or 9%, with 1.5 million accounts opened, demonstrating the strength of our customer franchise and our strategy to further develop primary banking relationships.

•
Net interest income increased by 5% to £4,272 million, driven by strong balance sheet growth. Net interest margin remained broadly flat with recovering asset margins largely offset by more competitive savings rates and lower long term swap rate returns adversely impacting liability margins.

•
Non-interest income declined 15% to £1,206 million, primarily driven by lower investment and protection income as a result of the dissolution of the bancassurance joint venture.  In addition, a number of changes have been made to support delivery of Helpful Banking, such as ‘Act Now’ text alerts, which have decreased fee income.

•
Overall expenses decreased by 6%, with the adjusted cost:income ratio improving from 53% to 49%.  Cost reductions were driven by a clear management focus on process re-engineering and operational efficiency together with benefits from the dissolution of the bancassurance joint venture, partly offset by higher inflation rates in utility and mail costs.

•	Impairment losses decreased 32% to £788 million reflecting the impact of a strengthened risk appetite, and a more stable economic environment.

•	Risk-weighted assets were broadly stable, with volume growth in lower risk secured mortgages partly offset by a decrease in the unsecured portfolio.

Q4 2011 compared with Q3 2011
•
UK Retail achieved strong deposit growth of £3.3 billion or 3% in the quarter, with competitive fixed rate bond and ISA offerings helping to deliver strong growth in savings balances. With interest rates falling and declining consumer activity, this strong deposit-gathering performance was balanced by narrowing liability margins and lower fee income, resulting in a 4% drop in income and operating profit of £461 million, £38 million lower than in the previous quarter.

UK Retail (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•
Mortgage balances increased £0.8 billion and RBS’s share of gross new lending remained strong at 10% in the quarter, above its share of stock at 8%. Unsecured lending declined 1% as the Group continued to focus on lower risk secured lending. In conjunction with the strong deposit growth recorded during the quarter, this resulted in an improvement in the loan to deposit ratio to 106% from 109% in Q3 2011.

•
Net interest income fell 4%, £38 million, driven by the continued tightening of liability margins, with competitive pricing on savings balances and a continued decline in long-term swap rate returns on current accounts. Overall the net interest margin declined 15 basis points to 3.75%.

•	Non-interest income declined by 5%, £15 million, as subdued consumer spending activity continued to depress transaction volumes.

•
Overall expenses decreased by 2%, £11 million, with direct staff costs down 3%, £6 million, due to headcount reductions and lower staff compensation.  Indirect costs decreased by 5%, £19 million, driven by further cost saving initiatives linked to compensation costs and technology savings.

•	Impairment losses decreased by 2% or £4 million during the period.
○
Mortgage impairment losses were £32 million on a total book of £95 billion, £2 million lower than Q3 2011. Arrears rates were stable and remained below the Council of Mortgage Lenders industry average. Provision coverage levels remain stable.

○
The unsecured portfolio impairment charge of £159 million, on a book of almost £16 billion, was broadly flat. Default levels remained stable. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

Q4 2011 compared with Q4 2010
•	Operating profit decreased by £97 million, with income down 10%, costs down 3% and impairments 14% lower than in Q4 2010.

•
Net interest income was 5% lower, with strong mortgage and deposit balance growth more than offset by a reduction in net interest margin. Liability margins fell as a result of continued competitive pressure on new business savings margins and lower long term swap rate returns adversely impacting current account income.

•
Customer deposits were up 6%, with savings balances 9% higher, significantly outperforming the market. This strong deposit growth contributed to a reduction of the loan to deposit ratio from 110% to 106%.

•
Non-interest income declined by 31%, £125 million, largely driven by the dissolution of the bancassurance joint venture combined with lower spending and investment activity reflecting the general economic environment.

•
Overall expenses were 3% lower, despite increased charges relating to the Financial Services Compensation Scheme, reflecting continued implementation of process efficiencies and lower average staff compensation and benefits from the dissolution of the bancassurance joint venture.

•	Impairment losses decreased by 14%, £31 million, primarily reflecting improvements in default rates on the unsecured book.

UK Corporate

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,585	2,572	634	621	653

Net fees and commissions	948	952	229	244	251
Other non-interest income	327	371	62	83	79

Non-interest income	1,275	1,323	291	327	330

Total income	3,860	3,895	925	948	983

Direct expenses
- staff	(780)	(778)	(195)	(184)	(198)
- other	(335)	(359)	(86)	(88)	(93)
Indirect expenses	(546)	(534)	(135)	(147)	(140)

	(1,661)	(1,671)	(416)	(419)	(431)

Impairment losses	(785)	(761)	(234)	(228)	(219)

Operating profit	1,414	1,463	275	301	333

Analysis of income by business
Corporate and commercial lending	2,676	2,598	634	647	657
Asset and invoice finance	660	617	169	176	166
Corporate deposits	683	728	170	172	184
Other	(159)	(48)	(48)	(47)	(24)

Total income	3,860	3,895	925	948	983

Analysis of impairments by sector
Banks and financial institutions	20	20	(2)	6	12
Hotels and restaurants	59	52	16	22	18
Housebuilding and construction	103	131	27	29	47
Manufacturing	34	1	13	9	(9)
Other	163	127	37	36	(12)
Private sector education, health, social work, recreational and community services	113	30	81	20	21
Property	170	245	19	82	84
Wholesale and retail trade, repairs	85	91	29	24	31
Asset and invoice finance	38	64	14	-	27

Total impairment losses	785	761	234	228	219

UK Corporate (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.4%	0.3%	(0.1%)	0.4%	0.8%
Hotels and restaurants	1.0%	0.8%	1.0%	1.4%	1.1%
Housebuilding and construction	2.6%	2.9%	2.8%	2.9%	4.2%
Manufacturing	0.7%	-	1.1%	0.8%	(0.7%)
Other	0.5%	0.4%	0.5%	0.4%	(0.2%)
Private sector education, health, social work, recreational and community services	1.3%	0.3%	3.7%	0.9%	0.9%
Property	0.6%	0.8%	0.3%	1.1%	1.1%
Wholesale and retail trade, repairs	1.0%	0.9%	1.4%	1.1%	1.3%
Asset and invoice finance	0.4%	0.6%	0.5%	-	1.1%

Total	0.7%	0.7%	0.9%	0.8%	0.8%

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	12.4%	12.1%	10.2%	11.1%	11.8%
Net interest margin	2.58%	2.51%	2.55%	2.48%	2.55%
Cost:income ratio	43%	43%	45%	44%	44%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	111.8	112.7	(1%)	114.6	(2%)
Loans and advances to customers (gross) (2)
- banks and financial institutions	5.7	5.7	-	6.1	(7%)
- hotels and restaurants	6.1	6.3	(3%)	6.8	(10%)
- housebuilding and construction	3.9	4.0	(3%)	4.5	(13%)
- manufacturing	4.6	4.7	(2%)	5.3	(13%)
- other	32.6	32.6	-	31.0	5%
- private sector education, health, social work, recreational and community services	8.7	8.7	-	9.0	(3%)
- property	28.2	29.0	(3%)	29.5	(4%)
- wholesale and retail trade, repairs	8.5	8.9	(4%)	9.6	(11%)
- asset and invoice finance	10.4	10.1	3%	9.9	5%

	108.7	110.0	(1%)	111.7	(3%)

Customer deposits (2)	100.9	98.9	2%	100.0	1%
Risk elements in lending (2)	5.0	4.9	2%	4.0	25%
Loan:deposit ratio (excluding repos)	106%	109%	(300bp)	110%	(400bp)
Risk-weighted assets	76.1	75.7	1%	81.4	(7%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Includes disposal groups: loans and advances to customers £12.2 billion; risk elements in lending £1.0 billion; customer deposits £21.8 billion.

UK Corporate (continued)

Key points
In 2011, UK Corporate focused on supporting its customers through challenging economic times.

As a result of over 5,000 hours of customer research, UK Corporate launched the ‘Ahead for Business’ promise to its small and medium-sized enterprise (SME) customers.

To deliver on this, the division launched a number of initiatives to improve the service it offers to customers. For example, the ‘Working with You’ initiative, has seen over 4,600 visits to customer businesses since its launch in Q2 2011.  Additionally, following the launch of the relationship manager accreditation programme, also in Q2 2011, almost all relationship managers have gained full accreditation in the initial phase.

UK Corporate continued to support new and existing businesses during 2011:

•	launching its best ever fixed rate loan product for SMEs;

•	reacting quickly after the August riots to give affected businesses access to special interest rate and fee free lending products;

•	answering over 4,000 calls on the Start-up Hotline, offering free advice and a complementary business plan review service; and

•	supporting more debt capital and loan market deals for larger corporates than any other bank

The division also took measures to reduce the risk retained in the business allowing for quicker and more consistent decisions by simplifying the credit underwriting process and improving automated decision making.

2011 compared with 2010
•	Operating profit decreased 3% to £1,414 million, as lower income and higher impairments were only partially offset by a decrease in expenses.

•
Net interest income remained broadly flat.  Net interest margin improved 7 basis points with  benefits from re-pricing the lending portfolio and the revision to income deferral assumptions in Q1 2011 partially offset by increased funding costs together with continued pressure on deposit margins.  A 1% increase in deposit balances supported an improvement in the loan to deposit ratio to 106%.

•	Non-interest income decreased by 4% as a result of lower GBM cross-sales and fee income, partially offset by increased Invoice Finance and Lombard income.

•	Excluding the £29 million OFT penalty in 2010, total costs increased by 1%, largely reflecting increased investment in the business and higher costs of managing the non-performing book.

•	Impairments of £785 million were 3% higher due to increased specific impairments and collectively assessed provisions, partially offset by lower latent loss provisions.

UK Corporate (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•	Operating profit of £275 million was 9% lower, with increased net interest income more than offset by higher impairments and lower non-interest income.

•
Net interest income rose by 2% and net interest margin by 7 basis points, with improved lending margins more than offsetting continued pressure on deposit margins.  Strong growth in customer deposits, up £2 billion or 2%, contributed to an improvement in the loan to deposit ratio from 109% to 106%.

•	Non-interest income fell by 11%, due to a number of valuation adjustments, including derivative close out costs associated with impaired assets.

•	Total costs decreased 1% due to lower indirect costs, partially offset by higher discretionary staff costs.

•	Impairment losses increased £6 million due to a small number of specific provisions, partially offset by an improvement in collectively assessed balances and latent provision releases.

Q4 2011 compared with Q4 2010
•	Operating profit decreased 17%, driven by lower income and increased impairments.

•
Net interest income decreased 3%, impacted by higher funding and liquidity costs.  Excluding these costs of £39 million, income increased 1% with net interest margin up 11 basis points, reflecting the benefit from re-pricing the lending portfolio.

•	Non-interest income decreased 12%, largely driven by a number of valuation adjustments, including derivative close out costs associated with impaired assets.

•	Total costs decreased 3%, despite the higher operational costs of managing the non-performing book in Q4 2011, largely reflecting a decrease in staff incentive costs.
.
•	Impairment losses increased £15 million reflecting higher specific provisions.

Wealth

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	718	609	191	178	160

Net fees and commissions	375	376	89	95	94
Other non-interest income	84	71	23	23	17

Non-interest income	459	447	112	118	111

Total income	1,177	1,056	303	296	271

Direct expenses
- staff	(413)	(382)	(96)	(106)	(96)
- other	(195)	(142)	(43)	(57)	(29)
Indirect expenses	(223)	(210)	(55)	(58)	(53)

	(831)	(734)	(194)	(221)	(178)

Impairment losses	(25)	(18)	(13)	(4)	(6)

Operating profit	321	304	96	71	87

Analysis of income
Private banking	975	857	255	244	220
Investments	202	199	48	52	51

Total income	1,177	1,056	303	296	271

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	18.7%	18.9%	22.1%	16.3%	21.0%
Net interest margin	3.59%	3.37%	3.86%	3.46%	3.29%
Cost:income ratio	71%	70%	64%	75%	66%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.3	8.3	-	7.8	6%
- personal	6.9	7.2	(4%)	6.7	3%
- other	1.7	1.5	13%	1.6	6%

	16.9	17.0	(1%)	16.1	5%
Customer deposits (2)	38.2	37.4	2%	37.1	3%
Assets under management (excluding deposits) (2)	30.9	29.9	3%	33.9	(9%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos) (2)	44%	45%	(100bp)	43%	100bp
Risk-weighted assets	12.9	13.0	(1%)	12.5	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	31 December 2010 comparatives were revised in Q3 2011 to reflect the current reporting methodology.

Wealth (continued)

Key points
2011 has been a significant year for the Coutts businesses from a strategic perspective. In Q1 2011, a new divisional strategy was defined with the execution of early changes already making an impact.

Key strategic changes in 2011 included:
•	A refreshed Coutts brand bringing Coutts UK and RBS Coutts under one single contemporary brand.

•	A refocus on territories where the businesses have the opportunity for greatest scale or growth such as UK, Asia, Middle East, and Eastern Europe.

•	Further development of client propositions as well as the portfolio of products and services for key international markets.

•
Strategic investment in technology leading to the development of a single global technology platform for the Wealth division. The platform was successfully deployed in Adam & Company in 2011 with Coutts UK to follow in 2012.

•	Strengthening the connectivity between Wealth and other Group divisions including referrals in international jurisdictions and improved connectivity with UK Corporate.

•	Continued activity to ensure the division responds to new or expected regulatory changes with proactive solution design and preparation.

•	Injection of new management into key roles from both internal and external sources including key segment heads, marketing, products & services, and international executive leadership.

Following the establishment of a single global brand in Q4 2011, focus turned to the reorganisation of key global functions such as marketing and product & services, as well as some local management structures. These reorganisations have realigned the division to maximise execution of the divisional strategy.

The execution plan for the strategy will continue into 2012 and position Wealth strongly against its peers.

2011 compared with 2010
•	Operating profit increased by 6% on 2010 to £321 million, driven by a 11% growth in income partially offset by increases in expenses and impairments.

•
Income increased by £121 million with a 24 basis points improvement in lending margins, strong treasury income and increases in lending and deposit volumes. Non-interest income rose 3%, with investment income growing 2% despite turbulent market conditions.

•
Expenses increased by £97 million, largely driven by adverse foreign exchange movements and headcount growth to service the increased revenue base.  Additional strategic investment in technology enhancement, rebranding and programmes to support regulatory change also contributed to the increase.

•
Client assets and liabilities managed by the division decreased by 1%. Customer deposits grew 3% in a competitive environment and lending volumes grew 5%. Assets under management declined 9%, with fund outflows contributing 3% of the decrease and market conditions making up the balance.

Wealth (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•	Operating profit increased 35% to £96 million in the quarter with a small increase in income and lower expenses partially offset by a rise in impairments.

•
Income increased 2% in Q4 2011 with a 7% increase in net interest income partially offset by a 5% decline in non-interest income. The growth in net interest income reflects continued growth in lending margins and strong treasury income. Non-interest income declined with turbulent market conditions resulting in a decrease in investment and brokerage income.

•	Expenses decreased 12% largely driven by a decrease in Financial Services Compensation Scheme levies and lower incentive costs, assisted by a favourable movement in exchange rates.

•
Client assets and liabilities managed by the division increased by 2%. Lending volumes were stable and deposit volumes increased 2%, primarily in the UK, as result of a successful fixed term deposit campaign. Assets under management grew 3% with stable net new business and positive market movements.

Q4 2011 compared with Q4 2010
•	Operating profit increased 10% with a 12% growth in income partially offset by higher expenses and impairments.

•
Income increased due to a 19% rise in net interest income with a 57 basis points improvement in net interest margin reflecting strong treasury income, higher lending margins and growth in deposit volumes. Non-interest income increased 1%.

•	Expenses rose 9% reflecting adverse movements in exchange rates and continued investment in private banker recruitment, strategic initiatives and regulatory project spend.

Global Transaction Services

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,076	974	277	276	263
Non-interest income	1,175	1,587	296	300	375

Total income	2,251	2,561	573	576	638

Direct expenses
- staff	(375)	(411)	(95)	(89)	(105)
- other	(113)	(159)	(26)	(26)	(51)
Indirect expenses	(854)	(894)	(208)	(221)	(212)

	(1,342)	(1,464)	(329)	(336)	(368)

Impairment losses	(166)	(9)	(47)	(45)	(3)

Operating profit	743	1,088	197	195	267

Analysis of income by product
Domestic cash management	866	818	221	216	207
International cash management	868	801	222	220	223
Trade finance	318	309	77	90	81
Merchant acquiring	16	451	5	4	80
Commercial cards	183	182	48	46	47

Total income	2,251	2,561	573	576	638

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	30.4%	42.8%	33.0%	31.0%	42.7%
Net interest margin	5.52%	6.73%	5.29%	5.33%	6.14%
Cost:income ratio	60%	57%	57%	58%	58%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	25.9	29.9	(13%)	25.2	3%
Loans and advances	15.8	19.5	(19%)	14.4	10%
Customer deposits	71.7	71.4	-	69.9	3%
Risk elements in lending	0.2	0.2	-	0.1	100%
Loan:deposit ratio (excluding repos)	22%	28%	(600bp)	21%	100bp
Risk-weighted assets	17.3	18.6	(7%)	18.3	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
In Q4 2011, Global Transaction Services (GTS) maintained operating profit levels with continued focus on cost management and an improved funding contribution.

GTS recognises the important role international trade plays in a strong global economy and throughout 2011 the division supported UK companies, both in the UK and overseas, to do more business internationally.  This support included delivering a series of UK Government-backed ‘Doing Business in Asia’ events.

During the year, GTS invested in improving existing products and services and also in developing new ones.  To help corporate treasurers manage their global positions, the division launched a global Liquidity Solutions Portal, giving its customers a view of their operational and investment balances and rates all in one place, improving transparency, and enabling them to execute and redeem investments effectively.

2011 compared with 2010
•
Operating profit was down 32%, partly reflecting the sale of Global Merchant Services (GMS) which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 16%, driven by an impairment provision on a single name in 2011.

•	Excluding GMS income of £451 million, income was 7% higher driven by the success of deposit-gathering initiatives, as deposits increased £2 billion in a competitive environment.

•	Excluding GMS expenses of £244 million, expenses increased by 10%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	Impairment losses increased to £166 million compared with £9 million in 2010 reflecting a single name impairment.

•	For the eleven months in 2010 before completion of the disposal, GMS generated income of £451 million, total expenses of £244 million and an operating profit of £207 million.

Q4 2011 compared with Q3 2011
•	Operating profit was in line with Q3 2011 reflecting resilient income and slightly higher impairment charges, offset by lower expenses.

•	Income fell by 1% as a result of seasonally lower trade finance activity.

•	Total expenses fell by 2% largely driven by a reduction in technology and infrastructure support costs, partially offset by lower discretionary staff costs in Q3 2011.

•	Q4 2011 impairment losses of £47 million, up 4%, largely related to additional provisioning on an existing single name impairment.

•	Customer deposits held up well in a competitive environment despite the adverse effect of a weakened Euro exchange rate.

•	Third party assets decreased 13% as a result of reduced trade finance activity and the positive impact of balance sheet efficiency initiatives.

•	Risk-weighted assets fell 7%, primarily benefitting from lower loans and advances.

Global Transaction Services (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•
Operating profit was down 26%, driven by a provision on a single name in 2011. Adjusting for the sale of GMS, which completed on 30 November 2010 with an operating profit of £207 million, operating profit decreased 17%.

•
Excluding GMS income of £451 million, income increased by 3%, driven by strong deposit gathering initiatives. Excluding GMS expenses of £244 million, expenses increased by 3%, reflecting business improvement initiatives and investment in technology and support infrastructure.

•	In the two months in Q4 2010 before completion of the disposal, GMS recorded income of £80 million, total expenses of £50 million and an operating profit of £30 million.

Ulster Bank

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	696	761	171	185	187

Net fees and commissions	142	156	28	41	40
Other non-interest income	69	58	21	19	16

Non-interest income	211	214	49	60	56

Total income	907	975	220	245	243

Direct expenses
- staff	(221)	(237)	(53)	(55)	(57)
- other	(67)	(74)	(15)	(17)	(17)
Indirect expenses	(259)	(264)	(64)	(65)	(64)

	(547)	(575)	(132)	(137)	(138)

Impairment losses	(1,384)	(1,161)	(327)	(327)	(376)

Operating loss	(1,024)	(761)	(239)	(219)	(271)

Analysis of income by business
Corporate	435	521	98	107	122
Retail	428	465	101	116	124
Other	44	(11)	21	22	(3)

Total income	907	975	220	245	243

Analysis of impairments by sector
Mortgages	570	294	133	126	159
Corporate
- property	324	375	83	78	69
- other corporate	434	444	100	111	135
Other lending	56	48	11	12	13

Total impairment losses	1,384	1,161	327	327	376

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	2.8%	1.4%	2.7%	2.4%	3.0%
Corporate
- property	6.8%	6.9%	6.9%	6.1%	5.1%
- other corporate	5.6%	4.9%	5.2%	5.4%	6.0%
Other lending	3.5%	3.7%	2.8%	3.2%	4.0%

Total	4.1%	3.1%	3.8%	3.7%	4.1%

Ulster Bank (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	(26.1%)	(21.0%)	(23.3%)	(21.2%)	(29.8%)
Net interest margin	1.77%	1.84%	1.81%	1.85%	1.77%
Cost:income ratio	60%	59%	60%	56%	57%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	20.0	20.7	(3%)	21.2	(6%)
- corporate
- property	4.8	5.1	(6%)	5.4	(11%)
- other corporate	7.7	8.2	(6%)	9.0	(14%)
- other lending	1.6	1.5	7%	1.3	23%

	34.1	35.5	(4%)	36.9	(8%)
Customer deposits	21.8	23.4	(7%)	23.1	(6%)
Risk elements in lending
- mortgages	2.2	2.1	5%	1.5	47%
- corporate
- property	1.3	1.5	(13%)	0.7	86%
- other corporate	1.8	1.8	-	1.2	50%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	5.5	5.6	(2%)	3.6	53%
Loan:deposit ratio (excluding repos)	143%	141%	200bp	152%	(900bp)
Risk-weighted assets	36.3	34.4	6%	31.6	15%

Spot exchange rate - €/£	1.196	1.162		1.160

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
2011 was another difficult year for the business due to the continued challenging economic environment. This was reflected in the financial performance, with ongoing pressure on income and a further increase in impairment losses.

Ulster Bank continues to make progress on its customer commitments and deposit gathering strategy, while cost management and targeting growth in areas that leverage competitive advantage, remain priorities.  In 2011, customer numbers increased by 2%, representing a strong performance in current and savings accounts, driven by the enhanced customer service highlighted by our 'Help for what matters' programme.

Following a review of the cost base and operating model, 950 proposed job losses were announced in January 2012, the majority of which are expected by the end of 2012. This decision is a necessary part of the changes required to build a stronger sustainable business for the future.

Ulster Bank (continued)

Key points (continued)

2011 compared with 2010
•
Operating profit before impairment losses decreased by £40 million in 2011 with lower income partially mitigated by cost savings. Impairment losses of £1,384 million increased by 19% from 2010 resulting in an operating loss of £1,024 million, 35% higher than 2010.

•	Income fell by 7% driven by a contracting performing loan book coupled with higher funding costs. Loans and advances to customers decreased by 8% during 2011.

•	Expenses fell by 5% reflecting tight management of the cost base across the business.

•	Impairment losses increased by 19% largely reflecting the deterioration in credit metrics on the mortgage portfolio driven by a combination of higher debt flow and further fall in asset prices.

•
Despite intense competition, retail and small business deposit balances have grown strongly throughout 2011, driven by the benefits of a focused deposit gathering strategy.  However, total customer deposit balances fell by 6% largely driven by the outflow of wholesale customer balances due to rating downgrades.

•	Risk-weighted assets increased by 15% in 2011 reflecting the deterioration in credit risk metrics.

Q4 2011 compared with Q3 2011
•
Operating loss for the quarter increased by £20 million to £239 million largely as higher funding costs in both wholesale and deposit markets continue to outweigh the impact of loan re-pricing initiatives and tight expense management.

•
Net interest income decreased by £14 million driven by a reduction in income earning assets coupled with an increase in funding costs. Customer loan balances reduced by 4%, reflecting amortisation of the loan book, which continued to exceed new business volume growth. Net interest margin declined by 4 basis points in the quarter to 1.81%, with the decrease in income partly offset by lower asset balances.

•	Non-interest income fell by £11 million largely due to a one-off foreign exchange gain in Q3 2011.

•	Expenses remained broadly flat in the quarter, but continued focus on cost management is driving towards a declining trend.

•	Impairment losses were flat, with lower losses on the corporate portfolio offset by an increase in mortgage losses.

•	Customer deposit balances decreased by 7% reflecting an outflow of wholesale balances due to rating downgrades.

Ulster Bank (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•	Operating loss was £32 million lower primarily driven by a decrease in impairment charges on both the mortgage and corporate portfolios.

•
Net interest income fell by 9%, reflecting the impact of a reducing loan book coupled with higher funding costs. Net interest margin increased by 4 basis points primarily driven by progress made on initiatives to improve customer loan margins during 2011.

•	Non-interest income decreased by 13%, partially reflecting the loss of income from the merchant services business disposed of in Q4 2010.

•	Expenses were broadly flat with an 8% fall in direct expenses.

US Retail & Commercial (£ Sterling)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,896	1,917	493	483	467

Net fees and commissions	709	729	164	190	169
Other non-interest income	295	300	94	67	62

Non-interest income	1,004	1,029	258	257	231

Total income	2,900	2,946	751	740	698

Direct expenses
- staff	(819)	(784)	(211)	(206)	(204)
- other	(544)	(569)	(133)	(152)	(124)
Indirect expenses	(733)	(770)	(185)	(183)	(201)

	(2,096)	(2,123)	(529)	(541)	(529)
Impairment losses	(325)	(517)	(65)	(84)	(105)

Operating profit	479	306	157	115	64

Average exchange rate - US$/£	1.604	1.546	1.573	1.611	1.581

Analysis of income by product
Mortgages and home equity	464	509	128	119	128
Personal lending and cards	420	476	94	111	113
Retail deposits	918	903	235	236	206
Commercial lending	580	580	147	149	141
Commercial deposits	292	320	76	75	75
Other	226	158	71	50	35

Total income	2,900	2,946	751	740	698

Analysis of impairments by sector
Residential mortgages	35	58	9	7	3
Home equity	99	126	19	29	26
Corporate and commercial	54	202	8	7	54
Other consumer	57	97	17	11	6
Securities	80	34	12	30	16

Total impairment losses	325	517	65	84	105

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.0%	0.6%	0.5%	0.2%
Home equity	0.7%	0.8%	0.5%	0.8%	0.7%
Corporate and commercial	0.2%	1.0%	0.1%	0.1%	1.1%
Other consumer	0.8%	1.4%	0.9%	0.7%	0.3%

Total	0.5%	1.0%	0.4%	0.4%	0.7%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	6.3%	3.6%	8.0%	6.0%	3.3%
Net interest margin	3.06%	2.85%	3.03%	3.09%	3.00%
Cost:income ratio	72%	72%	70%	73%	76%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	74.5	72.9	2%	71.2	5%
Loans and advances to customers (gross)
- residential mortgages	6.1	5.9	3%	6.1	-
- home equity	14.9	14.9	-	15.2	(2%)
- corporate and commercial	22.8	22.1	3%	20.4	12%
- other consumer	7.6	6.6	15%	6.9	10%

	51.4	49.5	4%	48.6	6%
Customer deposits (excluding repos)	59.5	58.5	2%	58.7	1%
Risk elements in lending
- retail	0.6	0.6	-	0.4	50%
- commercial	0.4	0.4	-	0.5	(20%)

Total risk elements in lending	1.0	1.0	-	0.9	11%
Loan:deposit ratio (excluding repos)	85%	83%	200bp	81%	400bp
Risk-weighted assets	58.8	56.5	4%	57.0	3%

Spot exchange rate - US$/£	1.548	1.562		1.552

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling weakened relative to the US dollar during the fourth quarter, with the average exchange rate decreasing by 2% compared with Q3 2011.

•	Performance is described in full in the US dollar-based financial statements set out on pages 50 and 51.

US Retail & Commercial (US Dollar)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	$m	$m	$m	$m	$m

Income statement
Net interest income	3,042	2,962	777	778	739

Net fees and commissions	1,138	1,126	258	306	267
Other non-interest income	473	465	148	109	100

Non-interest income	1,611	1,591	406	415	367

Total income	4,653	4,553	1,183	1,193	1,106

Direct expenses
- staff	(1,313)	(1,212)	(331)	(332)	(322)
- other	(874)	(880)	(211)	(245)	(197)
Indirect expenses	(1,176)	(1,189)	(291)	(295)	(317)

	(3,363)	(3,281)	(833)	(872)	(836)

Impairment losses	(521)	(799)	(101)	(136)	(168)

Operating profit	769	473	249	185	102

Analysis of income by product
Mortgages and home equity	744	786	202	192	201
Personal lending and cards	673	735	147	179	179
Retail deposits	1,474	1,397	370	381	329
Commercial lending	931	896	232	240	223
Commercial deposits	469	495	120	121	119
Other	362	244	112	80	55

Total income	4,653	4,553	1,183	1,193	1,106

Analysis of impairments by sector
Residential mortgages	56	90	14	12	5
Home equity	160	194	29	48	40
Corporate and commercial	87	312	13	11	87
Other consumer	92	150	26	17	11
Securities	126	53	19	48	25

Total impairment losses	521	799	101	136	168

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.6%	1.0%	0.6%	0.5%	0.2%
Home equity	0.7%	0.8%	0.5%	0.8%	0.7%
Corporate and commercial	0.2%	1.0%	0.1%	0.1%	1.1%
Other consumer	0.8%	1.4%	0.9%	0.7%	0.4%

Total	0.5%	1.0%	0.4%	0.5%	0.8%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	6.3%	3.6%	8.0%	6.0%	3.3%
Net interest margin	3.06%	2.85%	3.03%	3.09%	3.00%
Cost:income ratio	72%	72%	70%	73%	76%

	31 December 2011	30 September 2011		31 December 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	115.3	113.8	1%	110.5	4%
Loans and advances to customers (gross)
- residential mortgages	9.4	9.1	3%	9.4	-
- home equity	23.1	23.3	(1%)	23.6	(2%)
- corporate and commercial	35.3	34.5	2%	31.7	11%
- other consumer	11.8	10.4	13%	10.6	11%

	79.6	77.3	3%	75.3	6%
Customer deposits (excluding repos)	92.1	91.3	1%	91.2	1%
Risk elements in lending
- retail	1.0	0.9	11%	0.7	43%
- commercial	0.6	0.6	-	0.7	(14%)

Total risk elements in lending	1.6	1.5	7%	1.4	14%
Loan:deposit ratio (excluding repos)	85%	83%	200bp	81%	400bp
Risk-weighted assets	91.1	88.2	3%	88.4	3%

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
US R&C continued to focus on its back-to-basics strategy, with good progress made in developing the division’s customer franchise during 2011. The bank continued to re-energise the franchise through new branding, product development and competitive pricing.

To strengthen retail alignment and improve efficiencies, US R&C formed a consolidated Consumer Banking division by combining management of the retail banking franchise with the consumer lending division during H2 2011. This continued focus on alignment is expected to further contribute to the improved penetration of loan products to deposit households, which has already increased in ten consecutive quarters. The penetration of on-line banking customers, a key indicator of customer retention, also continued to improve during 2011.

To enhance the customer experience, in Q4 2011, Consumer Banking introduced four core Customer Commitments, built around feedback received from customers in Massachusetts. In Q1 2012, the Commitments will be rolled out to Citizens Financial Group’s (CFG’s) entire branch footprint.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Significant organisational changes and investment in Commercial Banking, including unification under the RBS Citizens brand, has been important in positioning the business for growth. The enhanced sales training programme for managers and sales colleagues in this business has begun to deliver results with both higher credit balances and increased client satisfaction.  External researchers TNS awarded Citizens the second highest score in relationship manager satisfaction among its competitors for 2011.

Risk management was also an important focus for 2011 and in Q4 2011, CFG’s Board of directors approved a new formal risk appetite statement aimed at ensuring sustained predictable earnings and further strengthening the control environment.

2011 compared with 2010
•
Operating profit increased to £479 million ($769 million) from £306 million ($473 million), an increase of £173 million ($296 million), or 56%.  Excluding a credit of £73 million ($113 million) related to changes to the defined benefit plan in Q2 2010, operating profit increased £246 million ($409 million), or 106%, substantially driven by lower impairments and improved income.

•
The macroeconomic operating environment remained challenging, with low rates, high unemployment, a soft housing market, sluggish consumer activity and the continuing impact of legislative changes including the Durbin Amendment in the Dodd-Frank Act which became effective on 1 October 2011.

•
The Durbin Amendment lowers the allowable interchange on debit transactions to $0.23-$0.24 per transaction. The current annualised impact of the Durbin Amendment is estimated at £94 million ($150 million).

•
Net interest income was down £21 million, or 1% (up $80 million in US dollar terms).  Net interest margin improved by 21 basis points to 3.06% reflecting changes in deposit mix, continued discipline around deposit pricing and the positive impact from the balance sheet restructuring programme carried out during Q3 2010 combined with strong commercial loan growth, partially offset by run-off of consumer loans.

•
Non-interest income was down £25 million (up $20 million in US dollar terms), or 1%. The increase in US dollars primarily driven by higher account and transaction fees, partially offset by the impact of legislative changes on debit card and deposit fees.

•
Excluding the defined benefit plan credit of £73 million ($113 million) in Q2 2010, total expenses were down £100 million ($31 million), or 5%, due to a number of factors including lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, and lower litigation and marketing costs, partially offset by higher regulatory costs.

•
Impairment losses declined by £192 million ($278 million), or 37%, largely reflecting an improved credit environment slightly offset by higher impairments related to securities.  Loan impairments as a percent of loans and advances improved to 0.5% from 1.0%.

•	Customer deposits were up 1% with particularly strong growth achieved in checking balances. Consumer checking balances grew by 6%, while small business checking balances grew by 5% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q4 2011 compared with Q3 2011
•
US Retail & Commercial posted an operating profit of £157 million ($249 million) compared with £115 million ($185 million) in the prior quarter, an increase of £42 million ($64 million), or 37%, driven by a decrease in expenses and impairments.

•
Net interest income was £493 million ($777 million) compared with £483 million ($778 million) in the prior quarter. Loans and advances were up £2 billion ($2 billion), or 4%, from the previous quarter partially due to strong growth in commercial loan volumes partly offset by some continued planned run-off of long term fixed rate consumer products.

•	Non-interest income was in line with the previous quarter, reflecting lower debit card fees impacted by legislative changes within the Durbin Amendment.

•	Total expenses were down £12 million ($39 million), or 2%, reflecting lower mortgage servicing rights impairment and FDIC deposit insurance levies.

•
Impairment losses were down £19 million ($35 million), or 22%, reflecting lower impairments related to securities. Loan impairments as a percent of loans and advances improved slightly to 0.4% from 0.5%.

Q4 2011 compared with Q4 2010
•
Operating profit increased to £157 million ($249 million) from £64 million ($102 million), an increase of £93 million ($147 million), or 145%, substantially driven by lower impairments and improved income.

•
Net interest income was up £26 million ($38 million), or 6%.  Net interest margin improved by 3 basis points to 3.03% reflecting changes in deposit mix and continued discipline around deposit pricing combined with strong commercial loan growth partially offset by run-off of consumer loans.

•
Non-interest income was up £27 million ($39 million), or 12%, reflecting securities gains. Higher account and transaction fees as a result of new pricing initiatives, were offset by lower debit card fees.

•
Total expenses were broadly in line with Q4 2010 reflecting a positive movement on the valuation of mortgage servicing rights in Q4 2010, not repeated in Q4 2011, and higher costs related to regulatory challenges, offset by lower litigation costs.

•	Impairment losses declined by £40 million ($67 million), or 38%, reflecting an improved credit environment. Loan impairments as a percentage of loans and advances improved to 0.4% from 0.8%.

Global Banking & Markets

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	707	1,252	171	171	225
Funding cost of rental assets	(42)	(37)	(12)	(10)	(11)

Net interest income	665	1,215	159	161	214

Net fees and commissions receivable	1,049	1,283	188	222	381
Income from trading activities	4,735	5,218	395	1,892	957
Other operating income	(508)	196	170	(1,176)	35

Non-interest income	5,276	6,697	753	938	1,373

Total income	5,941	7,912	912	1,099	1,587

Direct expenses
- staff	(2,454)	(2,693)	(459)	(527)	(554)
- other	(928)	(842)	(240)	(243)	(292)
Indirect expenses	(949)	(862)	(240)	(249)	(219)

	(4,331)	(4,397)	(939)	(1,019)	(1,065)

Impairment (losses)/recoveries	(49)	(151)	(68)	32	5

Operating profit/(loss)	1,561	3,364	(95)	112	527

Analysis of income by product
Rates - money markets	(212)	65	(78)	(19)	(65)
Rates - flow	1,668	1,985	465	113	413
Currencies	868	870	183	227	178
Credit and asset backed markets	1,424	2,215	9	93	433

Fixed income & currencies	3,748	5,135	579	414	959
Portfolio management and origination	1,343	1,777	277	305	396
Equities	781	933	158	114	183

Total excluding fair value derivative liabilities	5,872	7,845	1,014	833	1,538
Fair value derivative liabilities	69	67	(102)	266	49

Total income	5,941	7,912	912	1,099	1,587

Analysis of impairments by sector
Manufacturing and infrastructure	(139)	51	(62)	-	(2)
Property and construction	(42)	(74)	(25)	(11)	(10)
Banks and financial institutions	54	(177)	(11)	44	(54)
Other	78	49	30	(1)	71

Total impairment (losses)/recoveries	(49)	(151)	(68)	32	5

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.2%	0.4%	(0.2%)	-

Global Banking & Markets (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on equity (1)	7.7%	16.6%	(1.8%)	2.3%	10.2%
Net interest margin	0.73%	1.05%	0.76%	0.71%	0.93%
Cost:income ratio	73%	56%	103%	93%	67%
Compensation ratio (2)	41%	34%	50%	48%	35%
Compensation ratio - continuing business	39%	32%

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	74.7	73.1	2%	75.1	(1%)
Loans and advances to banks	29.9	34.1	(12%)	44.5	(33%)
Reverse repos	100.5	100.6	-	94.8	6%
Securities	111.0	124.5	(11%)	119.2	(7%)
Cash and eligible bills	28.1	33.3	(16%)	38.8	(28%)
Other	17.5	33.0	(47%)	24.3	(28%)

Total third party assets (excluding derivatives mark-to-market)	361.7	398.6	(9%)	396.7	(9%)
Net derivative assets (after netting)	37.0	45.6	(19%)	37.4	(1%)
Customer deposits (excluding repos)	37.4	39.5	(5%)	38.9	(4%)
Risk elements in lending	1.8	1.6	13%	1.7	6%
Risk-weighted assets	151.1	134.3	13%	146.9	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
During Q4 2011, the market environment continued to weaken.  Market volatility remained elevated and liquidity depressed as markets reacted to developments in the European sovereign debt crisis.  Deal flow was weak reflecting investor pessimism about the outlook for the world economy.  Throughout the year, GBM continued to deliver core products and innovative solutions to clients, while also focusing on management of its cost base and on tight control of its risk positions.

On 12 January 2012 the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes will see the reorganisation of RBS’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

2011 compared with 2010
•
Operating profit fell by 54%, from £3,364 million for 2010 to £1,561 million for 2011, driven by a 25% decrease in revenue. The year was characterised by volatile and deteriorating credit markets, especially during the second half of the year when the European sovereign debt crisis drove a sharp widening in credit spreads.

Global Banking & Markets (continued)

Key points (continued)

2011 compared with 2010 (continued)
•
Due to this deterioration in the markets both the Rates and Credit businesses suffered significantly, and income from trading activities fell from £5,218 million in 2010, to £4,735 million in 2011. The heightened volatility increased risk aversion amongst clients and limited opportunities for revenue generation in the secondary markets.

•	Portfolio Management and Origination revenue also fell sharply as clients curtailed new activity and continued to repay existing debt.

•	Equities revenue fell 16% as wider market conditions reduced investor confidence, resulting in lower client issuance and reduced activity in the secondary markets.

•
Total costs fell by 2% despite increased investment costs in 2011, which included a programme to meet new regulatory requirements. The compensation ratio in GBM excluding discontinued businesses was 39%, driven by fixed salary costs and prior year deferred awards. Variable compensation accrued in the first half of the year were reduced in the second half of the year, leaving the 2011 variable compensation awards 58% lower than 2010, compared with a 54% fall in operating profit, as detailed on page 89.

•	Third party assets fell from £396.7 billion in 2010 to £361.7 billion in 2011 as a result of lower levels of activity and careful management of balance sheet exposures.

•
A 3% increase in risk-weighted assets reflected the impact of significant regulatory changes, with a £21 billion uplift as a result of CRD III, largely offset by the impact of the division’s focus on risk management.

Q4 2011 compared with Q3 2011
•
An operating loss of £95 million was driven by a swing in the fair value of GBM’s own derivative liabilities (FVDL) of £368 million, due to improving credit spreads (similar to fair value of own debt movements), partially offset by a movement of £235 million in counterparty exposure management (CEM) (positive movement of £20 million in Q4 2011 versus a negative movement of £215 million in Q3 2011).

•	Excluding the movements in FVDL and CEM, revenue decreased by 5%, to £994 million compared with £1,048 million in Q3 2011, as the market environment remained challenging for a number of businesses:

	○	Rates Money Markets continued to record negative revenue as the cost of the division’s funding activities more than offset the revenue generated by the client facing business.

	○	Rates Flow showed some recovery from a weak Q3 2011 largely driven by a turnaround in counterparty exposure management activities. Trading conditions for the underlying business remained difficult.

	○	Currencies declined on weaker options performance. The spot FX business continued to perform consistently well.

○
Credit and Asset Backed Markets continued to incur losses in the flow credit business, albeit at a lower level than prior quarter. Earnings from asset backed products were also down, reflecting increased risk aversion in both GBM and the wider market.

	○	Equities revenue increased from a very weak Q3 2011, although client activity remained subdued.

○
The fall in Portfolio Management and Origination reflected exceptional gains from credit hedging activity in Q3 2011. Origination and loan income remained broadly flat; client activity, especially in EMEA, was weak.

Global Banking & Markets (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•
Total costs fell £80 million driven by reductions in headcount and a reduction in variable compensation accrued during the first half of the year, while a range of other cost saving initiatives were partially offset by higher legal costs.  The compensation ratio rose compared with the prior quarter due to lower levels of revenue earned.

•	Impairments of £68 million resulted from a small number of corporate provisions.

•
Third party assets were driven £37 billion lower during Q4 2011, and activity was managed carefully amidst the volatile credit environment.  Further reductions in the funded balance sheet to circa £300 billion are targeted to take place over the up to three year implementation period of the wholesale business restructuring.

•
Risk-weighted assets increased by 13% to £151 billion as CRD III regulations were implemented on the last day of Q4 2011, resulting in an increase of £21 billion. Excluding the impact of this regulatory change, risk-weighted assets remained tightly controlled.

•
The negative return on equity in the quarter was driven by the significant fall in revenue. The impact of the increase in risk-weighted assets was minimal as average risk-weighted assets remained low across the quarter.

Q4 2011 compared with Q4 2010
•
The operating loss of £95 million in Q4 2011 compares with an operating profit of £527 million in Q4 2010. The deterioration in performance was due to the sharp decline in revenue, reflecting the difficult credit environment and low levels of investor confidence.

•
Rates Flow benefited from a favourable counter party credit development. Excluding the impact of this, the business weakened amidst heightened market volatility, especially relating to sovereign bond valuations.

•
Earnings from Credit and Asset Backed Markets fell sharply. Losses on flow credit trading contrasted with a gain in Q4 2010 and gains on asset backed products were constrained in Q4 2011 as both the market and the business became increasingly risk averse.

•	The fall in Portfolio Management and Origination reflected limited client activity, especially in EMEA, and the net repayment of existing debt during the year.

•
The decline in total costs reflected significantly lower current year variable compensation, the realisation of benefits from a number of cost saving initiatives and the non-repeat of a significant legal expense incurred during Q4 2010.

RBS Insurance

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Earned premiums	4,221	4,459	1,043	1,057	1,100
Reinsurers' share	(252)	(148)	(71)	(67)	(40)

Net premium income	3,969	4,311	972	990	1,060
Fees and commissions	(400)	(410)	(161)	(83)	(133)
Instalment income	138	159	33	35	38
Investment income	265	277	60	72	77
Other income	100	179	19	19	70

Total income	4,072	4,516	923	1,033	1,112

Direct expenses
- staff expenses	(288)	(287)	(75)	(67)	(72)
- other expenses	(333)	(325)	(79)	(88)	(77)

Indirect expenses	(225)	(267)	(55)	(60)	(74)

	(846)	(879)	(209)	(215)	(223)

Net claims	(2,772)	(3,932)	(589)	(695)	(898)

Operating profit/(loss)	454	(295)	125	123	(9)

Analysis of income by product
Personal lines motor excluding broker
- own brands	1,874	1,962	460	475	504
- partnerships	228	373	36	49	100
Personal lines home excluding broker
- own brands	490	488	126	121	123
- partnerships	378	408	83	97	104
Personal lines rescue and other excluding broker
- own brands	185	197	47	44	51
- partnerships	132	168	(15)	48	5
Commercial	365	341	95	98	90
International	346	333	88	90	83
Other (1)	74	246	3	11	52

Total income	4,072	4,516	923	1,033	1,112
For the notes to this table refer to page 60.

RBS Insurance (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,787	4,162	3,787	3,832	4,162
- partnerships	320	645	320	388	645
Personal lines home excluding broker
- own brands	1,811	1,797	1,811	1,832	1,797
- partnerships	2,497	2,530	2,497	2,504	2,530
Personal lines rescue and other excluding broker
- own brands	1,844	1,966	1,844	1,886	1,966
- partnerships	7,307	7,497	7,307	7,714	7,497
Commercial	422	352	422	410	352
International	1,387	1,082	1,387	1,357	1,082
Other (1)	1	644	1	44	644

Total in-force policies (2)	19,376	20,675	19,376	19,967	20,675

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	1,584	1,647	348	438	370
- partnerships	137	257	28	36	59
Personal lines home excluding broker
- own brands	474	478	112	133	116
- partnerships	549	556	132	144	137
Personal lines rescue and other excluding broker
- own brands	174	178	40	48	41
- partnerships	174	159	44	48	39
Commercial	435	397	102	101	96
International	570	425	142	125	123
Other (1)	1	201	2	4	7

Total gross written premium	4,098	4,298	950	1,077	988

For the notes to this table refer to page 60.

RBS Insurance (continued)

Key metrics (continued)
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Return on regulatory capital (3)	11.3%	(7.9%)	12.5%	12.3%	(0.9%)
Return on tangible equity (4)	10.3%	(6.8%)	11.0%	11.0%	(0.8%)
Loss ratio (5)	70%	91%	61%	70%	85%
Commission ratio (6)	10%	10%	17%	8%	13%
Expense ratio (7)	20%	20%	22%	20%	23%
Combined operating ratio (8)	100%	121%	100%	98%	121%

Balance sheet
Total insurance reserves - (£m) (9)			7,284	7,545	7,643

Notes:
(1)	‘Other’ predominantly consists of the personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on regulatory capital required is based on annualised operating profit/(loss) after tax divided by average notional regulatory equity.
(4)	Return on tangible equity is based on annualised operating profit/(loss) after tax divided by average tangible equity.
(5)	Loss ratio is based on net claims divided by net premium income.
(6)	Commission ratio is based on fees and commissions divided by gross written premium.
(7)	Expense ratio is based on expenses divided by gross written premium.
(8)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(9)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
RBS Insurance continues to make good progress ahead of its divestment from the Group. Q4 2011 operating profit of £125 million was the fifth successive quarter of year-on-year improvement. Operating profit of £454 million for 2011 shows a return to full year profitability and represents close to a £750 million turnaround from 2010. These results demonstrate the success of the first phase of management’s transformation plan - to return to profit in 2011. The full year combined operating ratio improved to 100% (2010 - 121%) with a full year return on equity of 10.3% compared with a negative return of 6.8% in 2010.

The second phase of the RBS Insurance transformation plan, to build competitive advantage, is underway and tangible benefits are already being delivered. All new Churchill, Direct Line and Privilege motor claims, as well as all new Churchill home claims, are now being processed through a new claims management system.  Within motor, the rollout of a new rating engine and new pricing tools ensured more accurate and tailored pricing with the aim of generating greater value from RBS Insurance's multi-brand, multi-distribution strategy.

RBS Insurance (continued)

Key points (continued)
As part of the plan to build competitive advantage, the rationalisation of occupied sites continues, with 15 site exits by the end of 2011. The consolidation of the four UK general insurance underwriting entities within the RBS Insurance Group was successfully completed in December 2011. All UK general insurance business is now written through one underwriter with the aim of improving operational and capital efficiency.

Marking a significant new partnership, RBS Insurance signed a five-year contract with Sainsbury’s Finance in 2011 to provide underwriting, sales, service and claims management for its car insurance customers. Following the successful launch and development of the car insurance partnership, a further contract was signed early in 2012 to provide home insurance for Sainsbury’s customers.  Building on RBS Insurance’s established successful relationship with Nationwide Building Society, a deal was concluded to extend its provision of home insurance until the end of 2015.  RBS Insurance is also concluding terms with RBS Group’s UK Retail bank on the details of a five-year agreement for the continued provision of general insurance products post separation.  The term would commence from the point of initial divestment.

While overall gross written premium fell by 5% in 2011, it increased by 10% in Commercial, which includes NIG, the commercial broker business, and Direct Line for Business, the direct SME insurer.  A new brand identity was unveiled for NIG and work continued to improve its product offering and service to brokers. Direct Line for Business continued to develop well.

RBS Insurance’s international division showed strong growth in gross written premiums primarily in Italy, assisted by the first full year of its sales agreements with FGA Capital, a joint venture between Fiat and Credit Agricole.  The German business also showed good growth following improvements in the second half of 2011 to its direct and partnership business, including strengthening its relationship with Renault.

Ahead of the planned divestment in the second half of 2012, RBS Insurance has begun separating its activities and operations from RBS Group. Its corporate functions have been strengthened, arm’s length agreements are under discussion with the Group where appropriate, a new corporate brand, Direct Line Group was announced on 15 February 2012 and a new risk and control framework has been implemented, in readiness for standalone status.

Overall, RBS Insurance has powerful brands, improved earnings, a robust balance sheet and is executing the second phase of its transformation plan to rebuild competitive advantage.

RBS Insurance (continued)

Key points (continued)

2011 compared with 2010
•
Operating profit rose by £749 million in 2011, principally due to the non repeat of the bodily injury reserve strengthening in 2010, de-risking of the motor book, exit of certain business segments and more benign weather in 2011.

•
Gross written premium fell £200 million, 5%, as the business continued to drive improved profitability through reduced volumes in unattractive segments.  This was partially offset by growth in Commercial and International.

•
Total income fell £444 million, 10%, following the exit of personal lines broker, a decline in premiums reflecting reduced motor volumes and higher reinsurance costs to reduce the risk profile of the book.

•
Net claims fell £1,160 million, 30%, due to the non recurrence of bodily injury reserve strengthening in 2010, actions taken to de-risk the book, the exit of certain business segments and more benign weather in 2011.

•	Total direct expenses rose by £9 million principally driven by project activity to support the transformation plan.

•	Investment income fell £12 million, 4%, reflecting decreased yields on the portfolio in 2011, partially offset by higher realised gains.

•
At the end of 2011, RBS Insurance's investment portfolios comprised primarily cash, gilts and investment grade bonds.  Within the UK portfolio, £8.9 billion, and the International portfolio, £827 million, there was no exposure to sovereign debt issued by Portugal, Ireland, Italy, Greece or Spain.

•	Total in-force policies fell 6% in the year due to planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker.

Q4 2011 compared with Q3 2011
•	Operating profit of £125 million rose by £2 million, 2%, compared with Q3 2011 as lower income was offset by a decrease in net claims, partially reflecting more benign weather.

•
Gross written premium of £950 million fell £127 million, 12%, as a result of seasonality and a reduction of in-force policies following continued improvements to the risk profile of the motor book. This was partially offset by growth in International, largely due to the partnership with FGA Capital.

•	Total income of £923 million fell £110 million, 11%, due to lower volumes and higher commissions payable, including £57 million to UK Retail.

•
Net claims fell £106 million to £589 million partially reflecting a £57 million release of claims reserves relating to creditor insurance. This release was matched by the payment to UK Retail within fees and commissions. Excluding the release and commission payment, the loss ratio would have been 6 percentage points higher and commission ratio 6 percentage points lower.

•	Total direct expenses of £154 million were broadly flat.

RBS Insurance (continued)

Key points (continued)

Q4 2011 compared with Q3 2011 (continued)
•	Investment income of £60 million was down by £12 million, 17%, due to lower disposal gains.

•
Total in-force policies fell by 3% driven by the planned de-risking of the motor book and the exit of certain business segments and partnerships, partially offset by growth in International and Commercial.

Q4 2011 compared with Q4 2010
•	Operating profit rose by £134 million due to a significant turnaround in the technical result, driven by a 34% decrease in net claims.

•	Gross written premium fell £38 million, 4%, as a result of reduced in-force policies aimed at improving the risk profile of the book, partially offset by growth in International.

•	Total income fell £189 million, 17%, reflecting lower motor volumes and higher fees and commissions payable.

•	Net claims were down by £309 million, 34%, through a combination of improved risk mix, more benign weather in 2011, and the exit of certain business segments.

•	Total direct expenses increased by £5 million, 3%, due to the transfer of certain Group services to RBS Insurance in preparation for separation.

•	Investment income was down £17 million, or 22%, due to lower disposal gains and decreased yields.

•
Total in-force policies reduced by 6% principally due to the planned de-risking of the motor book and the exiting of certain other segments and partnerships, including personal lines broker, partially offset by growth in International.

Central items

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Central items not allocated	156	577	85	67	115

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

2011 compared with 2010
•	Central items not allocated represented a credit of £156 million in 2011, a decline of £421 million compared with 2010.

•	2010 benefitted from c£300 million of accounting gains on hybrid securities, c£150 million of which was amortised during 2011.

•	A VAT recovery of £176 million in 2010 compared with £85 million recovered in 2011.

Q4 2011 compared with Q3 2011
•	Central items not allocated represented a credit of £85 million in the quarter, an increase of £18 million compared with Q3 2011.

Q4 2011 compared with Q4 2010
•	Central items not allocated represented a credit of £85 million, £30 million lower than Q4 2010.

Non-Core

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Income statement
Net interest income	881	1,959	129	163	419
Funding costs of rental assets	(215)	(276)	(56)	(53)	(61)
Net interest income	666	1,683	73	110	358

Net fees and commissions	(38)	471	(47)	(85)	166
Loss from trading activities	(721)	(31)	(407)	(246)	(152)
Insurance net premium income	291	695	10	45	185
Other operating income
- rental income	953	1,035	218	235	275
- other (1)	55	(889)	(151)	(13)	(511)

Non-interest income	540	1,281	(377)	(64)	(37)

Total income/(loss)	1,206	2,964	(304)	46	321

Direct expenses
- staff	(375)	(731)	(82)	(93)	(105)
- operating lease depreciation	(347)	(452)	(91)	(82)	(108)
- other	(256)	(573)	(57)	(62)	(141)
Indirect expenses	(317)	(500)	(84)	(86)	(127)

	(1,295)	(2,256)	(314)	(323)	(481)

Insurance net claims	(195)	(737)	61	(38)	(245)
Impairment losses	(3,919)	(5,476)	(751)	(682)	(1,211)

Operating loss	(4,203)	(5,505)	(1,308)	(997)	(1,616)

Note:
(1)
Includes losses on disposals (year ended 31 December 2011 - £127 million; year ended 31 December 2010 - £504 million; quarter ended 31 December 2011 - £36 million; quarter ended 30 September 2011 - £37 million; quarter ended 31 December 2010 - £247 million).

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Analysis of income/(loss)by business
Banking & portfolios	1,474	1,673	(168)	214	157
International businesses	419	778	92	101	84
Markets	(687)	513	(228)	(269)	80

Total income/(loss)	1,206	2,964	(304)	46	321

Loss from trading activities
Monoline exposures	(670)	(5)	(243)	(230)	(57)
Credit derivative product companies	(85)	(139)	(19)	(5)	(38)
Asset-backed products (1)	29	235	(22)	(51)	33
Other credit exotics	(175)	77	(8)	(7)	21
Equities	(11)	(17)	1	(11)	11
Banking book hedges	(1)	(82)	(36)	73	(70)
Other (2)	192	(100)	(80)	(15)	(52)

	(721)	(31)	(407)	(246)	(152)

Impairment losses
Banking & portfolios	3,833	5,328	714	656	1,258
International businesses	82	200	30	17	59
Markets	4	(52)	7	9	(106)

Total impairment losses	3,919	5,476	751	682	1,211

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	4.9%	5.0%	3.6%	2.8%	4.6%
International businesses	3.7%	4.4%	5.3%	2.7%	5.2%
Markets	(3.0%)	0.2%	(8.8%)	(0.4%)	(38.4%)

Total	4.8%	4.9%	3.7%	2.8%	4.4%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)
Includes profits in RBS Sempra Commodities JV (year ended 31 December 2011 - £4 million; year ended 31 December 2010 - £372 million; quarter ended 31 December 2011 - £1 million; quarter ended 30 September 2011 - £1 million; quarter ended 31 December 2010 - £19 million).

(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010

Performance ratios
Net interest margin	0.64%	1.16%	0.31%	0.43%	1.09%
Cost:income ratio	107%	76%	nm	nm	150%
Adjusted cost:income ratio	128%	101%	nm	nm	nm

	31 December 2011	30 September 2011		31 December 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives) (1)	93.7	105.1	(11%)	137.9	(32%)
Total third party assets (including derivatives) (1)	104.7	117.7	(11%)	153.9	(32%)
Loans and advances to customers (gross) (2)	79.4	88.9	(11%)	108.4	(27%)
Customer deposits (2)	3.5	4.3	(19%)	6.7	(48%)
Risk elements in lending (2)	24.0	24.6	(2%)	23.4	3%
Risk-weighted assets (1)	93.3	117.9	(21%)	153.7	(39%)

nm = not meaningful

Notes:
(1)
Includes RBS Sempra Commodities JV (31 December 2011 third party assets, excluding derivatives (TPAs) £0.1 billion, RWAs £1.6 billion; 30 September 2011 TPAs £0.3 billion, RWAs £1.7 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion).

(2)	Excludes disposal groups.

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolios	77.3	86.6	104.9
International businesses	2.0	2.2	3.5
Markets	0.1	0.1	-

	79.4	88.9	108.4

Risk-weighted assets
Banking & portfolios	64.8	66.6	83.5
International businesses	4.1	4.5	5.6
Markets	24.4	46.8	64.6

	93.3	117.9	153.7

Third party assets (excluding derivatives)
Banking & portfolios	81.3	91.0	113.9
International businesses	2.9	3.3	4.4
Markets	9.5	10.8	19.6

	93.7	105.1	137.9

Non-Core (continued)

Third party assets (excluding derivatives)

Year ended 31 December 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(5.6)	(2.4)	0.7	(3.4)	(0.4)	31.5
Corporate	59.8	(8.5)	(11.3)	2.5	(0.1)	(0.2)	42.2
SME	3.7	(1.6)	-	0.1	(0.1)	-	2.1
Retail	9.0	(1.1)	(1.4)	-	(0.3)	(0.1)	6.1
Other	2.5	(0.6)	-	-	-	-	1.9
Markets	13.6	(2.9)	(1.8)	1.0	-	(0.1)	9.8

Total (excluding derivatives)	131.2	(20.3)	(16.9)	4.3	(3.9)	(0.8)	93.6
Markets - RBS Sempra Commodities JV	6.7	(1.3)	(5.0)	-	-	(0.3)	0.1

Total (1)	137.9	(21.6)	(21.9)	4.3	(3.9)	(1.1)	93.7

Quarter ended 31 December 2011
	30 September 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	35.3	(1.8)	(1.1)	0.1	(0.6)	(0.4)	31.5
Corporate	46.9	(1.6)	(3.6)	0.6	(0.1)	-	42.2
SME	2.4	(0.3)	-	0.1	(0.1)	-	2.1
Retail	7.4	(0.2)	(1.1)	-	-	-	6.1
Other	1.9	-	-	-	-	-	1.9
Markets	10.9	(0.2)	(1.0)	-	-	0.1	9.8

Total (excluding derivatives)	104.8	(4.1)	(6.8)	0.8	(0.8)	(0.3)	93.6
Markets - RBS Sempra Commodities JV	0.3	-	(0.2)	-	-	-	0.1

Total (1)	105.1	(4.1)	(7.0)	0.8	(0.8)	(0.3)	93.7

Quarter ended 30 September 2011
	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate (2)	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate (2)	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	(0.5)	(0.3)	-	-	-	0.3

Total (1)	112.6	(4.5)	(2.9)	1.3	(0.6)	(0.8)	105.1

Notes:
(1)	Disposals of £0.2 billion have been signed as at 31 December 2011 but are pending completion (30 September 2011 - £1 billion; 31 December 2010 - £12 billion).
(2)	Business restructuring in Q3 2011 resulted in third party assets of £1 billion transferring from Corporate to Commercial Real Estate resulting in run-off totalling £0.3 billion in Q3 2011.

Non-Core (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	5	5	-	1	1
Personal	(27)	8	(28)	1	2

Total UK Retail	(22)	13	(28)	2	3

UK Corporate
Manufacturing and infrastructure	76	26	26	3	5
Property and construction	224	437	83	92	103
Transport	52	3	6	-	(20)
Banking and financial institutions	5	69	1	-	51
Lombard	75	129	20	12	50
Other	96	166	21	18	50

Total UK Corporate	528	830	157	125	239

Ulster Bank
Mortgages	-	42	-	-	-
Commercial real estate
- investment	609	630	151	74	206
- development	1,552	1,759	77	162	596
Other corporate	173	251	15	45	(19)
Other EMEA	15	52	2	2	6

Total Ulster Bank	2,349	2,734	245	283	789

US Retail & Commercial
Auto and consumer	58	82	7	14	37
Cards	(9)	23	1	-	3
SBO/home equity	201	277	33	57	51
Residential mortgages	16	4	2	4	(1)
Commercial real estate	40	185	14	(4)	31
Commercial and other	(3)	17	7	(1)	2

Total US Retail & Commercial	303	588	64	70	123

Global Banking & Markets
Manufacturing and infrastructure	57	(290)	42	23	15
Property and construction	752	1,296	241	189	176
Transport	(3)	33	10	(6)	24
Telecoms, media and technology	68	9	18	27	(23)
Banking and financial institutions	(98)	196	(31)	(29)	19
Other	(20)	14	25	(1)	(163)

Total Global Banking & Markets	756	1,258	305	203	48

Other
Wealth	1	51	-	1	-
Global Transaction Services	1	-	4	-	7
Central items	3	2	4	(2)	2

Total Other	5	53	8	(1)	9

Total impairment losses	3,919	5,476	751	682	1,211

Non-Core (continued)

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.4	1.4	1.6
Personal	0.1	0.3	0.4

Total UK Retail	1.5	1.7	2.0

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.3
Property and construction	5.9	6.5	11.4
Transport	4.5	4.8	5.4
Banking and financial institutions	0.6	0.5	0.8
Lombard	1.0	1.2	1.7
Other	7.5	7.5	7.4

Total UK Corporate	19.6	20.6	27.0

Ulster Bank
Commercial real estate
- investment	3.9	3.9	4.0
- development	8.5	8.7	8.4
Other corporate	1.6	1.7	2.2
Other EMEA	0.4	0.4	0.4

Total Ulster Bank	14.4	14.7	15.0

US Retail & Commercial
Auto and consumer	0.8	1.9	2.6
Cards	0.1	0.1	0.1
SBO/home equity	2.5	2.6	3.2
Residential mortgages	0.6	0.6	0.7
Commercial real estate	1.0	1.1	1.5
Commercial and other	0.4	0.5	0.5

Total US Retail & Commercial	5.4	6.8	8.6

Global Banking & Markets
Manufacturing and infrastructure	6.6	7.0	8.7
Property and construction	15.3	17.8	19.6
Transport	3.2	3.9	5.5
Telecoms, media and technology	0.7	0.9	0.9
Banking and financial institutions	5.6	8.3	12.0
Other	6.8	6.7	9.0

Total Global Banking & Markets	38.2	44.6	55.7

Other
Wealth	0.2	0.3	0.4
Global Transaction Services	0.2	0.3	0.3
RBS Insurance	-	-	0.2
Central items	(0.2)	(0.3)	(1.0)

Total Other	0.2	0.3	(0.1)

Gross loans and advances to customers (excluding reverse repurchase agreements)	79.3	88.7	108.2

Non-Core (continued)

Key points
Non-Core third party assets fell to £94 billion, below the revised year end target of £96 billion and significantly ahead of the original guidance of £118 billion.  Further reductions will include the sale of RBS Aviation Capital for £4.7 billion, which was signed in January 2012.  Since the division was formed in 2009, the reduction totals £164 billion, or 64%. By the end of 2011, the Non-Core funded balance sheet equated to less than 10% of the Group funded balance sheet compared with 21% when the division was created.

The division focused on reducing capital intensive trading assets, with activity including the restructuring of monoline exposures, which, at a cost of c.£600 million in 2011, achieved a reduction of £32 billion in risk-weighted assets.

An operating loss of £4,203 million for 2011 was £1,302 million lower than 2010.  Income declined by £1,758 million reflecting continued divestment, including business and country exits.  The decrease was partially offset by a reduction in expenses of £961 million, largely driven by the fall in headcount. Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios.

2011 compared with 2010
•
Operating loss of £4,203 million in 2011 was £1,302 million lower than the loss recorded in 2010. The continued divestment of Non-Core businesses and portfolios has reduced revenue streams as well as the cost base.

•
Losses from trading activities increased by £690 million compared with 2010, principally as a result of the disposal of RBS Sempra Commodities in 2010 and costs incurred as part of the division’s focus on reducing capital intensive trading assets and mitigating future regulatory uplifts in risk-weighted assets.

•	Impairment losses fell by £1,557 million despite ongoing challenges in the real estate and Ulster Bank portfolios, reflecting improvements in other asset classes.

•	Third party assets declined by £44 billion (32%) reflecting disposals of £22 billion and run-off of £22 billion.

•	Risk-weighted assets were £60 billion lower than 2010, principally driven by significant disposal activity on trading book assets combined with run-off.

•	Headcount declined by 2,189 (32%) to 4,669 in 2011, largely reflecting the divestment activity in relation to Asia, Non-Core Insurance and RBS Sempra Commodities.

Q4 2011 compared with Q3 2011
•	Non-Core continued to reduce the size of its balance sheet, with third party assets declining by £11 billion to £94 billion, driven by disposals of £7 billion and run-off of £4 billion.

•	Risk-weighted assets fell by £25 billion in Q4 2011 primarily reflecting the restructuring of monoline exposures and run-off.

•
The increased operating loss reported in Q4 2011 reflected trading losses associated with the ongoing reduction of capital intensive trading assets and market movements. Additionally, other income losses increased in Q4 2011 as a result of valuation movements of £131 million recorded on equity and asset positions.

Non-Core (continued)

Key points (continued)

Q4 2011 compared with Q4 2010
•	Q4 2011 operating loss of £1,308 million was 19% lower than the loss recorded in Q4 2010.

•
Impairments were £460 million lower in Q4 2011 reflecting a reduction in impairments reported in the Ulster Bank portfolio, following substantial provisioning of land development values earlier in 2011.

•	Non-interest income fell principally as a result of trading losses incurred in Q4 2011.

•	Ongoing disposal activity reduced the balance sheet and headcount, resulting in lower net interest income, fees and commissions, net premium income, claims, and expenses.

Condensed consolidated income statement
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Interest receivable	21,410	22,776	5,234	5,371	5,612
Interest payable	(8,731)	(8,567)	(2,160)	(2,294)	(2,032)

Net interest income	12,679	14,209	3,074	3,077	3,580

Fees and commissions receivable	6,384	8,193	1,590	1,452	2,052
Fees and commissions payable	(1,460)	(2,211)	(573)	(304)	(449)
Income from trading activities	2,701	4,517	(238)	957	364
Gain on redemption of own debt	255	553	(1)	1	-
Other operating income (excluding insurance premium income)	4,122	1,479	205	2,384	1,003
Insurance net premium income	4,256	5,128	981	1,036	1,272

Non-interest income	16,258	17,659	1,964	5,526	4,242

Total income	28,937	31,868	5,038	8,603	7,822

Staff costs	(8,678)	(9,671)	(1,993)	(2,076)	(2,194)
Premises and equipment	(2,451)	(2,402)	(674)	(604)	(709)
Other administrative expenses	(4,931)	(3,995)	(1,296)	(962)	(1,048)
Depreciation and amortisation	(1,875)	(2,150)	(513)	(485)	(546)
Write-down of goodwill and other intangible assets	(91)	(10)	(91)	-	(10)

Operating expenses	(18,026)	(18,228)	(4,567)	(4,127)	(4,507)

Profit before insurance net claims and impairment losses	10,911	13,640	471	4,476	3,315
Insurance net claims	(2,968)	(4,783)	(529)	(734)	(1,182)
Impairment losses	(8,709)	(9,256)	(1,918)	(1,738)	(2,141)

Operating (loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)
Tax (charge)/credit	(1,250)	(634)	186	(791)	3

(Loss)/profit from continuing operations	(2,016)	(1,033)	(1,790)	1,213	(5)
Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50
Non-controlling interests	(28)	665	(18)	7	(38)
Preference share and other dividends	-	(124)	-	-	-

(Loss)/profit attributable to ordinary and B shareholders	(1,997)	(1,125)	(1,798)	1,226	12

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Diluted (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Basic (loss)/earnings per ordinary and B share from discontinued operations	-	-	-	-	-

Diluted (loss)/earnings per ordinary and B shares from discontinued operations	-	-	-	-	-

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,969)	(1,666)	(1,780)	1,219	50

Other comprehensive income/(loss)
Available-for-sale financial assets (1)	2,258	(389)	(107)	996	(1,132)
Cash flow hedges	1,424	1,454	124	939	(353)
Currency translation	(440)	81	(117)	(22)	34
Actuarial (losses)/gains on defined benefit plans	(581)	158	(581)	-	158

Other comprehensive income/(loss) before tax	2,661	1,304	(681)	1,913	(1,293)
Tax (charge)/credit	(1,472)	(309)	(500)	(480)	393

Other comprehensive income/(loss) after tax	1,189	995	(1,181)	1,433	(900)

Total comprehensive (loss)/income for the period	(780)	(671)	(2,961)	2,652	(850)

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(24)	(197)	(12)	(6)	52
Preference shareholders	-	105	-	-	-
Paid-in equity holders	-	19	-	-	-
Ordinary and B shareholders	(756)	(598)	(2,949)	2,658	(902)

	(780)	(671)	(2,961)	2,652	(850)

Note:
(1)	Analysis provided on page 117.

Key points
•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality sovereign bonds.

•
Actuarial losses on defined benefit plans reflect changes in assumptions of £1,017 million, primarily due to a reduction in the real discount rate in the UK and US, partially offset by £436 million net experience gains.

•	The tax charge for the year and Q4 2011 includes £664 million write-off of deferred tax assets in The Netherlands.

Condensed consolidated balance sheet
at 31 December 2011

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Assets
Cash and balances at central banks	79,269	78,445	57,014
Net loans and advances to banks	43,870	52,602	57,911
Reverse repurchase agreements and stock borrowing	39,440	48,127	42,607
Loans and advances to banks	83,310	100,729	100,518
Net loans and advances to customers	454,112	485,573	502,748
Reverse repurchase agreements and stock borrowing	61,494	54,132	52,512
Loans and advances to customers	515,606	539,705	555,260
Debt securities	209,080	229,657	217,480
Equity shares	15,183	14,888	22,198
Settlement balances	7,771	21,526	11,605
Derivatives	529,618	572,344	427,077
Intangible assets	14,858	14,744	14,448
Property, plant and equipment	11,868	17,060	16,543
Deferred tax	3,878	4,988	6,373
Prepayments, accrued income and other assets	10,976	10,598	12,576
Assets of disposal groups	25,450	3,044	12,484

Total assets	1,506,867	1,607,728	1,453,576

Liabilities
Bank deposits	69,113	78,370	66,051
Repurchase agreements and stock lending	39,691	36,227	32,739
Deposits by banks	108,804	114,597	98,790
Customer deposits	414,143	433,660	428,599
Repurchase agreements and stock lending	88,812	95,691	82,094
Customer accounts	502,955	529,351	510,693
Debt securities in issue	162,621	194,511	218,372
Settlement balances	7,477	17,983	10,991
Short positions	41,039	48,495	43,118
Derivatives	523,983	561,790	423,967
Accruals, deferred income and other liabilities	23,125	22,938	23,089
Retirement benefit liabilities	2,239	1,855	2,288
Deferred tax	1,945	1,913	2,142
Insurance liabilities	6,312	6,628	6,794
Subordinated liabilities	26,319	26,275	27,053
Liabilities of disposal groups	23,995	2,516	9,428

Total liabilities	1,430,814	1,528,852	1,376,725

Equity
Non-controlling interests	1,234	1,433	1,719
Owners’ equity*
Called up share capital	15,318	15,318	15,125
Reserves	59,501	62,125	60,007

Total equity	76,053	78,876	76,851

Total liabilities and equity	1,506,867	1,607,728	1,453,576

* Owners’ equity attributable to:
Ordinary and B shareholders	70,075	72,699	70,388
Other equity owners	4,744	4,744	4,744

	74,819	77,443	75,132

Commentary on condensed consolidated balance sheet

Total assets of £1,506.9 billion at 31 December 2011 were up £53.3 billion, 4%, compared with 31 December 2010. This principally reflects an increase in cash and balances at central banks and the mark-to-market value of derivatives in Global Banking & Markets, partly offset by decreases in debt securities and equity shares and the continuing disposal and run-off of Non-Core assets.

Cash and balances at central banks were up £22.3 billion, 39%, to £79.3 billion due to improvements in the Group’s structured liquidity position during 2011.

Loans and advances to banks decreased by £17.2 billion, 17%, to £83.3 billion. Reverse repurchase agreements and stock borrowing (‘reverse repos’) were down £3.2 billion, 7%, to £39.4 billion and bank placings declined £14.0 billion, 24%, to £43.9 billion, primarily as a result of the reduction in exposure to eurozone banks and lower cash collateral requirements.

Loans and advances to customers were down £39.7 billion, 7%, to £515.6 billion. Within this, reverse repurchase agreements were up £9.0 billion, 17%, to £61.5 billion. Customer lending decreased by £48.7 billion, 10%, to £454.1 billion or £46.9 billion, 9%, to £473.9 billion before impairment provisions.  This reflected the transfer to disposal groups of £19.5 billion of customer balances relating to the UK branch-based businesses.  There were also planned reductions in Non-Core of £28.1 billion, together with declines in UK Corporate, £2.9 billion and Ulster Bank, £2.0 billion, together with the effect of exchange rate and other movements, £1.9 billion. These were partially offset by growth in Global Banking & Markets, £0.2 billion, Global Transaction Services, £1.5 billion, Wealth, £0.7 billion, UK Retail, £2.3 billion and US Retail & Commercial, £2.8 billion.

Debt securities were down £8.4 billion, 4%, to £209.1 billion driven mainly by a reduction in holdings of government and financial institution bonds in Global Banking & Markets and Group Treasury.

Equity shares decreased £7.0 billion, 32%, to £15.2 billion which largely reflects the closure of positions to reduce the Group’s level of unsecured funding requirements to mitigate the potential impact of unfavourable market conditions.

Settlement balances declined £3.8 billion, 33% to £7.8 billion as a result of decreased customer activity.

Movements in the value of derivative assets up £102.5 billion, 24%, to £529.6 billion, and liabilities, up £100.0 billion, 24%, to £524.0 billion, primarily reflect increases in interest rate contracts as a result of a significant downward shift in interest rates across all major currencies, together with increases in the mark-to-market value of credit derivatives as a result of widening credit spreads and rising credit default swap prices.

Property, plant and equipment declined £4.7 billion, 28%, to £11.9 billion, primarily as a result of the transfer of RBS Aviation Capital’s operating lease assets to disposal groups.

Deferred taxation was down £2.5 billion, 39%, to £3.9 billion, largely as a result of the utilisation of brought forward tax losses in the UK.

Commentary on condensed consolidated balance sheet

The increase in assets and liabilities of disposal groups reflects the reclassification of the UK branch-based businesses and RBS Aviation Capital pending their disposal, partly offset by the completion of disposals, primarily RBS Sempra Commodities JV and certain Non-Core project finance assets.

Deposits by banks increased £10.0 billion, 10%, to £108.8 billion, with higher repurchase agreements and stock lending (‘repos’), up £6.9 billion, 21%, to £39.7 billion and higher inter-bank deposits, up £3.1 billion, 5%, to £69.1 billion.

Customer accounts fell £7.7 billion, 2%, to £503.0 billion. Within this, repos increased £6.7 billion, 8%, to £88.8 billion. Excluding repos, customer deposits were down £14.4 billion, 3%, to £414.1 billion, reflecting the transfer to disposal groups of £21.8 billion of customer accounts relating to the UK branch-based businesses. This was partly offset by the net effect of growth in Global Transaction Services, £2.7 billion, UK Corporate, £0.9 billion, UK Retail, £5.8 billion, US Retail & Commercial, £0.6 billion and Wealth, £1.8 billion, together with exchange rate and other movements of £0.3 billion and declines in Global Banking & Markets, £0.8 billion, Ulster Bank, £0.8 billion and Non-Core, £3.1 billion.

Debt securities in issue were down £55.8 billion, 26% to £162.6 billion driven by reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets and Group Treasury.

Settlement balances declined £3.5 billion, 32%, to £7.5 billion and short positions were down £2.1 billion, 5%, to £41.0 billion due to decreased customer activity.

Subordinated liabilities were down £0.7 billion, 3%, to £26.3 billion, primarily reflecting the redemption of £0.2 billion US dollar and £0.4 billion Euro denominated dated loan capital.

The Group’s non-controlling interests decreased by £0.5 billion, 28%, to £1.2 billion, primarily due to the disposal of the majority of the RBS Sempra Commodities JV business, £0.4 billion.

Owners’ equity decreased by £0.3 billion to £74.8 billion. This was driven by the attributable loss for the year, £2.0 billion, together with the recognition of actuarial losses in respect of the Group’s defined benefit pension schemes, net of tax, £0.5 billion and exchange rate and other movements of £0.3 billion.  Offsetting these reductions were gains in available-for-sale reserves, £1.1 billion and cash flow hedging reserves, £1.0 billion and the issue of shares under employee share schemes, £0.4 billion.

Average balance sheet

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.24	3.30	3.13	3.21
Cost of interest-bearing liabilities of banking business	(1.68)	(1.47)	(1.70)	(1.74)

Interest spread of banking business	1.56	1.83	1.43	1.47
Benefit from interest-free funds	0.36	0.23	0.41	0.37

Net interest margin of banking business	1.92	2.06	1.84	1.84

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.87	0.70	0.99	0.87
- Eurodollar	0.33	0.34	0.43	0.30
- Euro	1.36	0.75	1.50	1.51

Average balance sheet (continued)

	Year ended			Year ended
	31 December 2011			31 December 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	73,834	697	0.94	52,862	591	1.12
Loans and advances to customers	466,280	17,969	3.85	506,571	18,889	3.73
Debt securities	121,004	2,744	2.27	130,098	3,296	2.53

Interest-earning assets - banking business	661,118	21,410	3.24	689,531	22,776	3.30

Trading business	278,975			276,330
Non-interest earning assets	595,062			706,343

Total assets	1,535,155			1,672,204

Liabilities
Deposits by banks	64,595	982	1.52	81,615	1,333	1.63
Customer accounts	331,318	3,529	1.07	337,582	3,721	1.10
Debt securities in issue	151,175	3,371	2.23	183,452	3,277	1.79
Subordinated liabilities	22,551	740	3.28	28,156	417	1.48
Internal funding of trading business	(49,025)	109	(0.22)	(48,315)	(181)	0.37

Interest-bearing liabilities - banking business	520,614	8,731	1.68	582,490	8,567	1.47

Trading business	307,564			293,993
Non-interest-bearing liabilities
- demand deposits	66,404			53,016
- other liabilities	565,534			665,799
Owners’ equity	75,039			76,906

Total liabilities and owners’ equity	1,535,155			1,672,204

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Quarter ended			Quarter ended
	31 December 2011			30 September 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	91,370	207	0.90	72,453	154	0.84
Loans and advances to customers	452,530	4,336	3.80	469,307	4,505	3.81
Debt securities	119,619	691	2.29	121,299	712	2.33

Interest-earning assets - banking business	663,519	5,234	3.13	663,059	5,371	3.21

Trading business	271,183			281,267
Non-interest earning assets	656,468			654,489

Total assets	1,591,170			1,598,815

Liabilities
Deposits by banks	60,397	226	1.48	65,470	248	1.50
Customer accounts	335,577	926	1.09	332,891	919	1.10
Debt securities in issue	128,701	793	2.44	150,427	897	2.37
Subordinated liabilities	22,906	191	3.31	23,000	175	3.02
Internal funding of trading business	(44,408)	24	(0.21)	(48,161)	55	(0.45)

Interest-bearing liabilities - banking business	503,173	2,160	1.70	523,627	2,294	1.74

Trading business	299,789			314,626
Non-interest-bearing liabilities
- demand deposits	70,538			66,496
- other liabilities	642,503			617,817
Owners’ equity	75,167			76,249

Total liabilities and owners’ equity	1,591,170			1,598,815

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	15,125	14,630	15,318	15,317	15,030
Ordinary shares issued	193	523	-	1	121
Preference shares redeemed	-	(1)	-	-	1
Cancellation of non-voting deferred shares	-	(27)	-	-	(27)

At end of period	15,318	15,125	15,318	15,318	15,125

Paid-in equity
At beginning of period	431	565	431	431	431
Securities redeemed	-	(132)	-	-	-
Transfer to retained earnings	-	(2)	-	-	-

At end of period	431	431	431	431	431

Share premium account
At beginning of period	23,922	23,523	23,923	23,923	23,858
Ordinary shares issued	79	281	78	-	64
Redemption of preference shares classified as debt	-	118	-	-	-

At end of period	24,001	23,922	24,001	23,923	23,922

Merger reserve
At beginning of period	13,272	25,522	13,222	13,222	13,272
Transfer to retained earnings	(50)	(12,250)	-	-	-

At end of period	13,222	13,272	13,222	13,222	13,272

Available-for-sale reserve
At beginning of period	(2,037)	(1,755)	(292)	(1,026)	(1,242)
Unrealised gains/(losses)	1,769	179	(179)	1,005	(1,148)
Realised losses/(gains) (1)	486	(519)	69	(12)	16
Tax	(1,175)	74	(555)	(259)	337
Recycled to profit or loss on disposal of businesses (2)	-	(16)	-	-	-

At end of period	(957)	(2,037)	(957)	(292)	(2,037)

Cash flow hedging reserve
At beginning of period	(140)	(252)	798	113	119
Amount recognised in equity	2,417	180	389	1,203	(149)
Amount transferred from equity to earnings	(993)	(59)	(265)	(264)	(197)
Tax	(405)	(67)	(43)	(254)	87
Recycled to profit or loss on disposal of businesses (3)	-	58	-	-	-

At end of period	879	(140)	879	798	(140)

For the notes to this table refer to page 83.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011 (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	5,138	4,528	4,847	4,834	5,085
Retranslation of net assets	(382)	997	(111)	(31)	-
Foreign currency (losses)/gains on hedges of net assets	(10)	(458)	20	10	(6)
Tax	23	63	13	34	34
Recycled to profit or loss on disposal of businesses	6	8	6	-	25

At end of period	4,775	5,138	4,775	4,847	5,138

Capital redemption reserve
At beginning of period	198	170	198	198	172
Preference shares redeemed	-	1	-	-	(1)
Cancellation of non-voting deferred shares	-	27	-	-	27

At end of period	198	198	198	198	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	21,239	12,134	20,977	19,726	20,904
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(2,002)	(973)	(1,798)	1,225	12
- discontinued operations	5	(28)	-	1	-
Equity preference dividends paid	-	(105)	-	-	-
Paid-in equity dividends paid, net of tax	-	(19)	-	-	-
Transfer from paid-in equity
- gross	-	2	-	-	-
- tax	-	(1)	-	-	-
Equity owners gain on withdrawal of non-controlling interest
- gross	-	40	-	-	-
- tax	-	(11)	-	-	-
Redemption of equity preference shares	-	(2,968)	-	-	-
Gain on redemption of equity preference shares	-	609	-	-	-
Redemption of preference shares classified as debt	-	(118)	-	-	-
Transfer from merger reserve	50	12,250	-	-	-
Actuarial (losses)/gains recognised in retirement benefit schemes
- gross	(581)	158	(581)	-	158
- tax	86	(71)	86	-	(71)
Purchase of non-controlling interest	-	(38)	-	-	(38)
Shares issued under employee share schemes	(58)	(13)	151	(2)	(2)
Share-based payments
- gross	200	385	98	35	282
- tax	(10)	6	(4)	(8)	(6)

At end of period	18,929	21,239	18,929	20,977	21,239

Condensed consolidated statement of changes in equity
for the period ended 31 December 2011 (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(808)	(121)	(771)	(786)	(821)
Disposal/(purchase) of own shares	20	(700)	1	13	11
Shares issued under employee share schemes	19	13	1	2	2

At end of period	(769)	(808)	(769)	(771)	(808)

Owners’ equity at end of period	74,819	75,132	74,819	77,443	75,132

Non-controlling interests
At beginning of period	1,719	16,895	1,433	1,498	1,780
Currency translation adjustments and other movements	(54)	(466)	(32)	(1)	15
Profit/(loss) attributable to non-controlling interests
- continuing operations	(14)	(60)	8	(12)	(17)
- discontinued operations	42	(605)	10	5	55
Dividends paid	(40)	(4,200)	(1)	-	17
Movements in available-for-sale securities
- unrealised gains/(losses)	1	(56)	1	-	(2)
- realised losses	2	37	2	3	1
- tax	(1)	5	(1)	(1)	-
- recycled to profit or loss on disposal of discontinued operations (4)	-	(7)	-	-	-
Movements in cash flow hedging reserves
- amounts recognised in equity	-	(120)	-	-	(21)
- tax	-	39	-	-	6
- recycled to profit or loss on disposal of discontinued operations (5)	-	1,036	-	-	15
Equity raised	-	559	-	-	58
Equity withdrawn and disposals	(421)	(11,298)	(186)	(59)	(188)
Transfer to retained earnings	-	(40)	-	-	-

At end of period	1,234	1,719	1,234	1,433	1,719

Total equity at end of period	76,053	76,851	76,053	78,876	76,851

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(24)	(197)	(12)	(6)	52
Preference shareholders	-	105	-	-	-
Paid-in equity holders	-	19	-	-	-
Ordinary and B shareholders	(756)	(598)	(2,949)	2,658	(902)

	(780)	(671)	(2,961)	2,652	(850)

Notes:
(1)
Includes an impairment loss of £1,099 million in respect of the Group’s holding of Greek government bonds, together with £169 million of related interest rate hedge adjustments, for the year ended 31 December 2011.

(2)	Net of tax (year ended 31 December 2010 - £5 million credit).
(3)	Net of tax (year ended 31 December 2010 - £19 million credit).
(4)	Net of tax (year ended 31 December 2010 - £2 million credit).
(5)	Net of tax (year ended 31 December 2010 - £340 million credit).

Condensed consolidated cash flow statement
for the year ended 31 December 2011

	2011	2010
	£m	£m

Operating activities
Operating loss before tax	(766)	(399)
Operating loss before tax on discontinued operations	58	(541)
Adjustments for non-cash items	7,661	2,571

Net cash inflow from trading activities	6,953	1,631
Changes in operating assets and liabilities	(3,444)	17,095

Net cash flows from operating activities before tax	3,509	18,726
Income taxes received/(paid)	(184)	565

Net cash flows from operating activities	3,325	19,291

Net cash flows from investing activities	14	3,351

Net cash flows from financing activities	(1,741)	(14,380)

Effects of exchange rate changes on cash and cash equivalents	(1,473)	82

Net increase in cash and cash equivalents	125	8,344
Cash and cash equivalents at beginning of year	152,530	144,186

Cash and cash equivalents at end of year	152,655	152,530

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the accounts for the year ended 31 December 2011 have been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Recent developments in IFRS
In May 2011, the IASB issued six new or revised standards:

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements.  The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

These standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group’s financial reporting.

Notes (continued)

2. Accounting policies (continued)

Recent developments in IFRS (continued)
In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income that require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 Employee Benefits - these require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended. These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

In December 2011, the IASB issued Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7). The amendment to IAS 32 adds application guidance on the meaning of ‘a legally enforceable right to set off’ and on simultaneous settlement. IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP.  The amendments are effective for annual periods beginning on or after 1 January 2014 and are required to be applied retrospectively.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Loans and advances to customers	17,969	18,889	4,336	4,505	4,755
Loans and advances to banks	697	591	207	154	167
Debt securities	2,744	3,296	691	712	690

Interest receivable	21,410	22,776	5,234	5,371	5,612

Customer accounts	3,529	3,721	926	919	926
Deposits by banks	982	1,333	226	248	288
Debt securities in issue	3,371	3,277	794	897	866
Subordinated liabilities	740	417	190	175	(18)
Internal funding of trading businesses	109	(181)	24	55	(30)

Interest payable	8,731	8,567	2,160	2,294	2,032

Net interest income	12,679	14,209	3,074	3,077	3,580

Fees and commissions receivable	6,384	8,193	1,590	1,452	2,052
Fees and commissions payable
- banking	(962)	(1,892)	(339)	(204)	(392)
- insurance related	(498)	(319)	(234)	(100)	(57)

Net fees and commissions	4,924	5,982	1,017	1,148	1,603

Foreign exchange	1,327	1,491	308	441	217
Interest rate	760	1,862	76	33	(165)
Credit	(15)	41	(695)	366	83
Other	629	1,123	73	117	229

Income/(loss) from trading activities	2,701	4,517	(238)	957	364

Gain on redemption of own debt	255	553	(1)	1	-

Operating lease and other rental income	1,307	1,394	308	327	369
Changes in fair value of own debt	1,621	249	(200)	1,887	472
Changes in the fair value of securities and other financial assets and liabilities	150	(180)	6	(148)	(83)
Changes in the fair value of investment properties	(139)	(405)	(65)	(22)	(293)
Profit on sale of securities	882	496	179	274	(10)
Profit on sale of property, plant and equipment	22	50	(5)	5	29
(Loss)/profit on sale of subsidiaries and associates	(28)	(107)	(15)	(39)	511
Life business (losses)/profits	(13)	90	-	(8)	29
Dividend income	62	69	15	14	11
Share of profits less losses of associated entities	26	70	6	5	14
Other income	232	(247)	(24)	89	(46)

Other operating income	4,122	1,479	205	2,384	1,003

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	12,002	12,531	983	4,490	2,970
Insurance net premium income	4,256	5,128	981	1,036	1,272

Total non-interest income	16,258	17,659	1,964	5,526	4,242

Total income	28,937	31,868	5,038	8,603	7,822

Staff costs	8,678	9,671	1,993	2,076	2,194
Premises and equipment	2,451	2,402	674	604	709
Other (1)	4,931	3,995	1,296	962	1,048

Administrative expenses	16,060	16,068	3,963	3,642	3,951
Depreciation and amortisation	1,875	2,150	513	485	546
Write-down of goodwill and other intangible assets	91	10	91	-	10

Operating expenses	18,026	18,228	4,567	4,127	4,507

General insurance	2,968	4,698	529	734	1,151
Bancassurance	-	85	-	-	31

Insurance net claims	2,968	4,783	529	734	1,182

Loan impairment losses	7,241	9,144	1,654	1,452	2,155
Securities impairment losses
- sovereign debt impairment and related interest rate hedge adjustments	1,268	-	224	202	-
- other	200	112	40	84	(14)

Impairment losses	8,709	9,256	1,918	1,738	2,141

Note:
(1)	Includes Payment Protection Insurance costs of £850 million reflected in the quarter ended 30 June 2011.

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

Staff expenses

Staff expenses comprise	2011 £m	2010 £m	Change %

Salaries	5,423	5,473	(1)
Variable compensation	985	1,246	(21)
Temporary and contract costs	846	700	21
Share based compensation	197	397	(50)
Bonus tax	27	99	(73)
Social security costs	640	661	(3)
Post retirement benefits	447	569	(21)
Other *	113	526	(79)

Staff expenses	8,678	9,671	(10)

*  Other includes severance costs and variable compensation for disposal groups.

Variable compensation awards
The following table analyses Group and GBM variable compensation awards for 2011, which are 43% and 58% respectively lower than in 2010.
	Group			GBM
	2011 £m	2010 £m	Change %	2011 £m	2010 £m	Change %

Non-deferred cash awards (1)	72	89	(19)	10	18	(44)
Non-deferred share awards	35	54	(35)	23	43	(47)

Total non-deferred variable compensation	107	143	(25)	33	61	(46)

Deferred bond awards	582	1,029	(43)	286	701	(59)
Deferred share awards	96	203	(53)	71	175	(59)

Total deferred variable compensation	678	1,232	(45)	357	876	(59)

Total variable compensation	785	1,375	(43)	390	937	(58)

Variable compensation as a % of core operating profit (2)	11%	16%		18%	22%
Proportion of variable compensation that is deferred	86%	90%		92%	93%

Total employees	146,800	148,500	(1)	17,000	18,700	(9)
Variable compensation per employee	£5,347	£9,260	(42)	£22,941	£50,114	(54)

Reconciliation of variable compensation awards to income statement charge	2011 £m	2010 £m

Variable compensation awarded for 2011	785	1,375
Less: deferral of charge for amounts awarded for current year	(302)	(512)
Add: current year charge for amounts deferred from prior years	502	383

Income statement charge for variable compensation	985	1,246

	Actual		Expected
Year in which income statement charge is expected to be taken for deferred variable compensation	2010 £m	2011 £m	2012 £m	2013 and beyond £m

Variable compensation deferred from 2009 and earlier	383	160	78	-
Variable compensation deferred from 2010	-	342	105	65
Variable compensation for 2011 deferred	-	-	225	77

	383	502	408	142

Notes:
(1)	Cash payments to all employees are limited to £2,000.
(2)	Core operating profit pre variable compensation expense and before one-off and other items.

Notes (continued)

4. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £7,241 million (2010 - £9,144 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2011 from £18,182 million to £19,883 million and the movements thereon were:

	Year ended
	31 December 2011				31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	(773)	-	-	(773)	-	(72)	-	(72)
Intra-group transfers	177	(177)	-	-	(568)	568	-	-
Currency translation and other adjustments	(76)	(207)	-	(283)	(16)	59	-	43
Disposals	-	-	8	8	-	(20)	(2,152)	(2,172)
Amounts written-off	(2,137)	(2,390)	-	(4,527)	(2,224)	(3,818)	-	(6,042)
Recoveries of amounts previously written-off	167	360	-	527	213	198	-	411
Charge to income statement
- continued	3,403	3,838	-	7,241	3,737	5,407	-	9,144
- discontinued	-	-	(8)	(8)	-	-	42	42
Unwind of discount (recognised in interest income)	(213)	(271)	-	(484)	(197)	(258)	-	(455)

At end of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,873	11,850	-	20,723	8,752	12,007	20,759	7,791	9,879	-	17,670
Transfers to disposal groups	(773)	-	-	(773)	-	-	-	-	(5)	-	(5)
Intra-group transfers	-	-	-	-	-	-	-	(217)	217	-	-
Currency translation and other adjustments	(75)	(162)	-	(237)	(90)	(285)	(375)	147	(235)	-	(88)
Disposals	-	-	(3)	(3)	-	-	-	-	(3)	(3)	(6)
Amounts written-off	(526)	(981)	-	(1,507)	(593)	(497)	(1,090)	(745)	(771)	-	(1,516)
Recoveries of amounts previously written-off	48	99	-	147	39	55	94	29	67	-	96
Charge to income statement
- continued	924	730	-	1,654	817	635	1,452	912	1,243	-	2,155
- discontinued	-	-	3	3	-	-	-	-	-	3	3
Unwind of discount (recognised in interest income)	(57)	(67)	-	(124)	(52)	(65)	(117)	(51)	(76)	-	(127)

At end of period	8,414	11,469	-	19,883	8,873	11,850	20,723	7,866	10,316	-	18,182

Provisions at 31 December 2011 include £123 million (30 September 2011 - £126 million; 31 December 2010 - £127 million) in respect of loans and advances to banks.

The table above excludes impairments relating to securities (see page 23).

Notes (continued)

5. Pensions

	2011	2010
Pension costs	£m	£m

Defined benefit schemes	349	462
Defined contribution schemes	98	107

	447	569

	2011	2010
Net pension deficit/(surplus)	£m	£m

At 1 January	2,183	2,905
Currency translation and other adjustments	(3)	-
Income statement
- pension costs
- continuing operations	349	519
- discontinued operations	-	21
- curtailment gains: continuing operations	-	(78)
Net actuarial losses/(gains)	581	(158)
Contributions by employer	(1,059)	(832)
Disposal of RFS minority interest	-	(194)

At 31 December	2,051	2,183

Net assets of schemes in surplus	(188)	(105)
Net liabilities of schemes in deficit	2,239	2,288

The Group and the Trustees of The Royal Bank of Scotland Group Pension Fund agreed the funding valuation as at 31 March 2010 during the year. It showed that the value of liabilities exceed the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

Notes (continued)

6. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard UK corporation tax rate of 26.5% (2010 - 28%) as follows:

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(766)	(399)	(1,976)	2,004	(8)

Tax credit/(charge) based on the standard UK corporation tax rate of 26.5% (2010 - 28%)	203	112	524	(531)	2
Sovereign debt impairment where no deferred tax asset recognised	(275)	-	(56)	(36)	-
Other losses in period where no deferred tax asset recognised	(530)	(450)	(195)	(67)	(96)
Foreign profits taxed at other rates	(417)	(517)	(46)	(71)	(131)
UK tax rate change - deferred tax impact	(110)	(82)	27	(50)	8
Unrecognised timing differences	(20)	11	-	(10)	18
Non-deductible goodwill impairment	(24)	(3)	(24)	-	(3)
Items not allowed for tax
- losses on strategic disposals and write-downs	(72)	(311)	(58)	(4)	(129)
- UK bank levy	(80)	-	(80)	-	-
- employee share schemes	(113)	(32)	(101)	(4)	(32)
- other disallowable items	(271)	(296)	(123)	(46)	(162)
Non-taxable items
- gain on sale of Global Merchant Services	12	221	-	-	221
- gain on redemption of own debt	-	11	-	-	(1)
- other non-taxable items	245	341	208	16	240
Taxable foreign exchange movements	4	4	2	2	2
Losses brought forward and utilised	2	2	(29)	2	(8)
Adjustments in respect of prior periods	196	355	137	8	74

Actual tax (charge)/credit	(1,250)	(634)	186	(791)	3

The high tax charge in the year ended 31 December 2011 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the effect of the two reductions of 1% in the rate of UK corporation tax enacted in March 2011 and July 2011 on the net deferred tax balance.

The combined effect of the tax losses in Ireland and the Netherlands (including the sovereign debt impairment and related interest rate hedge adjustments) in the year ended 31 December 2011 for which no deferred tax asset has been recognised and the two 1% changes in the standard rate of UK corporation tax, account for £1,020 million (70%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period. The impact of these items for the quarter ended 31 December 2011 is £165 million (49%).

Notes (continued)

6. Tax (continued)
The Group has recognised a deferred tax asset at 31 December 2011 of £3,878 million (30 September 2011 - £4,988 million; 31 December 2010 - £6,373 million), of which £2,933 million (30 September 2011 - £3,014 million; 31 December 2010 - £3,849 million) relates to carried forward trading losses in the UK. Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The deferred tax asset balance has reduced over the period primarily as a result of the utilisation of tax losses brought forward and the impact of the reductions in the rate of UK corporation tax. The Group has considered the carrying value of this asset as at 31 December 2011 and concluded that it is recoverable based on future profit projections.

7. Profit/(loss) attributable to non-controlling interests

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Trust preferred securities	-	10	-	-	-
RBS Sempra Commodities JV	(18)	35	(5)	(8)	(11)
RFS Holdings BV Consortium Members	35	(726)	8	3	49
RBS Life Holdings	-	26	-	-	9
Other	11	(10)	15	(2)	(9)

Profit/(loss) attributable to non-controlling interests	28	(665)	18	(7)	38

8. Dividends
The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Notes (continued)

9. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m
Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders	(2,002)	(1,097)	(1,798)	1,225	12
Gain on redemption of preference shares and paid-in equity	-	610	-	-	-

(Loss)/adjusted profit from continuing operations attributable to ordinary and B shareholders	(2,002)	(487)	(1,798)	1,225	12

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders	5	(28)	-	1	-

Ordinary shares in issue during the period (millions)	57,219	56,245	57,552	57,541	56,166
B shares in issue during the period (millions)	51,000	51,000	51,000	51,000	51,000

Weighted average number of ordinary and B shares in issue during the period (millions)	108,219	107,245	108,552	108,541	107,166
Effect of dilutive share options and convertible securities	-	-	-	891	-

Diluted weighted average number of ordinary and B shares in issue during the period	108,219	107,245	108,552	109,432	107,166

Basic (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Diluted (loss)/earnings per ordinary and B share from continuing operations	(1.8p)	(0.5p)	(1.7p)	1.1p	-

Notes (continued)

10. Segmental analysis
There have been no significant changes in the Group’s divisions during the year.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) for the years ended 31 December 2011 and 31 December 2010 and the quarters ended 31 December 2011, 30 September 2011 and 31 December 2010 by main income statement captions.

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,272	1,206	5,478	(2,699)	-	(788)	1,991
UK Corporate	2,585	1,275	3,860	(1,661)	-	(785)	1,414
Wealth	718	459	1,177	(831)	-	(25)	321
Global Transaction Services	1,076	1,175	2,251	(1,342)	-	(166)	743
Ulster Bank	696	211	907	(547)	-	(1,384)	(1,024)
US Retail & Commercial	1,896	1,004	2,900	(2,096)	-	(325)	479
Global Banking & Markets	665	5,276	5,941	(4,331)	-	(49)	1,561
RBS Insurance	343	3,729	4,072	(846)	(2,772)	-	454
Central items	(228)	213	(15)	170	(1)	2	156

Core	12,023	14,548	26,571	(14,183)	(2,773)	(3,520)	6,095
Non-Core	666	540	1,206	(1,295)	(195)	(3,919)	(4,203)

Managed basis	12,689	15,088	27,777	(15,478)	(2,968)	(7,439)	1,892
Reconciling items
Fair value of own debt	-	1,846	1,846	-	-	-	1,846
Asset Protection Scheme	-	(906)	(906)	-	-	-	(906)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(1,099)	(1,099)
Amortisation of purchased intangible assets	-	-	-	(222)	-	-	(222)
Integration and restructuring costs	(2)	(3)	(5)	(1,059)	-	-	(1,064)
Gain on redemption of own debt	-	255	255	-	-	-	255
Strategic disposals	-	(24)	(24)	(80)	-	-	(104)
Bank levy	-	-	-	(300)	-	-	(300)
Bonus tax	-	-	-	(27)	-	-	(27)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
Interest rate hedge adjustments on impaired available-for-sale Greek government bonds	-	-	-	-	-	(169)	(169)
RFS Holdings minority interest	(8)	2	(6)	1	-	(2)	(7)

Statutory basis	12,679	16,258	28,937	(18,026)	(2,968)	(8,709)	(766)

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Year ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	4,078	1,422	5,500	(2,883)	(85)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,671)	-	(761)	1,463
Wealth	609	447	1,056	(734)	-	(18)	304
Global Transaction Services	974	1,587	2,561	(1,464)	-	(9)	1,088
Ulster Bank	761	214	975	(575)	-	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,123)	-	(517)	306
Global Banking & Markets	1,215	6,697	7,912	(4,397)	-	(151)	3,364
RBS Insurance	381	4,135	4,516	(879)	(3,932)	-	(295)
Central items	10	327	337	272	(29)	(3)	577

Core	12,517	17,181	29,698	(14,454)	(4,046)	(3,780)	7,418
Non-Core	1,683	1,281	2,964	(2,256)	(737)	(5,476)	(5,505)

Managed basis	14,200	18,462	32,662	(16,710)	(4,783)	(9,256)	1,913
Reconciling items
Fair value of own debt	-	174	174	-	-	-	174
Asset Protection Scheme	-	(1,550)	(1,550)	-	-	-	(1,550)
Amortisation of purchased intangible assets	-	-	-	(369)	-	-	(369)
Integration and restructuring costs	-	-	-	(1,032)	-	-	(1,032)
Gain on redemption of own debt	-	553	553	-	-	-	553
Strategic disposals	-	171	171	-	-	-	171
Bonus tax	-	-	-	(99)	-	-	(99)
Write-down of goodwill and other intangible assets	-	-	-	(10)	-	-	(10)
RFS Holdings minority interest	9	(151)	(142)	(8)	-	-	(150)

Statutory basis	14,209	17,659	31,868	(18,228)	(4,783)	(9,256)	(399)

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,036	277	1,313	(661)	-	(191)	461
UK Corporate	634	291	925	(416)	-	(234)	275
Wealth	191	112	303	(194)	-	(13)	96
Global Transaction Services	277	296	573	(329)	-	(47)	197
Ulster Bank	171	49	220	(132)	-	(327)	(239)
US Retail & Commercial	493	258	751	(529)	-	(65)	157
Global Banking & Markets	159	753	912	(939)	-	(68)	(95)
RBS Insurance	82	841	923	(209)	(589)	-	125
Central items	(40)	43	3	79	(1)	4	85

Core	3,003	2,920	5,923	(3,330)	(590)	(941)	1,062
Non-Core	73	(377)	(304)	(314)	61	(751)	(1,308)

Managed basis	3,076	2,543	5,619	(3,644)	(529)	(1,692)	(246)
Reconciling items
Fair value of own debt	-	(370)	(370)	-	-	-	(370)
Asset Protection Scheme	-	(209)	(209)	-	-	-	(209)
Sovereign debt impairment	-	-	-	-	-	(224)	(224)
Amortisation of purchased intangible assets	-	-	-	(53)	-	-	(53)
Integration and restructuring costs	-	-	-	(478)	-	-	(478)
Gain on redemption of own debt	-	(1)	(1)	-	-	-	(1)
Strategic disposals	-	(2)	(2)	(80)	-	-	(82)
Bank levy	-	-	-	(300)	-	-	(300)
Write-down of goodwill and other intangible assets	-	-	-	(11)	-	-	(11)
RFS Holdings minority interest	(2)	3	1	(1)	-	(2)	(2)

Statutory basis	3,074	1,964	5,038	(4,567)	(529)	(1,918)	(1,976)

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,074	292	1,366	(672)	-	(195)	499
UK Corporate	621	327	948	(419)	-	(228)	301
Wealth	178	118	296	(221)	-	(4)	71
Global Transaction Services	276	300	576	(336)	-	(45)	195
Ulster Bank	185	60	245	(137)	-	(327)	(219)
US Retail & Commercial	483	257	740	(541)	-	(84)	115
Global Banking & Markets	161	938	1,099	(1,019)	-	32	112
RBS Insurance	84	949	1,033	(215)	(695)	-	123
Central items	(94)	103	9	62	(1)	(3)	67

Core	2,968	3,344	6,312	(3,498)	(696)	(854)	1,264
Non-Core	110	(64)	46	(323)	(38)	(682)	(997)

Managed basis	3,078	3,280	6,358	(3,821)	(734)	(1,536)	267
Reconciling items
Fair value of own debt	-	2,357	2,357	-	-	-	2,357
Asset Protection Scheme	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment and related interest rate hedge adjustments	-	-	-	-	-	(202)	(202)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Statutory basis	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

Notes (continued)

10. Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment losses	Operating profit/(loss)
Quarter ended 31 December 2010	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,088	402	1,490	(679)	(31)	(222)	558
UK Corporate	653	330	983	(431)	-	(219)	333
Wealth	160	111	271	(178)	-	(6)	87
Global Transaction Services	263	375	638	(368)	-	(3)	267
Ulster Bank	187	56	243	(138)	-	(376)	(271)
US Retail & Commercial	467	231	698	(529)	-	(105)	64
Global Banking & Markets	214	1,373	1,587	(1,065)	-	5	527
RBS Insurance	96	1,016	1,112	(223)	(898)	-	(9)
Central items	92	24	116	11	(8)	(4)	115

Core	3,220	3,918	7,138	(3,600)	(937)	(930)	1,671
Non-Core	358	(37)	321	(481)	(245)	(1,211)	(1,616)

Managed basis	3,578	3,881	7,459	(4,081)	(1,182)	(2,141)	55
Reconciling items
Fair value of own debt	-	582	582	-	-	-	582
Asset Protection Scheme	-	(725)	(725)	-	-	-	(725)
Amortisation of purchased intangible assets	-	-	-	(96)	-	-	(96)
Integration and restructuring costs	-	-	-	(299)	-	-	(299)
Strategic disposals	-	502	502	-	-	-	502
Bonus tax	-	-	-	(15)	-	-	(15)
RFS Holdings minority interest	2	2	4	(6)	-	-	(2)
Write-down of goodwill and other intangible assets	-	-	-	(10)	-	-	(10)

Statutory basis	3,580	4,242	7,822	(4,507)	(1,182)	(2,141)	(8)

Notes (continued)

Total assets by division
	31 December 2011	30 September 2011	31 December 2010
Total assets	£m	£m	£m

UK Retail	114,469	113,308	111,793
UK Corporate	111,835	112,737	114,550
Wealth	21,718	21,946	21,073
Global Transaction Services	25,937	29,889	25,221
Ulster Bank	34,810	37,356	40,081
US Retail & Commercial	74,502	72,879	71,173
Global Banking & Markets	874,848	952,374	802,578
RBS Insurance	12,912	13,031	12,555
Central items	130,306	135,545	99,728

Core	1,401,337	1,489,065	1,298,752
Non-Core	104,726	117,671	153,882

	1,506,063	1,606,736	1,452,634
RFS Holdings minority interest	804	992	942

	1,506,867	1,607,728	1,453,576
11. Discontinued operations and assets and liabilities of disposal groups

Profit/(loss) from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Discontinued operations
Total income	42	1,433	15	10	6
Operating expenses	(5)	(803)	(1)	(3)	(2)
Insurance net claims	-	(161)	-	-	-
Impairment recoveries/(losses)	8	(42)	(3)	-	(3)

Profit before tax	45	427	11	7	1
Gain on disposal before recycling of reserves	-	113	-	-	56
Recycled reserves	-	(1,076)	-	-	-

Operating profit/(loss) before tax	45	(536)	11	7	57
Tax	(11)	(92)	(1)	(3)	(3)

Profit/(loss) after tax	34	(628)	10	4	54
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	13	(5)	-	2	1

Profit/(loss) from discontinued operations, net of tax	47	(633)	10	6	55

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

Notes (continued)

11. Discontinued operations and assets and liabilities of disposal groups (continued)

	31 December 2011			30 September 2011 £m	31 December 2010 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	100	27	127	119	184
Loans and advances to banks	-	87	87	95	651
Loans and advances to customers	18,676	729	19,405	1,711	5,013
Debt securities and equity shares	-	5	5	10	20
Derivatives	431	8	439	24	5,148
Intangible assets	-	15	15	-	-
Settlement balances	-	14	14	206	555
Property, plant and equipment	112	4,637	4,749	220	18
Other assets	-	456	456	448	704

Discontinued operations and other disposal groups	19,319	5,978	25,297	2,833	12,293
Assets acquired exclusively with a view to disposal	-	153	153	211	191

	19,319	6,131	25,450	3,044	12,484

Liabilities of disposal groups
Deposits by banks	-	1	1	288	266
Customer accounts	21,784	826	22,610	1,743	2,267
Derivatives	117	9	126	24	5,042
Settlement balances	-	8	8	264	907
Other liabilities	-	1,233	1,233	178	925

Discontinued operations and other disposal groups	21,901	2,077	23,978	2,497	9,407
Liabilities acquired exclusively with a view to disposal	-	17	17	19	21

	21,901	2,094	23,995	2,516	9,428

The assets and liabilities of disposal groups at 31 December 2011 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses (“UK branch-based businesses”) and the RBS Aviation Capital business.

The disposal of the RBS Sempra Commodities JV was substantially completed in 2010. Certain contracts of the RBS Sempra Commodities JV were sold in risk transfer transactions prior to being novated to the purchaser, the majority of which completed during 2011.

UK branch-based businesses
Loans, REIL and impairment provisions at 31 December 2011 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,662	186	34
Personal lending	1,801	333	284
Property	4,290	446	132
Construction	416	181	58
Service industries and business activities	4,497	329	156
Other	2,783	50	30
Latent	-	-	79

Total	19,449	1,525	773

Notes (continued)

12. Financial instruments

Classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	79,269				79,269
Loans and advances to banks
- reverse repos	34,659	-	-	4,781				39,440
- other	20,317	-	-	23,553				43,870
Loans and advances to Customers
- reverse repos	53,584	-	-	7,910				61,494
- other	25,322	476	-	419,895		8,419		454,112
Debt securities	95,076	647	107,298	6,059				209,080
Equity shares	12,433	774	1,976	-				15,183
Settlement balances	-	-	-	7,771				7,771
Derivatives	529,618							529,618
Intangible assets							14,858	14,858
Property, plant and equipment							11,868	11,868
Deferred tax							3,878	3,878
Prepayments, accrued income and other assets	-	-	-	1,309			9,667	10,976
Assets of disposal groups							25,450	25,450

	771,009	1,897	109,274	550,547		8,419	65,721	1,506,867

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	23,342	-			16,349			39,691
- other	34,172	-			34,941			69,113
Customer accounts
- repos	65,526	-			23,286			88,812
- other	14,286	5,627			394,230			414,143
Debt securities in issue	11,492	35,747			115,382			162,621
Settlement balances	-	-			7,477			7,477
Short positions	41,039	-						41,039
Derivatives	523,983			-				523,983
Accruals, deferred income and other liabilities	-	-			1,683	19	21,423	23,125
Retirement benefit liabilities					-		2,239	2,239
Deferred tax					-		1,945	1,945
Insurance liabilities					-		6,312	6,312
Subordinated liabilities	-	903			25,416			26,319
Liabilities of disposal groups							23,995	23,995

	713,840	42,277		-	618,764	19	55,914	1,430,814

Equity								76,053

								1,506,867

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	78,445				78,445
Loans and advances to banks
- reverse repos	40,181	-	-	7,946				48,127
- other	20,423	-	-	32,179				52,602
Loans and advances to customers
- reverse repos	41,692	-	-	12,440				54,132
- other	24,608	1,040	-	450,193		9,732		485,573
Debt securities	112,568	162	110,401	6,526				229,657
Equity shares	12,044	834	2,010	-				14,888
Settlement balances	-	-	-	21,526				21,526
Derivatives	572,344							572,344
Intangible assets							14,744	14,744
Property, plant and equipment							17,060	17,060
Deferred tax							4,988	4,988
Prepayments, accrued income and other assets	-	-	-	1,394			9,204	10,598
Assets of disposal groups							3,044	3,044

	823,860	2,036	112,411	610,649		9,732	49,040	1,607,728

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	24,583	-			11,644			36,227
- other	34,754	-			43,616			78,370
Customer accounts
- repos	67,447	-			28,244			95,691
- other	14,459	5,836			413,365			433,660
Debt securities in issue	10,754	37,910			145,847			194,511
Settlement balances	-	-			17,983			17,983
Short positions	48,495	-						48,495
Derivatives	561,790							561,790
Accruals, deferred income and other liabilities	-	-			1,629	471	20,838	22,938
Retirement benefit liabilities					-		1,855	1,855
Deferred tax					-		1,913	1,913
Insurance liabilities					-		6,628	6,628
Subordinated liabilities	-	934			25,341			26,275
Liabilities of disposal groups							2,516	2,516

	762,282	44,680			687,669	471	33,750	1,528,852

Equity								78,876

								1,607,728

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-	-	57,014				57,014
Loans and advances to banks
- reverse repos	38,215	-	-	4,392				42,607
- other	26,082	-	-	31,829				57,911
Loans and advances to customers
- reverse repos	41,110	-	-	11,402				52,512
- other	19,903	1,100	-	471,308		10,437		502,748
Debt securities	98,869	402	111,130	7,079				217,480
Equity shares	19,186	1,013	1,999	-				22,198
Settlement balances	-	-	-	11,605				11,605
Derivatives	427,077							427,077
Intangible assets							14,448	14,448
Property, plant and equipment							16,543	16,543
Deferred tax							6,373	6,373
Prepayments, accrued income and other assets	-	-	-	1,306			11,270	12,576
Assets of disposal groups							12,484	12,484

	670,442	2,515	113,129	595,935		10,437	61,118	1,453,576

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

Classification (continued)

			AFS (3)	LAR (4)	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
	At fair value through profit or loss
	HFT (1)	DFV (2)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Liabilities
Deposits by banks
- repos	20,585	-			12,154			32,739
- other	28,216	-			37,835			66,051
Customer accounts
- repos	53,031	-			29,063			82,094
- other	14,357	4,824			409,418			428,599
Debt securities in issue	7,730	43,488			167,154			218,372
Settlement balances	-	-			10,991			10,991
Short positions	43,118	-						43,118
Derivatives	423,967							423,967
Accruals, deferred income and other liabilities	-	-			1,793	458	20,838	23,089
Retirement benefit liabilities					-		2,288	2,288
Deferred tax					-		2,142	2,142
Insurance liabilities					-		6,794	6,794
Subordinated liabilities	-	1,129			25,924			27,053
Liabilities of disposal groups							9,428	9,428

	591,004	49,441			694,332	458	41,490	1,376,725

Equity								76,851

								1,453,576

Notes:
(1)	Held-for-trading.
(2)	Designated as at fair value through profit or loss.
(3)	Available-for-sale.
(4)	Loans and receivables.

There were no reclassifications in 2011 or 2010.

Notes (continued)

12. Financial instruments (continued)

Financial instruments carried at fair value
Detailed explanations of the valuation techniques are set out in the Group’s 2011 Annual Report and Accounts. Certain aspects relating to the valuation of financial instruments carried at fair value are discussed below.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The table below shows the valuation reserves and adjustments.

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Credit valuation adjustments (CVA)
Monoline insurers	1,198	2,827	2,443
Credit derivative product companies (CDPCs)	1,034	1,233	490
Other counterparties	2,254	2,222	1,714

	4,486	6,282	4,647
Bid-offer, liquidity and other reserves	2,704	2,712	2,797

	7,190	8,994	7,444

Key points

31 December 2011 compared with 31 December 2010
•
The exposure to monolines reduced over the period primarily due to the restructuring of some  exposures, partially offset by lower prices of underlying reference instruments. The CVA decreased due to the reduction in exposure partially offset by wider credit spreads.

•	The exposure to CDPCs has increased over the period, primarily driven by wider credit spreads of the underlying reference loans and bonds. The CVA increased in line with the increase in exposure.

•	The CVA held against exposures to other counterparties increased over the period primarily due to wider credit spreads, together with the impact of counterparty rating downgrades.

31 December 2011 compared with 30 September 2011
•	The exposure to monolines reduced over the period primarily due to the restructuring of some exposures. The CVA decreased in line with the reduction in exposure.

•
The exposure to CDPCs has decreased over the period, primarily driven by tighter credit spreads of the underlying reference loans and bonds together with a decrease in the relative value of senior tranches compared with the underlying reference portfolios. The CVA decreased in line with the decrease in exposure.

•	The CVA held against exposures to other counterparties increased slightly over the period with the impact of counterparty rating downgrades partially offset by tighter credit spreads.

Notes (continued)

12. Financial instruments (continued)

Valuation reserves (continued)

Own credit
Until the first half of 2011, primary issuance spreads were used to calculate the own credit adjustment for senior debt issuances.  As issuances by the Group declined significantly during 2011, the credit spread used for this adjustment was refined to reference more liquid secondary market senior debt issuance spreads, as they are considered to provide a fairer representation of fair value.

				Subordinated liabilities DFV £m	Total (3) £m	Derivatives £m	Total £m
Cumulative own credit adjustment (1)	Debt securities in issue (2)
	HFT £m	DFV £m	Total £m

31 December 2011	882	2,647	3,529	679	4,208	602	4,810
30 September 2011	939	3,054	3,993	657	4,650	700	5,350
31 December 2010	517	1,574	2,091	325	2,416	534	2,950

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

31 December 2011	11.5	35.7	47.2	0.9	48.1
30 September 2011	10.8	37.9	48.7	0.9	49.6
31 December 2010	7.7	43.5	51.2	1.1	52.3

Notes:
(1)
The own credit adjustment for fair value does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting and will reverse over time as the liabilities mature.

(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	Own credit adjustment increased significantly during the year reflecting widening credit spreads across all tenors.

•	Liabilities decreased due to maturities, redemptions, lower issuances and the appreciation of sterling against the euro.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	34.7	-	34.7	-	-
- collateral	-	19.7	-	19.7	-	-
- other	-	0.2	0.4	0.6	40	(50)

	-	54.6	0.4	55.0	40	(50)

Loans and advances to customers
- reverse repos	-	53.6	-	53.6	-	-
- collateral	-	22.0	-	22.0	-	-
- other	-	3.4	0.4	3.8	80	(20)

	-	79.0	0.4	79.4	80	(20)

Debt securities
- UK government	22.4	-	-	22.4	-	-
- US government	35.5	5.0	-	40.5	-	-
- other government	53.9	8.7	-	62.6	-	-
- corporate	-	5.0	0.5	5.5	30	(30)
- other financial institutions	3.0	61.6	7.4	72.0	560	(180)

	114.8	80.3	7.9	203.0	590	(210)

Equity shares	12.4	1.8	1.0	15.2	140	(130)

Derivatives
- foreign exchange	-	72.9	1.6	74.5	100	(100)
- interest rate	0.2	420.8	1.1	422.1	80	(80)
- equities and commodities	-	5.9	0.2	6.1	-	-
- credit	-	23.1	3.8	26.9	680	(400)

	0.2	522.7	6.7	529.6	860	(580)

	127.4	738.4	16.4	882.2	1,710	(990)

Proportion	14.4%	83.7%	1.9%	100.0%

Of which
Core	126.9	724.5	7.2	858.6
Non-Core	0.5	13.9	9.2	23.6

	127.4	738.4	16.4	882.2

For the notes to this table refer to page 107.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Loans and advances to banks
- reverse repos	-	38.2	-	38.2	-	-
- collateral	-	25.1	-	25.1	-	-
- other	-	0.6	0.4	1.0	40	(20)

	-	63.9	0.4	64.3	40	(20)

Loans and advances to customers
- reverse repos	-	41.1	-	41.1	-	-
- collateral	-	14.4	-	14.4	-	-
- other	-	6.2	0.4	6.6	30	(40)

	-	61.7	0.4	62.1	30	(40)

Debt securities
- UK government	13.5	-	-	13.5	-	-
- US government	31.0	7.0	-	38.0	-	-
- other government	62.3	13.6	-	75.9	-	-
- corporate	-	6.5	1.2	7.7	210	(170)
- other financial institutions	3.5	64.8	7.0	75.3	540	(180)

	110.3	91.9	8.2	210.4	750	(350)

Equity shares	18.4	2.8	1.0	22.2	160	(160)

Derivatives
- foreign exchange	-	83.2	0.1	83.3	-	-
- interest rate	1.7	308.3	1.7	311.7	150	(140)
- equities and commodities	0.1	4.9	0.2	5.2	-	-
- credit - APS (2)	-	-	0.6	0.6	860	(940)
- credit - other	-	23.2	3.1	26.3	320	(170)

	1.8	419.6	5.7	427.1	1,330	(1,250)

	130.5	639.9	15.7	786.1	2,310	(1,820)

Proportion	16.6%	81.4%	2.0%	100%

Of which
Core	129.4	617.6	7.2	754.2
Non-Core	1.1	22.3	8.5	31.9

	130.5	639.9	15.7	786.1

For the notes to this table refer to page 114.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

The following tables detail AFS assets included within total assets on pages 102 and 106.

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	13.4	-	-	13.4	-	-
- US government	18.1	2.7	-	20.8	-	-
- other government	21.6	4.0	-	25.6	-	-
- corporate	-	2.3	0.2	2.5	10	(10)
- other financial institutions	0.2	39.3	5.5	45.0	310	(50)

	53.3	48.3	5.7	107.3	320	(60)
Equity shares	0.3	1.3	0.4	2.0	70	(70)

	53.6	49.6	6.1	109.3	390	(130)

Of which
Core	53.6	46.9	0.6	101.1
Non-Core	-	2.7	5.5	8.2

	53.6	49.6	6.1	109.3

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Assets	£bn	£bn	£bn	£bn	£m	£m

Debt securities
- UK government	8.4	-	-	8.4	-	-
- US government	17.8	4.4	-	22.2	-	-
- other government	26.5	6.4	-	32.9	-	-
- corporate	-	1.4	0.1	1.5	20	(20)
- other financial institutions	0.4	41.4	4.3	46.1	280	(40)

	53.1	53.6	4.4	111.1	300	(60)
Equity shares	0.3	1.4	0.3	2.0	60	(60)

	53.4	55.0	4.7	113.1	360	(120)

Of which
Core	52.8	49.2	1.0	103.0
Non-Core	0.6	5.8	3.7	10.1

	53.4	55.0	4.7	113.1

For the notes to this table refer to page 114.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2011
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	23.3	-	23.3	-	-
- collateral	-	31.8	-	31.8	-	-
- other	-	2.4	-	2.4	-	-

	-	57.5	-	57.5	-	-

Customer accounts
- repos	-	65.5	-	65.5	-	-
- collateral	-	9.2	-	9.2	-	-
- other	-	10.8	-	10.8	20	(20)

	-	85.5	-	85.5	20	(20)

Debt securities in issue	-	45.0	2.2	47.2	80	(60)

Short positions	34.4	6.3	0.3	41.0	10	(100)

Derivatives
- foreign exchange	-	80.5	0.4	80.9	30	(20)
- interest rate	0.4	405.5	1.1	407.0	80	(90)
- equities and commodities	-	8.9	0.5	9.4	10	(10)
- credit - APS (2)	-	-	0.2	0.2	300	(40)
- credit - other	-	24.9	1.6	26.5	80	(130)

	0.4	519.8	3.8	524.0	500	(290)

Subordinated liabilities	-	0.9	-	0.9	-	-

Total	34.8	715.0	6.3	756.1	610	(470)

Proportion	4.6%	94.6%	0.8%	100.0%

Of which
Core	34.8	708.9	5.7	749.4
Non-Core	-	6.1	0.6	6.7

Total	34.8	715.0	6.3	756.1

For the notes to this table refer to page 114.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

	31 December 2010
					Level 3 sensitivity (1)
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
Liabilities	£bn	£bn	£bn	£bn	£m	£m

Deposits by banks
- repos	-	20.6	-	20.6	-	-
- collateral	-	26.6	-	26.6	-	-
- other	-	1.6	-	1.6	-	-

	-	48.8	-	48.8	-	-

Customer accounts
- repos	-	53.0	-	53.0	-	-
- collateral	-	10.4	-	10.4	-	-
- other	-	8.7	0.1	8.8	60	(60)

	-	72.1	0.1	72.2	60	(60)

Debt securities in issue	-	49.0	2.2	51.2	90	(110)

Short positions	35.0	7.3	0.8	43.1	20	(50)

Derivatives
- foreign exchange	0.1	89.3	-	89.4	-	(10)
- interest rate	0.2	298.0	1.0	299.2	70	(90)
- equities and commodities	0.1	9.6	0.4	10.1	10	-
- credit - other	-	25.0	0.3	25.3	40	(40)

	0.4	421.9	1.7	424.0	120	(140)

Subordinated liabilities	-	1.1	-	1.1	-	-

Total	35.4	600.2	4.8	640.4	290	(360)

Proportion	5.5%	93.7%	0.8%	100%

Of which
Core	35.4	586.9	3.8	626.1
Non-Core	-	13.3	1.0	14.3

Total	35.4	600.2	4.8	640.4

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group’s valuation techniques or models. The level 3 sensitivities are calculated at a sub-portfolio level and hence these aggregated figures do not reflect the correlation between some of the sensitivities.

(2)	Asset Protection Scheme.

Notes (continued)

12. Financial instruments (continued)

Valuation hierarchy (continued)

Key points
•
Total assets carried at fair value increased by £96.1 billion in the year to £882.2 billion at 31 December 2011, principally reflecting increases in derivative assets (£102.5 billion) and reverse repos of (£9.0 billion), partially offset by decreases in debt securities (£7.4 billion), equity shares  (£7.0 billion) and derivative collateral (£2.2 billion).

•
Total liabilities carried at fair value increased by £115.7 billion, with increases in derivative liabilities (£100.0 billion), repos (£15.2 billion) and collateral (£4.0 billion), partially offset by decreases in debt securities in issue (£4.0 billion) and short positions (£2.1 billion).

•
Level 3 assets of £16.4 billion represented 1.9% (2010 - £15.7 billion and 2.0%), an increase of £0.7 billion.  This reflected transfers from level 2 to level 3 of £5.7 billion in the latter part of 2011 in light of liquidity in the market as well as maturity and sale of instruments. These transfers to level 3 principally related to structured credit assets in Non-Core and certain foreign exchange options and credit derivatives in GBM.  £1.9 billion (derivatives £1.4 billion, securities £0.5 billion) was transferred from level 3 to level 2, based on the re-assessment of the impact and nature of unobservable inputs used in valuation models.

•	Level 3 liabilities increased to £6.3 billion in the year from £4.8 billion, mainly in credit derivatives due to market liquidity and resultant transfers from level 2 to level 3.

•
The favourable and unfavourable effects of reasonably possible alternative assumptions on level 3 instruments carried at fair value excluding APS credit derivatives were £2.0 billion (2010 - £1.7 billion) and £(1.4) billion (2010 - £(1.2) billion) respectively. Favourable and unfavourable sensitivities for APS credit derivatives were £0.3 billion (2010 - £0.9 billion) and £(0.1) billion (2010 - (0.9) billion). The change in APS sensitivities reflected the decrease in overall value of the Scheme.

•	There were no significant transfers between level 1 and level 2.

Notes (continued)

12. Financial instruments (continued)

Movement in level 3 portfolios

	1 January 2011	Gains or losses (1)			Purchases and issues	Sales and settle- ments	FX (2)	31 December 2011	Amounts recorded in the income statement relating to instruments held at 31 December 2011

			Level 3 transfers
			In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Fair value through profit or loss:
Loans and advances	843	(15)	145	-	701	(920)	6	760	(11)
Debt securities	3,784	(177)	164	(380)	1,014	(2,175)	13	2,243	(61)
Equity shares	716	(46)	143	(33)	56	(258)	(5)	573	(43)
Derivatives	5,737	(511)	3,042	(1,441)	684	(834)	55	6,732	(522)

	11,080	(749)	3,494	(1,854)	2,455	(4,187)	69	10,308	(637)

AFS:
Debt securities	4,379	5	2,097	(21)	98	(864)	3	5,697	2
Equity shares	279	61	82	-	7	(30)	(4)	395	(4)

	4,658	66	2,179	(21)	105	(894)	(1)	6,092	(2)

Total	15,738	(683)	5,673	(1,875)	2,560	(5,081)	68	16,400	(639)

Liabilities
Deposits	84	(35)	-	(24)	-	(4)	1	22	(25)
Debt securities in issue	2,203	(201)	948	(520)	688	(886)	(33)	2,199	(50)
Short positions	776	(71)	58	(3)	34	(506)	3	291	(207)
Derivatives	1,740	279	1,822	(240)	538	(366)	38	3,811	325
Other	1	-	-	(1)	-	-	-	-	-

Total	4,804	(28)	2,828	(788)	1,260	(1,762)	9	6,323	43

Net losses		(655)							(682)

Notes:
(1)	Net (losses)/gains recognised in the income statement and statement of comprehensive income during the year were £(717) million and £62 million respectively.
(2)	Foreign exchange movements.

Notes (continued)

13. Available-for-sale financial assets
The 2011 full year movement in available-for-sale financial assets reflects net unrealised gains on securities of £2,339 million, primarily as yields tightened on high quality sovereign bonds. This was partially offset by the transfer to profit or loss of realised gains primarily from routine portfolio management in Group Treasury of £545 million, along with disposals across several divisions.  Impairment of Greek government debt led to the recycling of unrealised losses to the income statement.

The Q4 2011 movement mainly reflects net realised gains of £155 million. Unrealised gains in Q3 2011 principally related to gains in UK government bonds, reflecting flight to quality.

The 2011 full year and Q4 2011 tax charge include a £664 million write-off of deferred tax assets in The Netherlands.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(2,037)	(1,755)	(292)	(1,026)	(1,242)
Unrealised losses on Greek sovereign debt	(570)	(437)	(224)	(202)	(7)
Impairment of Greek sovereign debt	1,268	-	224	202	-
Other unrealised net gains/(losses)	2,339	616	45	1,207	(1,141)
Realised net (gains)/losses	(782)	(519)	(155)	(214)	16
Tax	(1,175)	74	(555)	(259)	337
Recycled to profit or loss on disposal of businesses (1)	-	(16)	-	-	-

At end of period	(957)	(2,037)	(957)	(292)	(2,037)

Note:
(1)	Net of tax - £5 million credit.

In Q2 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £142 million and £224 million were recorded in Q3 2011 and Q4 2011 respectively, along with £60 of million related interest rate hedge adjustments in Q3 2011.

Ireland, Italy, Portugal and Spain are facing less acute fiscal difficulties and the Group’s sovereign exposures to these countries were not considered impaired at 31 December 2011.

Notes (continued)

14. Contingent liabilities and commitments

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	23,702	1,330	25,032	24,518	1,417	25,935	28,859	2,242	31,101
Other contingent liabilities	10,667	245	10,912	10,916	215	11,131	11,833	421	12,254

	34,369	1,575	35,944	35,434	1,632	37,066	40,692	2,663	43,355

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	227,419	12,544	239,963	230,369	14,258	244,627	245,425	21,397	266,822
Other commitments	301	2,611	2,912	1,163	2,228	3,391	1,560	2,594	4,154

	227,720	15,155	242,875	231,532	16,486	248,018	246,985	23,991	270,976

Total contingent liabilities and commitments	262,089	16,730	278,819	266,966	18,118	285,084	287,677	26,654	314,331

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

15. Litigation
The Group and certain Group members are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss.  Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim.  The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Notes (continued)

15. Litigation (continued)
Other than as set out in these sections entitled “Litigation” and “Investigations, reviews and proceedings”, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which RBS is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of RBS and/or the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Group.  However, in the event that any such matters were resolved against the Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the “Preferred Shares litigation”) and holders of American Depositary Receipts (the “ADR claims”).

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the “Securities Act”). The putative class is composed of all persons who purchased or otherwise acquired Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (the SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR Claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of all persons who purchased or otherwise acquired the Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed.  On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act.  The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Notes (continued)

15. Litigation (continued)

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased.  As a result, the Group has become and expects that it may further be the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

To date, Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions.  Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit pending in the federal court in Connecticut relates to approximately US$32 billion of AAA rated MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.;  New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.;  In re IndyMac Mortgage-Backed Securities Litigation;  Genesee County Employees’ Retirement System et al.  v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes (continued)

15. Litigation (continued)
In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

Madoff
In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS N.V. for approximately US$271 million. This is a clawback action similar to claims filed against six other institutions in December 2010. RBS N.V. (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS N.V. received US$71 million in redemptions from the feeder funds and US$200 million from its swap counterparties while RBS N.V. ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011.  The Group considers that it has substantial and credible legal and factual defences to these claims and intends to defend itself vigorously.

Unarranged overdraft charges
In the US, Citizens Financial Group, Inc (“Citizens”) in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens’ customer account agreement and constitute an unfair trade practice. The Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Investigations, reviews and proceedings
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group’s control but could have a significant effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The Group is cooperating fully with the investigations and proceedings described below.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012.  The Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangements for cross-border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is awaited. This could be delivered in spring or summer 2012, although it may take longer.

Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), in February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010. The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS.   In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then recorded an additional provision of £850 million in respect of PPI.  During 2011, the Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the Group.

Private motor insurance
On 14 December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT aims to complete its market study by spring 2012. At this stage, it is not possible to estimate with any certainty the effect the market study and any related developments may have on the Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
On 19 December 2011 the UK Government published a response to the Final Report (the “Response”), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that “vital banking services - in particular the taking of retail deposits - should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.” It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented it is impossible to estimate the potential impact of these measures with any level of precision.

The Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

US dollar clearing activities
In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS N.V. formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. Pursuant to the DPA, RBS N.V. paid a penalty of US$500 million in 2010 and agreed to comply with the terms of the DPA and to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. On 20 December 2011, the DoJ filed a motion with the US District Court to dismiss the criminal information underlying the DPA, stating that RBS N.V. had met the terms and obligations of the DPA.  The US District Court granted the DoJ’s motion on the same day, and this matter is now fully resolved.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

Securitisation and collateralised debt obligation business
In the United States, the Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products.  In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of RBS during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation as to RBS.  The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the Group attended an informal meeting to provide additional information about the Group's mortgage securitisation business.  The investigation is ongoing and the Group continues to provide requested information.

Notes (continued)

16. Investigations, reviews and proceedings (continued)

In September 2010, RBS subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

US mortgages - Loan Repurchase Matters
The Group’s Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Since January 2009, GBM N.A. has received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

Citizens has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Since January 2009, Citizens has received approximately US$41.2 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and, to date, Citizens has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or Citizens may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future.  Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

LIBOR
The Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the Group's US operations and RBS and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The Group is in the process of implementing measures for matters identified to date.

On 27 July 2011, the Group consented to the issuance of a Cease and Desist Order (“the Order”) setting forth measures required to address deficiencies related to governance, risk management and compliance systems and controls identified by the Federal Reserve and state banking supervisors during examinations of the RBS plc and RBS N.V. branches in 2010. The Order requires the Group to strengthen its US corporate governance structure, to develop an enterprise-wide risk management programme, and to develop and enhance its programmes to ensure compliance with US law, particularly the US Bank Secrecy Act and anti-money laundering laws, rules and regulations. The Group has established a strategic and remedial programme of change to address the identified concerns and is committed to working closely with the US bank regulators to implement the remedial measures required by the Order.

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes (continued)

16. Investigations, reviews and proceedings (continued)
The Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS and its subsidiaries, could have a material adverse effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

In April 2009, the FSA notified the Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. RBS and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the Group or against individuals, was warranted. On 12 December 2011, the FSA published its report ‘The Failure of the Royal Bank of Scotland’, on which the Group engaged constructively with the FSA.

In July 2010, the FSA notified the Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (“EVRF”) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011 the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million.  The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product.  This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008.  For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 18 January 2012, the FSA published its Final Notice having reached a settlement with UK Insurance Limited for breaches of Principle 2 by Direct Line and Churchill (the "Firms"), under which UK Insurance Limited agreed to pay a fine of £2.17 million.  The Firms were found to have acted without due skill, care and diligence in the way that they responded to the FSA's request to provide it with a sample of their closed complaint files.  The Firms' breaches of Principle 2 did not result in any customer detriment.

During March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

Notes (continued)

17. Other developments

Proposed transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

The Proposed Transfers will streamline the manner in which the GBM and GTS businesses of the Group interact with clients with simplified access to the GBM and GTS product suites.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of eligible business carried out in the UK, including certain securities issued by RBS N.V. was completed on 17 October 2011. A large part of the remainder of Proposed Transfers (including the transfers of certain securities issued by RBS N.V.) is expected to have taken place by the end of 2012.

Rating agencies
RBS and RBS plc's long-term and short-term ratings remained unchanged in the quarter, however in several of the Group’s credit ratings have been updated during the quarter. During October 2011, both Moody’s and Fitch have taken rating action on RBS and certain subsidiaries. On 7 October 2011, Moody’s Investor Services downgraded the long term ratings of RBS, RBS plc and National Westminster Bank Plc (NatWest), following the conclusion of its review into the systemic support assumptions from the UK government for 14 UK financial institutions. As a result of this review, 12 UK entities, including RBS, were downgraded. RBS was downgraded to A3 from A1 (long-term) and to P-2 from P-1 (short term), RBS plc and NatWest were downgraded to A2 from Aa3 (long-term); their P-1 short-term ratings were affirmed. These ratings will all have a negative outlook assigned due to Moody’s opinion that the likelihood of government support will likely weaken further in the future, however, Moody’s affirmed RBS’s underlying Baa2 rating, noting that these downgrades did not reflect a worsening in the credit quality of UK financial institutions.

On 11 October 2011, following the reduction of support factored into the ratings of RBS, Moody’s downgraded the ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd to Baa1 from A2 (long term) and to P-2 from P-1 (short term); Moody’s also placed these ratings on negative outlook to be in line with the outlook of RBS plc. In addition, Moody’s has placed the ratings of RBS N.V. on negative outlook, to match those of RBS plc.

On 13 October 2011, Fitch Ratings downgraded RBS and certain subsidiaries, having lowered its ‘Support Rating Floors’ for large UK banks. The ratings of RBS, RBS plc, NatWest, RBS International and RBS N.V. were reduced to A from AA- (long-term) and to F1 from F1+ (short term). The ratings of Citizens Financial Group, Ulster Bank Ltd and Ulster Bank Ireland Ltd were downgraded to A- from A+ (long term). The short term rating of Citizens Financial Group was affirmed at F1 following the downgrade of RBS plc, while the rating of Ulster Bank Ltd and Ulster Bank Ireland Limited was downgraded to F1 from F1+. Fitch assigned all of these ratings a stable outlook. The standalone ratings of RBS Group and RBS plc were unchanged by this action and were upgraded from C/D to C on 29 June 2011, corresponding to a bbb viability rating.

Notes (continued)

17. Other developments (continued)
On 29 November 2011, S&P announced the results of the reviews into a group of 37 of the largest global financial institutions, including all major UK banks. This review has resulted in a one notch downgrade of the long-term ratings of RBS plc and NatWest plc to A from A+, the short term rating of A-1 was affirmed.  RBS was also downgraded one notch bringing the long-term rating to A- from A and the short term to A-2 from A-1.  Standard & Poor's assigned all these ratings a stable outlook.

As a result of the 29 November rating action, S&P also lowered the ratings of RBS Securities Inc and RBS N.V. to A from A+ (long-term) and affirmed the A-1 short-term rating.  Finally, S&P upgraded the long and short term ratings of RBS Citizens NA and Citizens Bank of Pennsylvania to A from A- (long-term) and to A-1 from A-2 (short-term). Standard & Poor's assign all these ratings a stable outlook.

Further to its announcements on 11 and 7 of October 2011, on 15 February 2012 Moody’s placed the ratings of RBS and certain subsidiaries on review for possible downgrade, along with 114 other European banks and 17 firms with capital markets activities.  Moody’s have placed Bank Standalone Financial Strength Rating (BFSR) of RBS plc on review for possible downgrade and this has driven a review for downgrade of the long-term ratings of RBS, RBS plc, NatWest plc, RBS N.V., Ulster Bank Ireland Ltd and Ulster Bank Ltd; along with the short-term ratings of RBS plc, NatWest plc and RBS N.V.  The short-term ratings of RBS, Ulster Bank Ireland Ltd and Ulster Bank Ltd were affirmed.  Moody’s cite three reasons for this review across all of the affected firms; the adverse and prolonged impact of the euro area crisis; the deteriorating creditworthiness of euro-area sovereigns; and the substantial challenges faced by banks and securities firms with significant capital market activities.

18. Post balance sheet events
There have been no significant events between 31 December 2011 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk and balance sheet management

General overview
The following table defines the main types of risk managed by the Group and presents the key areas of focus for each risk in 2011.

Risk type	Definition	2011 key areas of focus
Capital, liquidity and funding risk	The risk that the Group has insufficient capital or is unable to meet its financial liabilities as they fall due.
Active run-down of capital intensive assets in Non-Core and other risk mitigation left the Core Tier 1 ratio strong at 10.6%, despite a £21 billion uplift in RWAs from the implementation of CRD III in December 2011. Refer to pages 135 to 140.

Maintaining the structural integrity of the Group’s balance sheet requires active management of both asset and liability portfolios as necessary. Strong term debt issuance and planned reductions in the funded balance sheet enabled the Group to strengthen its liquidity and funding position as market conditions worsened. Refer to pages 141 to 150.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
During 2011, asset quality continued to improve, resulting in loan impairment charges 21% lower than in 2010 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and corporate real estate portfolios. The Group continued to make progress in reducing key credit concentration risks, with credit exposures in excess of single name concentration limits declining 15% during the year and exposure to commercial real estate declining 14%. Refer to pages 153 to 185.

Country risk	The risk of material losses arising from significant country-specific events.
Sovereign risk increased in 2011, resulting in rating downgrades for a number of countries, including several eurozone members. This resulted in an impairment charge recognised by the Group in 2011 in respect of available-for-sale Greek government bonds. In response the Group further strengthened its country risk appetite setting and risk management systems during the year and brought a number of advanced countries under limit control. This contributed to a reduction in exposure to a range of countries. Refer to pages 186 to 209.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	2011 key areas of focus
Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.
During 2011, the Group continued to manage down its market risk exposure in Non-Core and reduce the ABS trading inventory such that the trading portfolio became less exposed to credit risk. Refer to pages 210 to 214.

Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	During 2011, focus on insurance risk appetite resulted in the de-risking and significant re-pricing of certain classes of business and exiting some altogether.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.
During 2011, the Group took steps to enhance its management of operational risks. This was particularly evident in respect of risk appetite, the Group Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements.

The level of operational risk remains high due to the scale of structural change occurring across the Group, the pace of regulatory change, the economic downturn and other external threats, such as e-crime.

Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.
During 2011, the Group managed the increased levels of scrutiny and legislation by enlarging the capacity of its compliance, anti-money laundering and regulatory affairs teams and taking steps to improve its operating model, tools, systems and processes.

Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders’ expectations of the Group’s performance and behaviour.
In 2011, an Environmental, Social and Ethical (ESE) Risk Policy was developed with sector ESE risk appetite positions drawn up to assess the Group’s appetite to support customers in sensitive sectors including defence, oil and gas. This also included the establishment of divisional reputational risk committees.

Stakeholder engagement was broadened with the implementation of formal sessions between the Group Sustainability Commitee and relevant advocacy groups and non-governmental organisations.

Risk and balance sheet management (continued)

General overview (continued)

Risk type	Definition	2011 key areas of focus
Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Business risk is incorporated within the Group’s risk appetite target for earnings volatility that was set in 2011.
Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.
In 2011, the Group focused on improved stress testing and risk governance mechanisms. This included the establishment of the Pension Risk Committee and the articulation of its view of risk appetite for the various Group pension schemes.

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements as capital adequacy and risk management are closely aligned. The Group’s risk asset ratios calculated in accordance with Financial Services Authority (FSA) definitions are set out below.

	31 December 2011	30 September 2011	31 December 2010
Risk-weighted assets (RWAs) by risk	£bn	£bn	£bn

Credit risk	344.3	346.8	385.9
Counterparty risk	61.9	72.2	68.1
Market risk	64.0	55.0	80.0
Operational risk	37.9	37.9	37.1

	508.1	511.9	571.1
Asset Protection Scheme relief	(69.1)	(88.6)	(105.6)

	439.0	423.3	465.5

Risk asset ratios	%	%	%

Core Tier 1	10.6	11.3	10.7
Tier 1	13.0	13.8	12.9
Total	13.8	14.7	14.0

Key points
•	The increase in market risk RWAs of £9 billion in Q4 2011 reflects the impact of the new CRD III rules.

•	APS relief decreased by £19.5 billion in Q4 2011, reflecting pool movements, assets moving into default and changes in risk parameters.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

The Group’s capital resources in accordance with FSA definitions were as follows:

	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	74,819	77,443	75,132
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	70,075	72,699	70,388

Non-controlling interests
Non-controlling interests per balance sheet	1,234	1,433	1,719
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	427	626	912

Regulatory adjustments and deductions
Own credit	(2,634)	(2,931)	(1,182)
Unrealised losses on AFS debt securities	1,065	379	2,061
Unrealised gains on AFS equity shares	(108)	(88)	(25)
Cash flow hedging reserve	(879)	(798)	140
Other adjustments for regulatory purposes	571	523	204
Goodwill and other intangible assets	(14,858)	(14,744)	(14,448)
50% excess of expected losses over impairment provisions (net of tax)	(2,536)	(2,127)	(1,900)
50% of securitisation positions	(2,019)	(2,164)	(2,321)
50% of APS first loss	(2,763)	(3,545)	(4,225)
	(24,161)	(25,495)	(21,696)

Core Tier 1 capital	46,341	47,830	49,604

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,094	1,085	1,097
Innovative/hybrid Tier 1 securities	4,667	4,644	4,662
	10,074	10,042	10,072

Deductions
50% of material holdings	(340)	(303)	(310)
Tax on excess of expected losses over impairment provisions	915	767	758
	575	464	448

Total Tier 1 capital	56,990	58,336	60,124

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m

Qualifying Tier 2 capital
Undated subordinated debt	1,838	1,837	1,852
Dated subordinated debt - net of amortisation	14,527	14,999	16,745
Unrealised gains on AFS equity shares	108	88	25
Collectively assessed impairment provisions	635	728	778
Non-controlling Tier 2 capital	11	11	11
	17,119	17,663	19,411

Tier 2 deductions
50% of securitisation positions	(2,019)	(2,164)	(2,321)
50% excess of expected losses over impairment provisions	(3,451)	(2,894)	(2,658)
50% of material holdings	(340)	(303)	(310)
50% of APS first loss	(2,763)	(3,545)	(4,225)
	(8,573)	(8,906)	(9,514)

Total Tier 2 capital	8,546	8,757	9,897

Supervisory deductions
Unconsolidated Investments
- RBS Insurance	(4,354)	(4,292)	(3,962)
- Other investments	(239)	(262)	(318)
Other deductions	(235)	(311)	(452)
	(4,828)	(4,865)	(4,732)

Total regulatory capital (1)	60,708	62,228	65,289

Movement in Core Tier 1 capital	2011 £m

At beginning of the year	49,604
Attributable loss net of movements in fair value of own debt	(3,449)
Foreign currency reserves	(363)
Decrease in non-controlling interests	(485)
Decrease in capital deductions including APS first loss	1,128
Other movements	(94)

At end of the year	46,341

Note:
(1)
Total capital includes certain instruments issued by RBS N.V. Group that are treated consistent with the local implementation of the Capital Requirements Directive (including the transitional provisions of that Directive). The FSA formally confirmed this treatment in 2012.

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs	APS relief	Net RWAs
31 December 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4	(9.4)	39.0
UK Corporate	69.4	-	-	6.7	76.1	(15.5)	60.6
Wealth	10.9	-	0.1	1.9	12.9	-	12.9
Global Transaction Services	12.4	-	-	4.9	17.3	-	17.3
Ulster Bank	33.6	0.6	0.3	1.8	36.3	(6.8)	29.5
US Retail & Commercial	53.4	1.0	-	4.4	58.8	-	58.8

Retail & Commercial	220.8	1.6	0.4	27.0	249.8	(31.7)	218.1
Global Banking & Markets	45.1	39.9	50.6	15.5	151.1	(8.5)	142.6
Other	9.9	0.2	-	0.7	10.8	-	10.8

Core	275.8	41.7	51.0	43.2	411.7	(40.2)	371.5
Non-Core	65.6	20.2	13.0	(5.5)	93.3	(28.9)	64.4

Group before RFS MI	341.4	61.9	64.0	37.7	505.0	(69.1)	435.9
RFS MI	2.9	-	-	0.2	3.1	-	3.1

Group	344.3	61.9	64.0	37.9	508.1	(69.1)	439.0

30 September 2011
UK Retail	41.4	-	-	7.3	48.7	(9.9)	38.8
UK Corporate	69.0	-	-	6.7	75.7	(16.9)	58.8
Wealth	11.0	-	0.1	1.9	13.0	-	13.0
Global Transaction Services	13.7	-	-	4.9	18.6	-	18.6
Ulster Bank	32.0	0.5	0.1	1.8	34.4	(6.7)	27.7
US Retail & Commercial	51.0	1.1	-	4.4	56.5	-	56.5
Retail & Commercial	218.1	1.6	0.2	27.0	246.9	(33.5)	213.4
Global Banking & Markets	46.1	35.1	37.6	15.5	134.3	(10.4)	123.9
Other	8.8	0.3	-	0.7	9.8	-	9.8
Core	273.0	37.0	37.8	43.2	391.0	(43.9)	347.1
Non-Core	71.0	35.2	17.2	(5.5)	117.9	(44.7)	73.2
Group before RFS MI	344.0	72.2	55.0	37.7	508.9	(88.6)	420.3
RFS MI	2.8	-	-	0.2	3.0	-	3.0
Group	346.8	72.2	55.0	37.9	511.9	(88.6)	423.3

31 December 2010

UK Retail	41.7	-	-	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	-	-	6.6	81.4	(22.9)	58.5
Wealth	10.4	-	0.1	2.0	12.5	-	12.5
Global Transaction Services	13.7	-	-	4.6	18.3	-	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	-	4.1	57.0	-	57.0
Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	-	18.0
Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8
Group before RFS MI	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6
RFS MI	2.9	-	-	-	2.9	-	2.9
Group	385.9	68.1	80.0	37.1	571.1	(105.6)	465.5

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments

Basel III and other regulatory impacts

Basel III
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector. In the EU they will be enacted through a revised Capital Requirements Directive referred to as CRD IV.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing on 1 January 2014;

•	The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Global Systemically Important Banks, will be phased in from 2013 to 2019.

The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk across various classes. This together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £50 billion to £65 billion.  These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews.

Other regulatory capital changes
The Group is in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by circa £20 billion by the end of 2013, of which circa £10 billion will apply in 2012.

The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-down and disposal of Non-Core assets and deleveraging in GBM as the business focuses on the most productive returns on capital.

Risk and balance sheet management (continued)

Balance sheet management: Regulatory capital developments (continued)

Basel III and other regulatory impacts (continued)
The major categories of new deductions and regulatory adjustments which are being phased in over a 5 year period from 1 January 2014 include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these changes is expected to be manageable as the aggregation of these drivers is projected to be lower by 2014 and declining during the phase-in period.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk

Liquidity risk

Introduction
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Liquidity risk is dynamic, being influenced by movements in markets and perceptions that are driven by firm specific or external factors. Managing liquidity risk effectively is a key component of the Group’s risk reduction strategy. The Group's 2011 performance demonstrates continued improvements in managing liquidity risk and reflects actions taken in light of an uncertain economic outlook, which resulted in improvements in key measures.

•	Deposit growth: Core Retail & Commercial deposits rose by 9%, and together with Non-Core deleveraging, took the Group loan to deposit ratio to 108%, compared with 118% at the end of 2010.

•	Wholesale funding: £21 billion of net term wholesale debt was issued in 2011 from secured and unsecured funding programmes, across a variety of maturities and currencies.

•	Short-term wholesale funding (STWF): The overall level of STWF fell by £27 billion to £102 billion, below the 2013 target of circa £125 billion.

•
Liquidity portfolio: The liquidity portfolio of £155 billion was maintained above the 2013 target level of £150 billion against a backdrop of heightened market uncertainty in the second half of the year and was higher than STWF. This represents a £53 billion cushion over STWF.

Funding issuance
The Group has access to a variety of funding sources across the globe, including short-term money markets, repurchase agreement markets and term debt investors through its secured and unsecured funding programmes. Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through GBM’s international client base. The Group’s wholesale funding franchise is well diversified by currency, geography, maturity and type.

The Group has been a regular issuer in the debt capital markets in both secured and unsecured arrangements. 2011 net new term debt issuance was £21 billion, with 49% secured and 51% unsecured, of which 71% were public transactions and 29% were private.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources
The table below shows the Group’s primary funding sources including deposits in disposal groups and excluding repurchase agreements.

	31 December 2011		30 September 2011		31 December 2010
	£m	%	£m	%	£m	%
Deposits by banks
- central banks	3,680	0.5	3,568	0.5	6,655	0.9
- derivative cash collateral	31,807	4.6	32,466	4.4	28,074	3.8
- other	33,627	4.8	42,624	5.8	31,588	4.3
	69,114	9.9	78,658	10.7	66,317	9.0
Debt securities in issue
- conduit asset backed commercial paper (ABCP)	11,164	1.6	11,783	1.6	17,320	2.3
- other commercial paper (CP)	5,310	0.8	8,680	1.2	8,915	1.2
- certificates of deposits (CDs)	16,367	2.4	25,036	3.4	37,855	5.1
- medium-term notes (MTNs)	105,709	15.2	127,719	17.4	131,026	17.6
- covered bonds	9,107	1.3	8,541	1.1	4,100	0.6
- securitisations	14,964	2.1	12,752	1.7	19,156	2.6
	162,621	23.4	194,511	26.4	218,372	29.4
Subordinated liabilities	26,319	3.8	26,275	3.6	27,053	3.6
Notes issued	188,940	27.2	220,786	30.0	245,425	33.0
Wholesale funding	258,054	37.1	299,444	40.7	311,742	42.0
Customer deposits
- cash collateral	9,242	1.4	10,278	1.4	10,433	1.4
- other	427,511	61.5	425,125	57.9	420,433	56.6
Total customer deposits	436,753	62.9	435,403	59.3	430,866	58.0
Total funding	694,807	100.0	734,847	100.0	742,608	100.0
Disposal group deposits included above
- banks	1		288		266
- customers	22,610		1,743		2,267
	22,611		2,031		2,533

	31 December 2011	31 September 2011	31 December 2010
Short-term wholesale funding	£bn	£bn	£bn

Deposits	32.9	41.8	34.7
Notes issued	69.5	99.8	95.0
STWF excluding derivative collateral	102.4	141.6	129.7
Derivative collateral	31.8	32.5	28.1
STWF including derivative collateral	134.2	174.1	157.8

Interbank funding excluding derivative collateral
- bank deposits	37.3	46.2	38.2
- bank loans	(24.3)	(33.0)	(31.3)
Net interbank funding	13.0	13.2	6.9

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Key points
•
Short-term wholesale funding excluding derivative collateral declined £27.3 billion in 2011, from £129.7 billion to £102.4 billion. This is £52.9 billion lower than the Group’s liquidity portfolio. Deleveraging in Non-Core and GBM has led to the reduced need for funding.

•	The Group’s customer deposits grew by approximately £7.1 billion in 2011.

The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securitisations	Total	Subordinated liabilities	Total notes issued
	£m	£m	£m	£m	£m	£m	£m	£m	%
31 December 2011
Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	36.8
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	17.7
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14.6
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	30.9
	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100.0
30 September 2011
Less than 1 year	11,783	32,914	54,622	-	43	99,362	400	99,762	45.2
1-3 years	-	795	28,456	2,800	26	32,077	2,045	34,122	15.5
3-5 years	-	2	18,049	3,037	33	21,121	8,265	29,386	13.3
More than 5 years	-	5	26,592	2,704	12,650	41,951	15,565	57,516	26.0
	11,783	33,716	127,719	8,541	12,752	194,511	26,275	220,786	100.0
31 December 2010
Less than 1 year	17,320	46,051	30,589	-	88	94,048	964	95,012	38.7
1-3 years	-	702	47,357	1,078	12	49,149	754	49,903	20.3
3-5 years	-	12	21,466	1,294	34	22,806	8,476	31,282	12.8
More than 5 years	-	5	31,614	1,728	19,022	52,369	16,859	69,228	28.2
	17,320	46,770	131,026	4,100	19,156	218,372	27,053	245,425	100.0

Key point
•
Debt securities in issue with a maturity of less than one year declined £25.1 billion from £94.0 billion at 31 December 2010 to £68.9 billion at 31 December 2011, largely due to the maturity of £20.1 billion of notes issued under the UK Government’s Credit Guarantee Scheme (CGS). The remaining notes issued under the CGS are due to mature in 2012, £15.6 billion in the first quarter of the year and £5.7 billion in the second quarter.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuances
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.

	Year ended		Quarter ended
	31 December 2011	31 December 2010	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m	£m	£m

Public
- unsecured	5,085	12,887	-	-	775
- secured	9,807	8,041	3,223	1,721	1,725
Private
- unsecured	12,414	17,450	911	3,255	4,623
- secured	500	-	500	-	-

Gross issuance	27,806	38,378	4,634	4,976	7,123
Buy backs	(6,892)	(6,298)	(1,270)	(2,386)	(1,702)

Net issuance	20,914	32,080	3,364	2,590	5,421

Key points
•
In line with the Group’s strategic plan, it has been an active issuer in recent years as it improved its liquidity and funding profile. Secured funding has increased as a proportion of total wholesale funding more recently as market dislocation and uncertainty over future regulatory developments have made unsecured markets less liquid.

•
As the Group delevers, with Non-Core and GBM third party assets decreasing and Retail & Commercial deposits increasing, net term debt issuance decreased from £32 billion in 2010 to £21 billion in 2011. The net requirement in 2012 is expected not to exceed £10 billion as further deleveraging should cover the differences.

•
The Group undertakes voluntary buy-backs of its privately issued debt in order to maintain client relationships and as part of its normal market making activities. These transactions are conducted at prevailing market rates.

The table below shows the original maturity of public long-term debt securities issued in the years ended 31 December 2011 and 2010.

	1-3 years	3-5 years	5-10 years	>10 years	Total
Year ended 31 December 2011	£m	£m	£m	£m	£m
MTNs	904	1,407	1,839	935	5,085
Covered bonds	-	1,721	3,280	-	5,001
Securitisations	-	-	-	4,806	4,806
	904	3,128	5,119	5,741	14,892
% of total	6	21	34	39	100

Year ended 31 December 2010
MTNs	1,445	2,150	6,559	2,733	12,887
Covered bonds	-	1,030	1,244	1,725	3,999
Securitisations	-	-	-	4,042	4,042
	1,445	3,180	7,803	8,500	20,928
% of total	7	15	37	41	100

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuance (continued)
The table below shows the currency breakdown of public and private long-term debt securities issued in the years ended 31 December 2011 and 2010.

	GBP	EUR	USD	AUD	Other	Total
Year ended 31 December 2011	£m	£m	£m	£m	£m	£m

Public
- MTNs	-	1,808	2,181	1,096	-	5,085
- covered bonds	-	5,001	-	-	-	5,001
- securitisations	478	1,478	2,850	-	-	4,806
Private	2,872	3,856	3,183	302	2,701	12,914
	3,350	12,143	8,214	1,398	2,701	27,806

% of total	12	44	29	5	10	100

Year ended 31 December 2010
Public
- MTNs	1,260	3,969	5,131	1,236	1,291	12,887
- covered bonds	-	3,999	-	-	-	3,999
- securitisations	663	1,629	1,750	-	-	4,042
Private	2,184	10,041	2,879	174	2,172	17,450
	4,107	19,638	9,760	1,410	3,463	38,378

% of total	11	51	25	4	9	100

Key points
•
In line with the Group’s plan to diversify its funding mix, issuances were spread across G10 currencies and maturity bands, including £5.7 billion of public issuance with an original maturity of greater than 10 years.

•	The Group has issued approximately £2.8 billion since the year end, including a £1 billion public covered bond issuance and a US$1.2 billion securitisation.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Secured funding
The Group has access to secured funding markets through own-asset securitisation and covered bond funding programmes to complement existing wholesale funding programmes and access to the repo markets. The Group monitors and manages encumbrance levels related to these secured funding programmes. This includes the potential encumbrance of Group assets that could be used in own asset securitisations and/or covered bonds that could be used as contingent liquidity.

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote SPEs funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds included within debt securities in issue.

The following table shows:
(i)	the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations and covered bonds; and
(ii)	any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group for contingent liquidity purposes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Secured funding (continued)

	31 December 2011				31 December 2010
		Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m
Mortgages
- UK (RMBS)	49,549	10,988	47,324	58,312	53,132	13,047	50,028	63,075
- UK (covered bonds)	15,441	9,107	-	9,107	8,046	4,100	-	4,100
- Irish	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253
UK credit cards	4,037	500	110	610	3,993	34	1,500	1,534
UK personal loans	5,168	-	4,706	4,706	5,795	-	5,383	5,383
Other	19,778	4	20,577	20,581	25,193	974	23,186	24,160
	106,633	24,071	81,387	105,458	111,193	23,256	91,249	114,505
Cash deposits (4)	11,998				13,068
	118,631				124,261

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Cash deposits, £11.2 billion from mortgage repayments and £0.8 billion from other loan repayments held in the SPEs, to repay debt securities issued by the own-asset securitisation vehicles.

Securities repurchase agreements
The Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet is set out below. All of these securities could be sold or repledged by the holder.

Assets pledged against liabilities	31 December 2011 £m	31 December 2010 £m
Debt securities	79,480	80,100
Equity shares	6,534	5,148

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity management
Liquidity risk management requires ongoing assessment and calibration of: how the various sources of the Group’s liquidity risk interact with each other; market dynamics; and regulatory developments to determine the overall size of the Group’s liquid asset buffer. In addition to the size determination, the composition of the buffer is also important. The composition is reviewed on a continuous basis in order to ensure that the Group holds an appropriate portfolio of high quality assets that can provide a cushion against market disruption and dislocation, even in the most extreme stress circumstances.

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	31 December 2011		30 September 2011 Period end	31 December 2010 Period end
	Average	Period end
	£m	£m	£m	£m

Cash and balances at central banks	74,711	69,932	76,833	53,661
Treasury bills	5,937	-	4,037	14,529
Central and local government bonds (1)
- AAA rated governments and US agencies	37,947	29,632	29,850	41,435
- AA- to AA+ rated governments (2)	3,074	14,102	18,077	3,744
- governments rated below AA	925	955	700	1,029
- local government	4,779	4,302	4,700	5,672

	46,725	48,991	53,327	51,880
Other assets (3)
- AAA rated	21,973	25,202	24,186	17,836
- below AAA rated and other high quality assets	12,102	11,205	11,444	16,693

	34,075	36,407	35,630	34,529

Total liquidity portfolio	161,448	155,330	169,827	154,599

Notes:
(1)	Includes FSA eligible government bonds of £36.7 billion at 31 December 2011 (30 September 2011 - £36.8 billion; 31 December 2010 - £34.7 billion).
(2)
Includes AAA rated US government guaranteed and US government sponsored agencies. The US government was downgraded from AAA to AA+ by S&P on 5 August 2011, although not by Moody’s or Fitch. These securities are reflected here.

(3)	Includes assets eligible for discounting at central banks.

Key point
•
In view of the continuing uncertain market conditions, the liquidity portfolio was maintained above the Group’s target level of £150 billion at £155.3 billion, with an average balance in 2011 of £161.4 billion. In anticipation of challenging market conditions, the composition was altered to become more liquid and conservative, as cash and balances at central banks rose to 45% of the total portfolio at 31 December 2011, from 35% at 31 December 2010.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity and funding metrics
The Group continues to improve and augment liquidity and funding risk management practices, in light of market experience and emerging regulatory and industry standards. The Group monitors a range of liquidity and funding indicators. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two key structural ratios are described below.

Loan to deposit ratio and funding gap
The table below shows quarterly trends in the Group’s loan to deposit ratio and customer funding gap, including disposal groups.

	Loan to deposit ratio		Customer funding gap
	Group	Core	Group
	%	%	£bn

31 December 2011	108	94	37
30 September 2011	112	95	52
30 June 2011	114	96	60
31 March 2011	116	96	67
31 December 2010	118	96	77

Note:
(1)	Loans are net of provisions.

Key points
•	The Group’s loan to deposit ratio improved 1,000 basis points to 108% during 2011, as loans declined and deposits grew.

•	The customer funding gap halved with Non-Core contributing £27 billion of the £37 billion reduction.

Net stable funding ratio
The table below shows the Group’s net stable funding ratio (NSFR), estimated by applying the Basel III guidance issued in December 2010. The Group is aiming to meet the minimum required NSFR of 100% over the longer term. This measure seeks to show the proportion of structural term assets which are funded by stable funding, including customer deposits, long-term wholesale funding and equity. One of the main components of the ratio entails categorising retail and SME deposits as either ‘more stable’ or ‘less stable’. The Group’s NSFR will also continue to be refined over time in line with regulatory developments. It may be calculated on a basis that is not consistent with that used by other financial institutions.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Net stable funding ratio (continued)

	31 December 2011		30 September 2011		31 December 2010
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%
Equity	76	76	79	79	77	77	100
Wholesale funding > 1 year	124	124	125	125	154	154	100
Wholesale funding < 1 year	134	-	174	-	157	-	-
Derivatives	524	-	562	-	424	-	-
Repurchase agreements	129	-	132	-	115	-	-
Deposits
- Retail and SME - more stable	227	204	170	153	172	155	90
- Retail and SME - less stable	31	25	25	20	51	41	80
- Other	179	89	239	120	206	103	50
Other (2)	83	-	102	-	98	-	-
Total liabilities and equity	1,507	518	1,608	497	1,454	530
Cash	79	-	78	-	57	-	-
Inter-bank lending	44	-	53	-	58	-	-
Debt securities > 1 year
- central and local governments AAA to AA-	77	4	84	4	89	4	5
- other eligible bonds	73	15	75	15	75	15	20
- other bonds	14	14	17	17	10	10	100
Debt securities < 1 year	45	-	54	-	43	-	-
Derivatives	530	-	572	-	427	-	-
Reverse repurchase agreements	101	-	102	-	95	-	-
Customer loans and advances > 1 year
- residential mortgages	145	94	144	94	145	94	65
- other	173	173	176	176	211	211	100
Customer loans and advances < 1 year
- retail loans	19	16	20	17	22	19	85
- other	137	69	146	73	125	63	50
Other (3)	70	70	87	87	97	97	100
Total assets	1,507	455	1,608	483	1,454	513
Undrawn commitments	240	12	245	12	267	13	5
Total assets and undrawn commitments	1,747	467	1,853	495	1,721	526
Net stable funding ratio		111%		100%		101%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax and other assets.

Key points
•	The NSFR increased by 10% in the year to 111%, with the funding cushion over term assets and undrawn commitments increasing from £4 billion to £51 billion.

•
Available stable funding decreased by £12 billion in the year as a result of a £30 billion reduction in long-term wholesale funding, including the move into short-term of approximately £20 billion of balances under the CGS. This was offset by a £19 billion increase in qualifying deposit balances, including classification of certain deposits as more stable, as some assumptions and methodologies were refined.

•
Term assets decreased in the year by £38 billion primarily reflecting Non-Core disposals and run-offs. The decrease in other assets is primarily due to the closures of certain equities businesses in Global Banking & Markets and other asset movements.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk
Interest rate risk in the banking book (IRRBB) value-at-risk (VaR) for the Group’s retail and commercial banking activities at a 99% confidence level was as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
31 December 2011	63	51	80	44
31 December 2010	58	96	96	30

A breakdown of the Group’s IRRBB VaR by currency is shown below.

Currency	31 December 2011 £m	31 December 2010 £m
Euro	26	33
Sterling	57	79
US dollar	61	121
Other	5	10

Key points
•	Interest rate exposure at 31 December 2011 was considerably lower than at 31 December 2010 but average exposure was 9% higher in 2011 than in 2010.

•	The reduction in US dollar VaR reflects, in part, changes in holding period assumptions following changes in Non-Core assets.

Risk and balance sheet management (continued)

Balance sheet management: Interest rate risk (continued)

Sensitivity of net interest income
The Group seeks to mitigate the effect of prospective interest rate movements, which could reduce future net interest income (NII) in the Group’s businesses, whilst balancing the cost of such activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of NII, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening and a gradual 300 basis point flattening of the yield curve at tenors greater than a year. This scenario differs from that applied in the previous year in both the severity of the rate shift and the tenors to which this is applied.

Potential favourable/(adverse) impact on NII	31 December 2011 £m	30 September 2011 £m	31 December 2010 £m
+ 100 basis points shift in yield curves	244	188	232
– 100 basis points shift in yield curves	(183)	(74)	(352)
Bear steepener	443	487
Bull flattener	(146)	(248)

Key points
•
The Group’s interest rate exposure remains slightly asset sensitive, driven in part by changes to underlying business assumptions as rates rise. The impact of the steepening and flattening scenarios is largely driven by the investment of net free reserves.

•
The reported sensitivity will vary over time due to a number of factors such as market conditions and strategic changes to the balance sheet mix and should not therefore be considered predictive of future performance.

Structural foreign currency exposures
The Group does not maintain material non-trading open currency positions, other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s structural foreign currency exposure was £24.2 billion and £17.9 billion before and after economic hedges respectively, broadly unchanged from the 2010 position.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Loans and advances to customers by sector
In the table below loans and advances exclude disposal groups and repurchase agreements. Totals for disposal groups are also presented.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core (1)	Total	Core	Non- Core (1)	Total	Core	Non- Core (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	8,359	1,383	9,742	8,097	1,507	9,604	6,781	1,671	8,452
Finance	46,452	3,229	49,681	48,094	4,884	52,978	46,910	7,651	54,561
Residential mortgages	138,509	5,102	143,611	143,941	5,319	149,260	140,359	6,142	146,501
Personal lending	31,067	1,556	32,623	32,152	2,810	34,962	33,581	3,891	37,472
Property	38,704	38,064	76,768	44,072	40,628	84,700	42,455	47,651	90,106
Construction	6,781	2,672	9,453	7,992	3,062	11,054	8,680	3,352	12,032
Manufacturing	23,201	4,931	28,132	24,816	5,233	30,049	25,797	6,520	32,317
Service industries and business activities
- retail, wholesale and repairs	21,314	2,339	23,653	22,207	2,427	24,634	21,974	3,191	25,165
- transport and storage	16,454	5,477	21,931	16,236	6,009	22,245	15,946	8,195	24,141
- health, education and Recreation	13,273	1,419	14,692	16,224	1,515	17,739	17,456	1,865	19,321
- hotels and restaurants	7,143	1,161	8,304	7,841	1,358	9,199	8,189	1,492	9,681
- utilities	6,543	1,849	8,392	8,212	1,725	9,937	7,098	2,110	9,208
- other	24,228	3,772	28,000	24,744	4,479	29,223	24,464	5,530	29,994
Agriculture, forestry and fishing	3,471	129	3,600	3,767	135	3,902	3,758	135	3,893
Finance leases and instalment credit	8,440	6,059	14,499	8,404	7,467	15,871	8,321	8,529	16,850
Interest accruals	675	116	791	661	152	813	831	278	1,109

Gross loans	394,614	79,258	473,872	417,460	88,710	506,170	412,600	108,203	520,803

Gross loans including disposal groups	414,063	80,005	494,068	417,510	90,389	507,899	412,851	113,001	525,852

Loan impairment provisions	(8,292)	(11,468)	(19,760)	(8,748)	(11,849)	(20,597)	(7,740)	(10,315)	(18,055)

Loan impairment provisions including disposal groups	(9,065)	(11,486)	(20,551)	(8,748)	(11,867)	(20,615)	(7,740)	(10,351)	(18,091)

Net loans	386,322	67,790	454,112	408,712	76,861	485,573	404,860	97,888	502,748

Net loans including disposal groups	404,998	68,519	473,517	408,762	78,522	487,284	405,111	102,650	507,761

Note:
(1)	Non-Core includes amounts relating to RFS MI of £0.4 billion at 31 December 2011 (30 September 2011 - £0.6 billion; 31 December 2010 - £0.6 billion)

Key points
•	Gross loans and advances including disposal groups decreased by £31.8 billion during 2011 and £13.8 billion in Q4 2011, predominantly in Non-Core.
•	Non-Core disposal strategy led to gross loans decreasing by £33 billion (Q4 2011 - £10.4 billion). Property accounted for 40% of this decrease.

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The table below analyses the Group’s risk elements in lending (REIL) without taking account of any security held which could reduce the eventual loss should it occur, nor of any provisions. REIL is split into UK and overseas, based on the location of the lending office.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Impaired loans (1)
- UK	8,291	7,284	15,575	9,222	7,471	16,693	8,575	7,835	16,410
- Overseas	7,015	16,157	23,172	6,695	16,274	22,969	4,936	14,355	19,291

	15,306	23,441	38,747	15,917	23,745	39,662	13,511	22,190	35,701

Accruing loans past due 90 days or more (2)
- UK	1,192	508	1,700	1,648	580	2,228	1,434	939	2,373
- Overseas	364	34	398	580	256	836	262	262	524

	1,556	542	2,098	2,228	836	3,064	1,696	1,201	2,897

Total REIL	16,862	23,983	40,845	18,145	24,581	42,726	15,207	23,391	38,598

REIL including disposal groups			42,394			42,752			38,651

REIL as a % of gross loans and advances (3)	4.4%	30.1%	8.6%	4.3%	27.4%	8.4%	3.7%	20.8%	7.3%
Provisions as a % of REIL	50%	48%	49%	49%	48%	49%	52%	44%	47%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment provision recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)	Includes disposal groups and excludes reverse repos.

Key points
•	REIL, including disposal groups, increased by £3.7 billion in the year.

•
Ulster Bank Group’s non-performing loans increased significantly by £3.5 billion (Core - £1.9 billion; Non-Core - £1.6 billion). This principally related to residential mortgages (£0.6 billion, 39% increase) and commercial real estate (£2.4 billion, 25% increase), reflecting the continued deteriorating conditions in property sectors in Ireland. The Non-Core REIL increase related to Ulster Bank was partially offset by run-off in other Non-Core donating divisions in the year.

•	UK Corporate REIL increased by £1.0 billion, principally due to extended work-out periods associated with corporate loan restructuring arrangements.

•	REIL declined marginally (£0.4 billion) during Q4 2011 principally reflecting Non-Core GBM write-offs.

•
Disposal groups REIL at 31 December 2011 of £1.5 billion comprised impaired loans of £1.3 billion; and accruing loans of £0.2 billion in relation to the UK branch based businesses, of which £1 billion was in UK Corporate and £0.5 billion in UK Retail.

For sector, geography and divisional analysis of loans, REIL and impairments, refer to Appendix 2.

Risk and balance sheet management (continued)

Risk management: Credit risk: Loans, REIL and impairments by division
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and related REIL, provisions, impairments, write-offs and coverage ratios by division.
	Gross loans banks	Gross loans customers	REIL	Provisions	REIL as a % of gross customer loans	Provisions as a % of REIL	YTD Impairment charge	YTD Amounts written-off
31 December 2011	£m	£m	£m	£m	%	%	£m	£m
UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	672	96,647	3,972	1,608	4.1	40	782	653
Wealth	2,422	16,913	211	81	1.2	38	25	11
Global Transaction Services	3,464	15,767	218	234	1.4	107	166	79
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,436	1,006	451	2.0	45	247	371

Retail & Commercial	9,473	318,192	15,017	7,467	4.7	50	3,392	2,061
Global Banking & Markets	30,072	75,493	1,845	947	2.4	51	11	76
RBS Insurance and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

30 September 2011
UK Retail	434	110,086	4,651	2,661	4.2	57	597	658
UK Corporate	70	109,977	4,904	1,961	4.5	40	549	498
Wealth	2,326	17,037	198	71	1.2	36	13	8
Global Transaction Services	3,707	19,545	240	201	1.2	84	119	66
Ulster Bank	2,791	35,546	5,556	2,567	15.6	46	1,057	63
US Retail & Commercial	186	49,477	955	469	1.9	49	193	267

Retail & Commercial	9,514	341,668	16,504	7,930	4.8	48	2,528	1,560
Global Banking & Markets	35,900	73,921	1,641	943	2.2	57	(49)	51
RBS Insurance and other	6,604	1,871	-	-	-	-	-	-

Core	52,018	417,460	18,145	8,873	4.3	49	2,479	1,611
Non-Core	709	88,710	24,581	11,850	27.7	48	3,108	1,409

Group	52,727	506,170	42,726	20,723	8.4	49	5,587	3,020

Total including disposal groups	52,822	507,899	42,752	20,741	8.4	49	5,587	3,020

31 December 2010
UK Retail	408	108,405	4,620	2,741	4.3	59	1,160	1,135
UK Corporate	72	111,672	3,967	1,732	3.6	44	761	349
Wealth	2,220	16,130	223	66	1.4	30	18	9
Global Transaction Services	3,047	14,437	146	147	1.0	101	8	49
Ulster Bank	2,928	36,858	3,619	1,633	9.8	45	1,161	48
US Retail & Commercial	145	48,516	913	505	1.9	55	483	547

Retail & Commercial	8,820	336,018	13,488	6,824	4.0	51	3,591	2,137
Global Banking & Markets	46,073	75,981	1,719	1,042	2.3	61	146	87
RBS Insurance and other	2,140	601	-	-	-	-	-	-

Core	57,033	412,600	15,207	7,866	3.7	52	3,737	2,224
Non-Core	1,003	108,203	23,391	10,316	21.6	44	5,407	3,818

Group	58,036	520,803	38,598	18,182	7.4	47	9,144	6,042

Total including disposal groups	58,687	525,852	38,651	18,218	7.3	47	9,144	6,042

Risk and balance sheet management (continued)

Risk management: Credit risk: Risk elements in lending
The tables below details the movement in REIL for the year ended 31 December 2011.

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Transfers to disposal groups	(1,287)	-	(1,287)	(238)	-	(238)	(1,525)	-	(1,525)
Intra-group transfers	300	(300)	-	149	(149)	-	449	(449)	-
Currency translation and other adjustments	(158)	(496)	(654)	(14)	-	(14)	(172)	(496)	(668)
Additions	8,379	8,698	17,077	2,585	1,059	3,644	10,964	9,757	20,721
Transfers	645	381	1,026	(362)	(352)	(714)	283	29	312
Disposals and restructurings	(407)	(1,470)	(1,877)	(9)	(97)	(106)	(416)	(1,567)	(1,983)
Repayments	(3,540)	(3,172)	(6,712)	(2,251)	(1,120)	(3,371)	(5,791)	(4,292)	(10,083)
Amounts written-off	(2,137)	(2,390)	(4,527)	-	-	-	(2,137)	(2,390)	(4,527)

At 31 December 2011	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845

	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	13,511	22,190	35,701	1,696	1,201	2,897	15,207	23,391	38,598
Intra-group transfers	300	(300)	-	81	(81)	-	381	(381)	-
Currency translation and other adjustments	-	(167)	(167)	(5)	(3)	(8)	(5)	(170)	(175)
Additions	6,261	6,910	13,171	2,143	827	2,970	8,404	7,737	16,141
Transfers	400	312	712	(217)	(235)	(452)	183	77	260
Disposals and restructurings	(373)	(1,206)	(1,579)	(9)	(97)	(106)	(382)	(1,303)	(1,685)
Repayments	(2,571)	(2,585)	(5,156)	(1,461)	(776)	(2,237)	(4,032)	(3,361)	(7,393)
Amounts written-off	(1,611)	(1,409)	(3,020)	-	-	-	(1,611)	(1,409)	(3,020)

At 30 September 2011	15,917	23,745	39,662	2,228	836	3,064	18,145	24,581	42,726
Transfers to disposal groups	(1,287)	-	(1,287)	(238)	-	(238)	(1,525)	-	(1,525)
Intra-group transfers	-	-	-	68	(68)	-	68	(68)	-
Currency translation and other adjustments	(158)	(329)	(487)	(9)	3	(6)	(167)	(326)	(493)
Additions	2,118	1,788	3,906	442	232	674	2,560	2,020	4,580
Transfers	245	69	314	(145)	(117)	(262)	100	(48)	52
Disposals and restructurings	(34)	(264)	(298)				(34)	(264)	(298)
Repayments	(969)	(587)	(1,556)	(790)	(344)	(1,134)	(1,759)	(931)	(2,690)
Amounts written-off	(526)	(981)	(1,507)	-	-	-	(526)	(981)	(1,507)

At 31 December 2011	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845

Note:
(1)	Accruing loans past due 90 days or more.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions

Movement in loan impairment provisions
The following tables show the movement in impairment provisions for loans and advances to banks and customers.
	Year ended
	31 December 2011				31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	7,866	10,316	-	18,182	6,921	8,252	2,110	17,283
Transfers to disposal groups	(773)	-	-	(773)	-	(72)	-	(72)
Intra-group transfers	177	(177)	-	-	(568)	568	-	-
Currency translation and other adjustments	(76)	(207)	-	(283)	(16)	59	-	43
Disposals	-	-	8	8	-	(20)	(2,152)	(2,172)
Amounts written-off	(2,137)	(2,390)	-	(4,527)	(2,224)	(3,818)	-	(6,042)
Recoveries of amounts previously written-off	167	360	-	527	213	198	-	411
Charge to income statement
- continued	3,403	3,838	-	7,241	3,737	5,407	-	9,144
- discontinued	-	-	(8)	(8)	-	-	42	42
Unwind of discount	(213)	(271)	-	(484)	(197)	(258)	-	(455)

At end of period	8,414	11,469	-	19,883	7,866	10,316	-	18,182

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,873	11,850	-	20,723	8,752	12,007	20,759	7,791	9,879	-	17,670
Transfers to disposal groups	(773)	-	-	(773)	-	-	-	-	(5)	-	(5)
Intra-group transfers	-	-	-	-	-	-	-	(217)	217	-	-
Currency translation and other adjustments	(75)	(162)	-	(237)	(90)	(285)	(375)	147	(235)	-	(88)
Disposals	-	-	(3)	(3)	-	-	-	-	(3)	(3)	(6)
Amounts written-off	(526)	(981)	-	(1,507)	(593)	(497)	(1,090)	(745)	(771)	-	(1,516)
Recoveries of amounts previously written-off	48	99	-	147	39	55	94	29	67	-	96
Charge to income statement
- continued	924	730	-	1,654	817	635	1,452	912	1,243	-	2,155
- discontinued	-	-	3	3	-	-	-	-	-	3	3
Unwind of discount	(57)	(67)	-	(124)	(52)	(65)	(117)	(51)	(76)	-	(127)

At end of period	8,414	11,469	-	19,883	8,873	11,850	20,723	7,866	10,316	-	18,182

Key points
•	Impairment provisions excluding £0.8 billion relating to disposal groups increased by £1.7 billion during 2011.

•
Ulster Bank Group’s provisions increased by £3.1 billion during the year (Core - £1.1 billion; Non-Core - £2.0 billion), with REIL coverage increasing to 53% (Core - 50%; Non-Core - 54%) from 44% at the end of 2010, predominantly reflecting the deterioration in value of the commercial real estate development portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment provisions (continued)

Movement in loan impairment provisions (continued)
The following table analyses impairment provisions in respect of loans and advances to banks and customers.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	1,339	647	1,986	1,516	751	2,267	1,653	997	2,650
Collectively assessed	4,279	861	5,140	4,675	1,114	5,789	4,139	1,157	5,296
Individually assessed	2,674	9,960	12,634	2,557	9,984	12,541	1,948	8,161	10,109

Customer loans	8,292	11,468	19,760	8,748	11,849	20,597	7,740	10,315	18,055
Bank loans	122	1	123	125	1	126	126	1	127

Total provisions	8,414	11,469	19,883	8,873	11,850	20,723	7,866	10,316	18,182

% of loans (1)	2.2%	14.4%	4.2%	2.1%	13.2%	4.1%	1.9%	9.1%	3.4%

Note:
(1)	Customer provisions as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repos.

Impairment charge
The following table analyses the impairment charge for loans and securities.

	Year ended
	31 December 2011				31 December 2010
	Core	Non-Core	RFS MI	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m

Latent loss	(252)	(293)	-	(545)	(5)	(116)	(121)
Collectively assessed	2,075	516	-	2,591	2,258	812	3,070
Individually assessed	1,580	3,615	-	5,195	1,489	4,719	6,208

Customer loans	3,403	3,838	-	7,241	3,742	5,415	9,157
Bank loans	-	-	-	-	(5)	(8)	(13)
Securities - sovereign debt impairment and related interest rate hedge adjustments	1,268	-	-	1,268	-	-	-
Securities - other	117	81	2	200	44	68	112

Charge to income statement	4,788	3,919	2	8,709	3,781	5,475	9,256

Charge relating to customer loans as a % of gross customer loans (1)	0.8%	4.8%	-	1.5%	0.9%	4.9%	1.7%

Risk and balance sheet management (continued)

Risk management: Credit risk: Impairment charge (continued)

	Quarter ended
	31 December 2011				30 September 2011			31 December 2010
	Core	Non- Core	RFS MI	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Latent loss	(87)	(103)	-	(190)	(33)	(27)	(60)	(68)	(48)	(116)
Collectively assessed	478	113	-	591	548	141	689	559	170	729
Individually assessed	533	720	-	1,253	302	521	823	426	1,129	1,555

Customer loans	924	730	-	1,654	817	635	1,452	917	1,251	2,168
Bank loans	-	-	-	-	-	-	-	(5)	(8)	(13)
Securities - sovereign debt impairment and related interest rate hedge adjustments	224	-	-	224	202	-	202	-	-	-
Securities - other	17	21	2	40	37	47	84	19	(33)	(14)

Charge to income statement	1,165	751	2	1,918	1,056	682	1,738	931	1,210	2,141

Charge relating to customer loans as a % of gross customer loans (1)	0.9%	3.7%	-	1.3%	0.8%	2.8%	1.1%	0.9%	4.4%	1.6%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse purchase agreements.

Key points
•
The impairment charge, excluding securities, decreased by £1.9 billion or 21% compared with 2010, driven largely by a £1.6 billion reduction in Non-Core, despite continuing challenges in Ulster Bank and corporate real estate portfolios.

•	The Group’s customer loan impairment charge as a percentage of loans and advances was 1.5% compared with 1.7% for 2010.

•	The securities impairment in 2011 primarily reflects an impairment charge of £1.3 billion in respect of the Group’s holdings of Greek sovereign bonds and related interest rate hedges.

Risk and balance sheet management (continued)

Risk management: Restructuring and forbearance

Wholesale loan restructuring
The total amount of wholesale restructurings that achieved legal completion in 2011 was £8.6 billion. In addition, a further £14.7 billion was in the process of being completed at 31 December 2011. Restructured loans, related internal asset quality bands, sector breakdown and types of restructuring are set out below.

31 December 2011	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) Provision coverage %

Wholesale restructurings by sector
Property	1,980	2,600	18
Transport	686	694	11
Non-bank financial institutions	228	420	65
Retail and leisure	503	148	24
Other	1,078	251	28

Total	4,475	4,113	22

Notes:
(1)	Probability of default less than 100%.
(2)	Probability of default is 100%.

The incidence of the main types of restructuring is analysed below.

31 December 2011	Loans by value %

Wholesale restructurings by type of arrangement
Variation in margin	12
Payment holidays and loan rescheduling	87
Forgiveness of all or part of the outstanding debt	31
Other	8

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Risk and balance sheet management (continued)

Risk management: Credit risk: Restructuring and forbearance (continued)

Retail forbearance
Retail mortgage accounts in forbearance arrangements at 31 December 2011 totalled £6.6 billion. The mortgage arrears information for retail accounts in forbearance and related provision arrangements are shown in the table below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Accounts forborne
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	%

Arrears status and provisions
UK Retail (1,2)	3,677	16	351	13	407	59	4,435	88	4.7
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
Citizens	-	-	91	10	89	10	180	20	0.8
Wealth	121	-	-	-	2	-	123	-	1.3

Total	4,691	94	958	68	919	193	6,568	355	4.4

Notes:
(1)	Includes all forbearance arrangements regardless of whether or not the customer is experiencing financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since January 2008 for UK Retail and since July 2008 for Ulster Bank.
(3)	Refer to page 178 for details of the proportion of UK Retail and Citizens mortgage loans that have missed three or more payments, compared to the forbearance population above.

	UK Retail (1)	Ulster Bank	Citizens	Wealth	Total (2)
31 December 2011	£m	£m	£m	£m	£m

Forbearance arrangements
Interest only conversions	1,269	795	-	3	2,067
Term extensions - capital repayment and interest only	1,805	58	-	97	1,960
Payment concessions/holidays	198	876	180	-	1,254
Capitalisation of arrears	864	101	-	-	965
Other	517	-	-	23	540

Total	4,653	1,830	180	123	6,786

Notes:
(1)	For unsecured portfolios in UK Retail, 1.1% of the total unsecured population was subject to forbearance at 31 December 2011.
(2)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total forbearance.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities
The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US central and local government which includes US federal agencies, and financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 data are presented on the revised basis.

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total	Of which ABS
	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2011
Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

30 September 2011

Held-for-trading	8,434	20,120	47,621	4,216	27,511	4,666	112,568	24,123
Designated as at fair value	1	-	140	4	7	10	162	1
Available-for-sale	13,328	20,032	28,976	17,268	28,463	2,334	110,401	41,091
Loans and receivables	10	-	-	274	5,764	478	6,526	5,447

Long positions	21,773	40,152	76,737	21,762	61,745	7,488	229,657	70,662

Of which US agencies	-	5,311	-	-	27,931	-	33,242	30,272

Short positions (HFT)	(2,896)	(12,763)	(21,484)	(2,043)	(4,437)	(1,680)	(45,303)	(895)

Available-for-sale
Gross unrealised gains	1,090	1,240	1,331	310	1,117	81	5,169	1,242
Gross unrealised losses	-	-	(124)	(1,039)	(2,371)	(24)	(3,558)	(3,114)

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

	Central and local government
	UK	US	Other	Banks	Other financial institutions	Corporate	Total	Of which ABS
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading	5,097	15,648	42,828	5,486	23,711	6,099	98,869	21,988
Designated as at fair value	1	117	262	4	8	10	402	119
Available-for-sale	8,377	22,244	32,865	16,982	29,148	1,514	111,130	42,515
Loans and receivables	11	-	-	1	6,686	381	7,079	6,203

Long positions	13,486	38,009	75,955	22,473	59,553	8,004	217,480	70,825

Of which US agencies	-	6,811	-	-	21,686	-	28,497	25,375

Short positions (HFT)	(4,200)	(10,943)	(18,913)	(1,844)	(3,356)	(1,761)	(41,017)	(1,335)

Available-for-sale
Gross unrealised gains	349	525	700	143	827	51	2,595	1,057
Gross unrealised losses	(10)	(2)	(618)	(786)	(2,626)	(55)	(4,097)	(3,396)

Key points
•
Held-for-trading debt securities decreased by £3.8 billion during the year due to a reduction in trading volumes. A managed reduction in sovereign exposures in the eurozone and other countries, in response to the current economic environment, was offset by an increase in UK and US government bonds.

•
The Group’s available-for-sale portfolio decreased by £3.8 billion. An increase in UK government bonds of £5.1 billion, principally in Group Treasury partially offset reductions in holdings of securities issued by other central and local governments and banks.

The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	31 December 2011				31 December 2010
	US	UK	Other (1)	Total	US	UK	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local Government	20,848	13,436	25,552	59,836	22,244	8,377	32,865	63,486
Banks	376	1,391	11,408	13,175	704	4,297	11,981	16,982
Other financial institutions	17,453	3,100	11,199	31,752	15,973	1,662	11,513	29,148
Corporate	131	1,105	1,299	2,535	65	438	1,011	1,514

Total	38,808	19,032	49,458	107,298	38,986	14,774	57,370	111,130

Of which ABS	20,256	3,659	16,820	40,735	20,872	4,002	17,641	42,515

AFS reserves (gross)	486	845	(1,815)	(484)	(304)	158	(2,559)	(2,705)

Note:
(1)	Includes eurozone countries that are detailed on pages 191 to 208.

Risk and balance sheet management (continued)

Risk management: Credit risk: Debt securities (continued)

The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of S&P, Moody’s and Fitch.

	Central and local government
31 December 2011	UK £m	US £m	Other £m	Banks £m	Other financial institutions £m	Corporate £m	Total £m	% of total	Of which ABS £m
AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

30 September 2011

AAA	21,773	27	43,712	9,363	14,120	553	89,548	39	18,771
AA to AA+	-	40,094	4,247	4,279	31,785	661	81,066	35	35,954
A to AA-	-	9	25,043	5,087	4,783	1,894	36,816	16	5,670
BBB- to A-	-	-	2,460	2,032	3,873	2,104	10,469	5	4,431
Non-investment grade	-	-	1,242	709	5,242	1,778	8,971	4	4,619
Unrated	-	22	33	292	1,942	498	2,787	1	1,217

	21,773	40,152	76,737	21,762	61,745	7,488	229,657	100	70,662

31 December 2010

AAA	13,486	38,009	44,123	10,704	39,388	878	146,588	67	51,235
AA to AA+	-	-	18,025	3,511	6,023	616	28,175	13	6,335
A to AA-	-	-	9,138	4,926	2,656	1,155	17,875	8	3,244
BBB- to A-	-	-	2,845	1,324	3,412	2,005	9,586	5	3,385
Non-investment grade	-	-	1,770	1,528	5,522	2,425	11,245	5	4,923
Unrated	-	-	54	480	2,552	925	4,011	2	1,703

	13,486	38,009	75,955	22,473	59,553	8,004	217,480	100	70,825

Key points
•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	The proportion of debt securities rated A to AA- increased to 18%, principally reflecting the Japanese government downgrade in 2011.

•	Non-investment grade and unrated debt securities now account for 5% of the debt securities portfolio, down from 7% at the start of the year.

Risk and balance sheet management (continued)

Risk management: Credit risk: Asset-backed securities

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	4,169	3,599	1,488	105	2,595	647	135	2,171	625	1,622	17,156
AA to AA+	29,252	669	106	60	379	710	35	1,533	321	550	33,615
A to AA-	131	506	110	104	2,567	1,230	161	697	100	725	6,331
BBB- to A-	-	39	288	93	1,979	333	86	341	-	1,321	4,480
Non-investment grade	21	784	658	396	-	415	1,370	176	-	672	4,492
Unrated	-	148	29	146	-	56	170	423	-	263	1,235

	33,573	5,745	2,679	904	7,520	3,391	1,957	5,341	1,046	5,153	67,309

Of which in Non-Core	-	837	477	308	-	830	1,656	4,227	-	1,861	10,196

30 September 2011

AAA	4,391	4,152	1,509	144	3,462	893	194	2,198	651	1,177	18,771
AA to AA+	31,037	117	111	97	1,162	839	125	1,496	407	563	35,954
A to AA-	137	603	124	175	1,680	1,326	166	569	367	523	5,670
BBB- to A-	-	147	295	59	1,553	383	92	601	-	1,301	4,431
Non-investment grade	-	768	676	486	-	327	1,516	170	-	676	4,619
Unrated	-	146	47	213	-	67	134	331	-	279	1,217

	35,565	5,933	2,762	1,174	7,857	3,835	2,227	5,365	1,425	4,519	70,662

Of which in Non-Core	-	269	463	276	-	1,158	1,953	4,698	-	1,976	10,793

For the notes to this table refer to page 166.

Risk and balance sheet management (continued)

Risk management: Credit risk: Asset-backed securities (continued)

	RMBS (1)
	Government sponsored or similar (2)	Prime	Non- conforming	Sub-prime	MBS covered bond	CMBS (3)	CDOs (4)	CLOs (5)	ABS covered bonds	ABS other	Total
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

AAA	28,835	4,355	1,754	317	7,107	2,789	444	2,490	989	2,155	51,235
AA to AA+	1,529	147	144	116	357	392	567	1,786	681	616	6,335
A to AA-	-	67	60	212	408	973	296	343	190	695	3,244
BBB- to A-	-	82	316	39	-	500	203	527	-	1,718	3,385
Non-investment grade	-	900	809	458	-	296	1,863	332	-	265	4,923
Unrated	-	196	52	76	-	-	85	596	-	698	1,703

	30,364	5,747	3,135	1,218	7,872	4,950	3,458	6,074	1,860	6,141	70,825

Of which in Non-Core	-	81	336	379	-	1,278	3,159	5,094	-	2,386	12,713
Notes:
(1)	Residential mortgage-backed securities.
(2)	Includes US agency and Dutch government guaranteed securities.
(3)	Commercial mortgage-backed securities.
(4)	Collateralised debt obligations.
(5)	Collateralised loan obligations.

For analyses of ABS by geography and measurement classification, refer to Appendix 2.

Key points
•
Carrying value of total ABS decreased by £3.5 billion during 2011. US government sponsored RMBS of £3.6 billion, reflecting a move towards G10 government generally, partially off-set by decrease in European exposure. There were reductions across all other portfolios.

•	The decrease in AAA rated debt securities mainly relates to the downgrading of US government and agencies to AA+ by S&P during the year.

•	CDOs and CLOs decreased by £2.2 billion principally reflecting asset reductions in Non-Core.

•	The decrease in CMBS of £1.6 billion, primarily reflecting restructuring of monoline exposures.

•	The average mark on total ABS was 83%, broadly the same as 2010 and 2009.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives
The Group’s derivative assets by internal grading scale and residual maturity are analysed below. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

		31 December 2011
Asset quality	Probability of default range	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	30 September 2011 Total £m	31 December 2010 Total £m
AQ1	0% - 0.034%	24,580	10,957	17,178	126,107	302,800	481,622	517,097	408,489
AQ2	0.034% - 0.048%	326	236	431	2,046	5,138	8,177	7,265	2,659
AQ3	0.048% - 0.095%	975	390	459	2,811	6,184	10,819	14,523	3,317
AQ4	0.095% - 0.381%	1,465	782	713	4,093	7,368	14,421	10,405	3,391
AQ5	0.381% - 1.076%	890	93	219	1,787	3,527	6,516	13,709	4,860
AQ6	1.076% - 2.153%	121	30	81	803	1,186	2,221	2,471	1,070
AQ7	2.153% - 6.089%	101	29	56	1,674	533	2,393	3,368	857
AQ8	6.089% - 17.222%	16	21	11	143	1,061	1,252	1,174	403
AQ9	17.222% - 100%	5	8	7	254	876	1,150	1,140	450
AQ10	100%	13	20	35	658	321	1,047	1,192	1,581

		28,492	12,566	19,190	140,376	328,994	529,618	572,344	427,077
Counterparty mtm netting							(441,626)	(473,256)	(330,397)
Cash collateral held against derivative exposures							(37,222)	(38,202)	(31,096)

Net exposure							50,770	60,886	65,584

At 31 December 2011, the Group also held collateral in the form of securities of £5.3 billion (30 September 2011 - £5.5 billion; 31 December 2010 - £2.9 billion) against derivative positions.

The table below analyses the fair value of the Group’s derivatives by type of contract.

	31 December 2011			30 September 2011			31 December 2010
	Notional	Assets	Liabilities	Notional	Assets	Liabilities	Notional	Assets	Liabilities
Contract type	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m

Interest rate	38,722	422,156	406,709	42,732	424,130	407,814	39,760	311,731	299,209
Exchange rate	4,479	74,492	80,980	5,329	107,024	112,184	4,854	83,253	89,375
Credit derivatives	1,054	26,836	26,743	1,343	33,884	31,574	1,357	26,872	25,344
Equity and commodity	123	6,134	9,551	120	7,306	10,218	179	5,221	10,039

		529,618	523,983		572,344	561,790		427,077	423,967

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)

Key points

31 December 2011 compared with 31 December 2010
•	Net exposure declined by 23%, despite an increase in derivative carrying values, primarily due to the increased use of netting arrangements.

•
Interest rate contracts increased due to continued reductions in interest rate yields and the depreciation of sterling against the US dollar. This was partially offset by the appreciation of sterling against the euro.

•
Exchange rate contracts decreased due to a reduction in trade volumes and the appreciation of sterling against the euro. This was partially offset by the depreciation of sterling against the US dollar.

•	Credit derivatives remained flat as the increase from the widening of credit spreads and the depreciation of sterling against the US dollar was offset by a reduction in trade volume.

31 December 2011 compared with 30 September 2011
•	Net exposure, after taking account of position and collateral netting arrangements, decreased by 17% due to lower derivative fair values, primarily driven by market movements.

•	Interest rate contract fair values remained flat reflecting the combined effect of exchange rate movements and movements in indices.

•
Exchange rate contracts decreased due to a reduction in trade volumes and exchange rate volatilities. The appreciation of sterling against the euro was partially offset by the depreciation of sterling against the US dollar.

•	Credit derivative fair values decreased due to a tightening of credit spreads, partially offset by the depreciation of sterling against the US dollar.

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives (continued)
The Group’s exposures to monolines and credit derivative product companies (CDPCs) by credit rating are summarised below: ratings are based on the lower of S&P and Moody’s. All of these exposures are held within Non-Core.

Exposures to monoline insurers

	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment (CVA)	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

31 December 2011
A to AA-	4,939	4,243	696	252	-	444
Non-investment grade	3,623	2,431	1,192	946	71	175

	8,562	6,674	1,888	1,198	71	619

Of which:
CMBS	946	674	272	247
CDOs	500	57	443	351
CLOs	4,616	4,166	450	177
Other ABS	1,998	1,455	543	334
Other	502	322	180	89

	8,562	6,674	1,888	1,198

30 September 2011
A to AA-	5,411	4,735	676	259	-	417
Non-investment grade	7,098	3,684	3,414	2,568	70	776

	12,509	8,419	4,090	2,827	70	1,193

Of which:
CMBS	3,954	1,879	2,075	1,599
CDOs	988	156	832	619
CLOs	4,806	4,348	458	183
Other ABS	2,275	1,758	517	309
Other	486	278	208	117

	12,509	8,419	4,090	2,827

31 December 2010
A to AA-	6,336	5,503	833	272	-	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948

	14,891	10,868	4,023	2,443	71	1,509

Of which:
CMBS	4,149	2,424	1,725	1,253
CDOs	1,133	256	877	593
CLOs	6,724	6,121	603	210
Other ABS	2,393	1,779	614	294
Other	492	288	204	93

	14,891	10,868	4,023	2,443

Risk and balance sheet management (continued)

Risk management: Credit risk: Derivatives: Exposures to monoline insurers (continued)

Key points

31 December 2011 compared with 31 December 2010
•	The exposure to monolines declined, primarily due to the restructuring of some exposures, partially offset by lower prices of underlying reference instruments.

•	The CVA decreased in line with the reduction in exposure partially offset by the impact of wider credit spreads.

31 December 2011 compared with 30 September 2011
•	The exposure to monolines declined, primarily due to the restructuring of some exposures. The CVA decreased in line with the reduction in exposure.

Exposure to CDPCs
	Notional: protected assets	Fair value: reference protected assets	Gross exposure	Credit valuation adjustment	Net exposure
	£m	£m	£m	£m	£m

31 December 2011
AAA	213	212	1	-	1
A to AA-	646	632	14	3	11
Non-investment grade	19,671	18,151	1,520	788	732
Unrated	3,974	3,613	361	243	118

	24,504	22,608	1,896	1,034	862

30 September 2011
AAA	211	209	2	-	2
A to AA-	640	614	26	15	11
Non-investment grade	19,294	17,507	1,787	902	885
Unrated	3,985	3,552	433	316	117

	24,130	21,882	2,248	1,233	1,015

31 December 2010
AAA	213	212	1	-	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127

	25,088	23,844	1,244	490	754

Key points

31 December 2011 compared with 31 December 2010
•	The exposure to CDPCs increased, primarily driven by wider credit spreads of the underlying reference loans and bonds.
•	The CVA increased in line with the increase in exposure.

31 December 2011 compared with 30 September 2011
•
The exposure to CDPCs decreased over the period, primarily driven by tighter credit spreads of the underlying reference loans and bonds, together with a decrease in the relative value of senior tranches, compared with the underlying reference portfolios.

•	The CVA decreased in line with the decrease in exposure.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate

The commercial real estate lending portfolio totalled £74.8 billion at 31 December 2011, a 14% year-on-year decrease (31 December 2010 - £87.4 billion). The commercial real estate sector comprises exposure to entities involved in the development of or investment in commercial and residential properties (including homebuilders). The analysis below excludes rate risk management and contingent obligations.

	31 December 2011			31 December 2010
	Investment	Development	Total	Investment	Development	Total
By division	£m	£m	£m	£m	£m	£m

Core
UK Corporate	25,101	5,023	30,124	24,879	5,819	30,698
Ulster Bank	3,882	881	4,763	4,284	1,090	5,374
US Retail & Commercial	4,235	70	4,305	4,322	93	4,415
Global Banking & Markets	1,013	360	1,373	1,131	644	1,775

	34,231	6,334	40,565	34,616	7,646	42,262

Non-Core
UK Corporate	3,957	2,020	5,977	7,591	3,263	10,854
Ulster Bank	3,860	8,490	12,350	3,854	8,760	12,614
US Retail & Commercial	901	28	929	1,325	70	1,395
Global Banking & Markets	14,689	336	15,025	19,906	379	20,285

	23,407	10,874	34,281	32,676	12,472	45,148

Total	57,638	17,208	74,846	67,292	20,118	87,410

	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
By geography	£m	£m	£m	£m	£m

31 December 2011
UK (excluding NI) (1)	28,653	6,359	1,198	6,511	42,721
Ireland (ROI & NI) (1)	5,146	1,132	2,591	6,317	15,186
Western Europe	7,649	1,048	9	52	8,758
US	5,552	1,279	59	46	6,936
RoW	785	35	141	284	1,245

	47,785	9,853	3,998	13,210	74,846

31 December 2010
UK (excluding NI) (1)	32,334	7,255	1,520	8,288	49,397
Ireland (ROI & NI) (1)	5,056	1,148	2,785	6,578	15,567
Western Europe	10,568	643	25	42	11,278
US	7,345	1,296	69	175	8,885
RoW	1,622	25	138	498	2,283

	56,925	10,367	4,537	15,581	87,410

Note:
(1)	ROI: Republic of Ireland; NI: Northern Ireland.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

	Investment		Development
	Core	Non-Core	Core	Non-Core	Total
By geography	£m	£m	£m	£m	£m

31 December 2011
UK (excluding NI)	25,904	9,108	5,118	2,591	42,721
Ireland (ROI & NI)	3,157	3,121	793	8,115	15,186
Western Europe	422	8,275	20	41	8,758
US	4,521	2,310	71	34	6,936
RoW	227	593	332	93	1,245

	34,231	23,407	6,334	10,874	74,846

31 December 2010
UK (excluding NI)	26,168	13,421	5,997	3,811	49,397
Ireland (ROI & NI)	3,159	3,044	963	8,401	15,567
Western Europe	409	10,802	25	42	11,278
US	4,636	4,005	173	71	8,885
RoW	244	1,404	488	147	2,283

	34,616	32,676	7,646	12,472	87,410
By sub-sector	UK (excl NI) £m	Ireland (ROI & NI) £m	Western Europe £m	US £m	RoW £m	Total £m

31 December 2011
Residential	12,871	7,449	1,096	1,325	319	23,060
Office	7,155	1,354	2,248	404	352	11,513
Retail	8,709	1,641	1,893	285	275	12,803
Industrial	4,317	507	520	24	105	5,473
Mixed/other	9,669	4,235	3,001	4,898	194	21,997

	42,721	15,186	8,758	6,936	1,245	74,846

31 December 2010

Residential	15,543	7,726	685	1,471	523	25,948
Office	8,539	1,178	2,878	663	891	14,149
Retail	10,607	1,668	1,888	1,025	479	15,667
Industrial	4,912	515	711	80	106	6,324
Mixed/other	9,796	4,480	5,116	5,646	284	25,322

	49,397	15,567	11,278	8,885	2,283	87,410

Note:
(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.3 billion at 31 December 2011 continues to perform in line with expectations and requires minimal provision.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Key points
•
In line with the Group’s strategy, exposure to commercial real estate was reduced during 2011, affecting mainly the UK and Western Europe given that these regions account for the majority of the portfolio. Overall this portfolio decreased circa 25% in the two years to 31 December 2011.

•
Most of the decrease is in Non-Core due to run-off and asset sales. The Non-Core portfolio totalled £34.3 billion (46% of the portfolio) at 31 December 2011 (31 December 2010 - £45.1 billion, or 52% of the portfolio) and includes exposures in Ulster Bank as discussed on page 185.

•
With the exception of exposure in Spain and in Ireland, the Group has minimal commercial real estate exposure to other eurozone periphery countries. Exposure in Spain is predominantly in the Non-Core portfolio and totals £2.3 billion, of which 36% is in AQ1-AQ9. The remainder of the Spanish portfolio has already been subject to material write-off and provision levels have been assessed based on re-appraised values. There are significant differences in values based on geographic location and asset type.

•	The UK portfolio is focused on London and the South East (44%), with the remainder well spread across the UK regions.

•
Short-term lending to property developers without sufficient pre-let revenue at origination to support investment financing after practical completion is classified as speculative. Speculative lending at origination represents approximately 1% of the portfolio. The Group’s appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval.

•
The commercial real estate market is expected to remain challenging in key markets and new business will be accommodated from run-off of existing Core exposure. As liquidity in the market remains tight, the Group is focusing on re-financings and supporting its existing client base.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Maturity profile of portfolio	UK Corporate £m	Ulster Bank £m	US Retail & Commercial £m	Global Banking & Markets £m	Total £m
31 December 2011
Core
< 1 year (1)	8,268	3,030	1,056	142	12,496
1-2 years	5,187	391	638	278	6,494
2-3 years	3,587	117	765	363	4,832
> 3 years	10,871	1,225	1,846	590	14,532
Not classified (2)	2,211	-	-	-	2,211

Total	30,124	4,763	4,305	1,373	40,565

Non-Core
< 1 year (1)	3,224	11,089	293	7,093	21,699
1-2 years	508	692	163	3,064	4,427
2-3 years	312	177	152	1,738	2,379
> 3 years	1,636	392	321	3,126	5,475
Not classified (2)	297	-	-	4	301

Total	5,977	12,350	929	15,025	34,281

31 December 2010
Core
< 1 year (1)	7,563	2,719	1,303	890	12,475
1-2 years	5,154	829	766	247	6,996
2-3 years	4,698	541	751	221	6,211
> 3 years	10,361	1,285	1,595	417	13,658
Not classified (2)	2,922	-	-	-	2,922

Total	30,698	5,374	4,415	1,775	42,262

Non-Core
< 1 year (1)	4,829	10,809	501	3,887	20,026
1-2 years	1,727	983	109	6,178	8,997
2-3 years	831	128	218	3,967	5,144
> 3 years	2,904	694	567	6,253	10,418
Not classified (2)	563	-	-	-	563

Total	10,854	12,614	1,395	20,285	45,148

Notes:
(1)	Includes on demand and past due assets.
(2)	Predominantly comprises multi-option facilities for which there is no single maturity date.

Key point
•
The majority of Ulster Bank’s commercial real estate portfolio is categorised as < 1 year including on demand assets, owing to the high level of non-performing assets in the portfolio. Ulster Bank places most restructured facilities on demand rather than extending the maturity date.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Breakdown of portfolio by AQ band

31 December 2011	AQ1-AQ2 £m	AQ3-AQ4 £m	AQ5-AQ6 £m	AQ7-AQ8 £m	AQ9 £m	AQ10 £m	Total £m

Core	1,094	6,714	19,054	6,254	3,111	4,338	40,565
Non-Core	680	1,287	5,951	3,893	2,385	20,085	34,281

Total	1,774	8,001	25,005	10,147	5,496	24,423	74,846

31 December 2010

Core	1,055	7,087	20,588	7,829	2,171	3,532	42,262
Non-Core	1,003	2,694	11,249	7,608	4,105	18,489	45,148

Total	2,058	9,781	31,837	15,437	6,276	22,021	87,410

Key points
•
Approximately 13% of the commercial real estate exposure is within the AQ1-AQ4 bands. This includes unsecured lending to property companies and real estate investment trusts. The high proportion of the exposure in the AQ10 band is driven by Ulster Bank (Core and Non-Core) and GBM (Non-Core).

•
Of the total portfolio of £74.8 billion at 31 December 2011, £34.7 billion (2010 - £45.1 billion) is managed within the Group’s standard credit processes and £5.9 billion (2010 - £9.2 billion) is receiving varying degrees of heightened credit management under the Group Watchlist process (this includes all Watchlist Amber cases and Watchlist Red cases managed outside the Global Restructuring Group (GRG)). A further £34.3 billion (2010 - £33.1 billion) is managed within the GRG and includes both Watchlist and non-performing exposures. The increase in the portfolio managed by the GRG is driven by Ulster Bank (Core and Non-Core).

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Breakdown of portfolio by AQ band (continued)
The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market based data. In the absence of external valuations, the Group deploys a range of alternative approaches including internal expert judgement and indexation.

	Ulster Bank		Rest of the Group		Group
LTVs at 31 December 2011	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m	AQ1-AQ9 £m	AQ10 £m

<= 50%	81	28	7,091	332	7,172	360
> 50% and <= 70%	642	121	14,105	984	14,747	1,105
> 70% and <= 90%	788	293	10,042	1,191	10,830	1,484
> 90% and <= 100%	541	483	2,616	1,679	3,157	2,162
> 100% and <= 110%	261	322	1,524	1,928	1,785	2,250
> 110% and <= 130%	893	1,143	698	1,039	1,591	2,182
> 130%	1,468	10,004	672	2,994	2,140	12,998

Total with LTVs	4,674	12,394	36,748	10,147	41,422	22,541
Other (1)	7	38	8,994	1,844	9,001	1,882

Total	4,681	12,432	45,742	11,991	50,423	24,423

Total portfolio average LTV (2)	140%	259%	69%	129%	77%	201%

Notes:
(1)
Other performing loans of £9.0 billion include unsecured lending to commercial real estate clients, such as major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion are subject to the Group’s standard provisioning policies.

(2)	Weighted average by exposure.

Key points
•
Nearly 85% of the commercial real estate portfolio with LTV > 100% is within Ulster Bank (Core and Non-Core) and GBM (Non-Core). A majority of these portfolios are managed within the GRG and are subject to monthly reviews. Significant levels of provisions have been taken against these portfolios; provisions as a percentage of risk elements in lending for the Ulster Bank commercial real estate portfolio were 53% at 31 December 2011 (31 December 2010 - 44%). The reported LTV levels are based on gross loan values. The weighted average LTV for AQ10 excluding Ulster Bank is 129%.

•
The average interest coverage (ICR) ratios for UK Corporate (Core and Non-Core) and GBM (Non-Core) investment properties are 2.37x and 1.25x respectively. The US Retail & Commercial portfolio is managed on the basis of debt service coverage, which includes scheduled principal amortisation. The average debt service interest coverage for this portfolio on this basis was 1.24x at 31 December 2011. There are a number of different approaches used within the Group and across the industry to calculate ICR ratios for different portfolio types, and organisations may not therefore be comparable.

Risk and balance sheet management (continued)

Risk management: Credit risk: Commercial real estate (continued)

Retail assets
The Group’s retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.
	31 December 2011	31 December 2010
Personal credit loans and receivables	£m	£m

UK Retail
- mortgages	96,388	92,592
- cards, loans and overdrafts	16,004	18,072
Ulster Bank
- mortgages	20,020	21,162
- other personal	1,533	1,017
Citizens
- mortgages	23,829	24,575
- auto and cards	5,731	6,062
- other (1)	2,111	3,455
Other (2)	17,545	18,123

	183,161	185,058

Notes:
(1)	Mainly student loans and loans secured by recreational vehicles or marine vessels.
(2)	Personal exposures in other divisions.

Residential mortgages
The tables below detail the distribution of residential mortgages by indexed LTV. LTV averages are calculated by transaction volume and transaction value. Refer to the section on Ulster Bank Group on page 184 for analysis of Ulster Bank residential mortgages.

	UK Retail		Citizens
LTV distribution calculated on a volume basis	2011%	2010%	2011%	2010%

<= 70%	62.1	61.6	43.5	43.4
> 70% and <= 90%	27.1	26.2	26.9	27.6
> 90% and <= 110%	9.4	10.4	16.7	17.2
> 110% and <= 130%	1.4	1.7	6.9	6.0
> 130%	-	0.1	6.0	5.8

Total portfolio average LTV at 31 December	57.8	58.2	73.8	75.3

Average LTV on new originations during the year	58.4	64.2	63.8	64.8

LTV distribution calculated on a value basis	£m	£m	£m	£m

<= 70%	47,811	44,522	9,669	10,375
> 70% and <= 90%	34,410	32,299	7,011	7,196
> 90% and <= 110%	11,800	12,660	3,947	4,080
> 110% and <= 130%	1,713	1,924	1,580	1,488
> 130%	74	73	1,263	1,252

Total portfolio average LTV at 31 December	67.2%	68.1%	75.9%	75.4%

Average LTV on new originations during the year	63.0%	68.0%	65.8%	65.3%

Risk and balance sheet management (continued)

Risk management: Credit risk: Residential mortgages (continued)
The table below details residential mortgages which are three months or more in arrears (by volume).

	31 December 2011	31 December 2010
Residential mortgages which are three months or more in arrears (by volume)%		%

UK Retail (1)	1.6	1.7
Citizens	2.0	1.4

Note:
(1)
The ‘One Account’ current account mortgage is excluded (£5.4 billion - 5.6% of assets) at 31 December 2011, 0.9% of these accounts were 90 days continually in excess of the limit (31 December 2010 - 0.8%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information, the 3+ months arrears rate now excludes accounts in repossession and cases with shortfalls post property sale.

UK Retail
Key points
•
The UK Retail mortgage portfolio totalled £96.4 billion (98.6% in Core) at 31 December 2011, an increase of 4.1% from 2010, due to continued strong sales growth and lower redemption rates from before the financial crisis.

•
Of the total portfolio, 98.6% is designated as Core business, primarily comprising mortgages branded the Royal Bank of Scotland, NatWest, the One Account and First Active. Non-Core comprises Direct Line Mortgages.

•
The assets are prime mortgages and include 7.2% (£6.9 billion) of exposure to residential buy-to-let. There is a small legacy self-certification book (0.3% of total assets). Self-certified mortgages were withdrawn from sale in 2004.

•
Gross new mortgage lending in 2011 remained strong at £14.7 billion. The average LTV for new business during 2011 declined in comparison to 2010 and the maximum LTV available to new customers remained at 90%. Based on the Halifax House Price index at September 2011, the book average indexed LTV improved marginally when compared to December 2010, with the proportion of balances with an LTV over 100% also lower. Refer to the table on page 177, which details LTV information on a volume and value basis.

•	The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls post property sale) has remained broadly stable since late 2009 at 1.6%.

•	The number of properties repossessed in 2011 was 1,671, up from 1,392 in 2010.

•
The mortgage impairment charge was £187 million for 2011, an increase of 2% from 2010. A significant part of the mortgage impairment charge related to reduced expectations of cash recovery on already defaulted debt. It also included an additional provision charge for mortgage customers who received forbearance.

•	Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth, with recent business yet to fully mature.

Risk and balance sheet management (continued)

Risk management: Credit risk: Residential mortgages (continued)

Citizens
Key points
•	Citizens’ residential mortgage portfolio totalled £23.8 billion at 31 December 2011, a reduction of 3% from 2010 (£24.6 billion).

•
The mortgage portfolio comprises £6.4 billion of residential mortgages (99% in first lien position: Core - £5.8 billion; Non-Core - £0.6 billion) and £17.4 billion of home equity loans and lines (41% in first lien position: Core - £14.9 billion; Non-Core - £2.5 billion). Home equity Core consists of 47% in first lien position.

•
Citizens continues to focus on the ‘footprint’ states of New England, Mid Atlantic and Mid West, targeting low risk products and maintaining conservative risk policies. At 31 December 2011, the portfolio consisted of £19.5 billion (82% of the total portfolio) within footprint.

•	Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions.

•
Non-Core comprises 13% of the residential mortgage portfolio. Its largest component (74%) is the serviced by others (SBO) home equity portfolio. The SBO portfolio consists of purchased pools of home equity loans and lines, which resulted in an annualised charge-off rate of 8.7% in 2011. It is characterised by out-of-footprint geographies, high second lien concentration (95%) and high average LTV (113% at 31 December 2011). The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from £2.8 billion at 31 December 2010, to £2.3 billion at 31 December 2011. The arrears rate of the SBO portfolio decreased from 3.0% at 31 December 2010, to 2.3% at 31 December 2011, as the legacy of poorer assets receded, and account servicing and collections became more effective following a servicer conversion in 2009.

Personal lending
The Group’s personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. Impairments as a proportion of average loans and receivables are shown in the following table.

	31 December 2011		31 December 2010
	Average loans and receivables	Impairment charge as a % of average loans and receivables	Average loans and receivables	Impairment charge as a % of average loans and receivables
Personal lending	£m	%	£m	%

UK Retail cards (1)	5,675	3.0	6,025	5.0
UK Retail loans (1)	7,755	2.8	9,863	4.8

Citizens cards (2)	936	5.1	1,005	9.9
Citizens auto loans (2)	4,856	0.2	5,256	0.6

Notes:
(1)	The ratio for UK Retail assets refers to the impairment charges for the year. This is the Core UK loans book and excludes the Non-Core direct loans book that was sold in late 2011.
(2)	The ratio for Citizens refers to the impairment charges in the year, net of recoveries realised in the year.

Risk and balance sheet management (continued)

Risk management: Credit risk: Personal lending (continued)

UK Retail
Key points
•
The UK personal lending portfolio, of which 99.4% is in Core businesses, comprises credit cards, unsecured loans and overdrafts, and totalled £16.0 billion at 31 December 2011 (31 December 2010 - £18.1 billion).

•	The decrease in portfolio size of 11.4% was driven by continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured debt.

•
The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill) and totalled £0.1 billion at 31 December 2011 (2010 - £0.4 billion). In the last quarter of 2011, a portfolio of £170 million of balances was disposed of.

•
Risk appetite continues to be actively managed across all products with investment in collection and recovery processes continuing, addressing both continued support for the Group’s customers and the management of impairments.

•	Support continues for customers experiencing financial difficulties through ‘breathing space initiatives’. Refer to the disclosures on forbearance on page 161 for more information.

•
The impairment charge on unsecured lending was £579 million for the year, down 42% on 2010, reflecting the effect of risk appetite tightening. The sale of the direct finance loan book gave rise to a one-off benefit of approximately £30 million.

•	Impairments remain sensitive to the external environment, including unemployment levels and interest rates.

•	Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

Citizens
Key points
•
Citizens’ average credit card portfolio totalled £936 million during 2011, with Core assets comprising 90.2% of the portfolio. Citizens’ cards business has traditionally adopted conservative risk strategies compared with the US market and given the economic climate, has introduced tighter lending criteria and lower credit limits. These actions have led to improving new business quality and a business performing better than industry benchmarks (provided by VISA). The latest available metrics show the 60+ days delinquency as a percentage of total outstandings at 2.15% at November 2011 (compared to an industry figure of 2.45%) and net contractual charge-offs as a percentage of total outstandings at 2.89% at November 2011 (compared to an industry figure of 3.69%).

•
Citizens’ average auto loan portfolio totalled £4.9 billion during 2011, of which 98% is considered Core. £101 million (2%) is Non-Core and anticipated to run off by 2013. Citizens’ vehicle financing business lends to US consumers through a network of 4,200 auto dealers in 25 US states. Citizens’ credit policy is considered conservative, targeting prime customers and has historically experienced credit losses below those of industry peers.

•	The net write-off rate on the total auto portfolio fell to 0.18% at 31 December 2011, from 0.34% in 2010. The 30+ days past due delinquency rate fell to 1.04% at 31 December 2011, from 1.57% in 2010.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core)

Overview
At 31 December 2011, Ulster Bank Group accounted for 10% of the Group’s total gross customer loans (31 December 2010 - 10%) and 9% of the Group’s Core gross customer loans (31 December 2010 - 9%). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £3,717 million for the year (31 December 2010 - £3,843 million) was driven by a combination of new defaulting customers and deteriorating security values. Provisions as a percentage of risk elements in lending increased from 44% at 31 December 2010 to 53% at 31 December 2011, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,384 million (31 December 2010 - £1,161 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £570 million (41%) of the total 2011 impairment charge.

Non-Core
The impairment charge for the year was £2,333 million (31 December 2010 - £2,682 million), with the commercial real estate sector accounting for £2,160 million (93%) of the total 2011 charge.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, risk elements in lending (REIL) and impairments by sector

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2011	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Loans, REIL and impairments by sector (continued)

	Gross loans	REIL	Provisions	REIL as a % of gross loans	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
31 December 2010	£m	£m	£m	%	%	%	£m	£m

Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	-
- development	1,090	65	37	6.0	57	3.4	116	-
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11

	36,857	3,619	1,633	9.8	45	4.4	1,161	48

Non-Core
Mortgages	-	-	-	-	-	-	42	-
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	-
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	-
Other corporate	1,970	1,310	561	66.5	43	28.5	251	-

	14,584	10,042	4,344	68.9	43	29.8	2,682	-

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	-
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	-
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11

	51,441	13,661	5,977	26.6	44	11.6	3,843	48

Key points
•
REIL increased by £3.5 billion during the year, which reflects continuing difficult conditions in both the commercial and residential sectors in Ireland. Growth moderated in the last two quarters of 2011 as default trends for corporate portfolios declined.

•	At 31 December 2011, 68% of REIL was in Non-Core (2010 - 74%). The majority of the Non-Core commercial real estate development portfolio (89%) is REIL with a 57% provision coverage.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Residential mortgages
The tables below show how the continued decrease in property values has affected the distribution of residential mortgages by indexed LTV. LTV is based upon gross loan amounts and whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a volume basis	2011%	2010%

<= 70%	45.0	50.3
> 70% and <= 90%	11.4	13.0
> 90% and <= 110%	12.0	14.5
> 110% and <= 130%	10.9	13.5
> 130%	20.7	8.7

Total portfolio average LTV at 31 December	81.0	71.2

Average LTV on new originations during the year	67.0	75.9

LTV distribution calculated on a value basis	£m	£m

<= 70%	4,526	5,928
> 70% and <= 90%	2,501	3,291
> 90% and <= 110%	3,086	4,256
> 110% and <= 130%	3,072	4,391
> 130%	6,517	2,958

Total portfolio average LTV at 31 December	106.1	91.7

Average LTV on new originations during the year	73.9	78.9

Key points
•	The residential mortgage portfolio across Ulster Bank Group totalled £20 billion at 31 December 2011, with 89% in the Republic of Ireland and 11% in Northern Ireland.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 December 2011, REIL as a percentage of gross mortgages was 10.9% (by value) compared with 7.4% in 2010. The impairment charge for 2011 was £570 million compared with £336 million for 2010. Repossession levels were higher than in 2010, with a total of 161 properties repossessed during 2011 (compared with 76 during 2010). 76% of repossessions during 2011 were through voluntary surrender or abandonment of the property.

•
Ulster Bank Group is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the ‘Flex’ initiative are aimed at assisting customers in financial difficulty. At 31 December 2011, 9.1% (by value) of the mortgage book (£1.8 billion) was on a forbearance arrangement compared with 5.8% (£1.2 billion) at 31 December 2010. The majority of these forbearance arrangements are in the performing book (77%) and not 90 days past due, refer to page 161 for further details.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £17.1 billion at 31 December, of which £12.3 billion or 72% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2010, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK.

	Development		Investment
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

31 December 2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	-	32	27	4	63

	2,686	6,685	6,495	1,247	17,113

31 December 2010
Ireland (ROI & NI)	2,785	6,578	5,032	1,098	15,493
UK (excluding NI)	110	359	1,869	115	2,453
RoW	-	18	23	1	42

	2,895	6,955	6,924	1,214	17,988

Key points
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decrease in asset valuations has placed pressure on the portfolio.

•
Within its early problem management framework, Ulster Bank may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During 2011, commercial real estate loans amounting to £0.8 billion (exposures greater than £10 million) benefited from such measures.

•	During 2011, impaired commercial real estate loans amounting to £1 billion (exposures greater than £10 million) were restructured and remain in the non-performing book.

Risk and balance sheet management (continued)

Risk management: Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

For a discussion of the Group’s approach to country risk management and the external risk environment, refer to the 2011 Annual Report and Accounts: Business review: Risk and balance sheet management: Country risk.

The following tables show the Group’s exposure by country of incorporation of the counterparty at 31 December 2011. Countries shown are those where the Group’s balance sheet exposure to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 31 December 2011, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigating actions, such as collateral, insurance or guarantees, that may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

For definitions of headings in the following tables, refer to page 209.

‘Other eurozone’ comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

References to Non-Core in the following pages relate to Non-Core lending disclosures in the summary tables on pages 187-188.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	31 December 2011
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	336	18,994	18,858	39,836	10,156	886	2,824	43,546	2,928	46,474	53
Spain	9	3	206	154	5,775	362	6,509	3,735	6,155	2,393	15,057	2,630	17,687	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	6,644	3,150	9,794	(452)
Greece	7	6	-	31	427	14	485	94	409	355	1,249	52	1,301	1
Portugal	-	-	10	-	495	5	510	341	113	519	1,142	268	1,410	55
Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	16,037	57,593	7,527	65,120	(2,401)
Netherlands	2,567	7,654	623	1,575	4,827	20	17,266	2,498	9,893	10,285	37,444	10,216	47,660	(1,295)
France	481	3	1,273	437	3,761	79	6,034	2,317	7,794	9,058	22,886	10,217	33,103	(2,846)
Luxembourg	-	-	101	1,779	2,228	2	4,110	1,497	130	3,689	7,929	2,007	9,936	(404)
Belgium	213	8	287	354	588	20	1,470	480	652	3,010	5,132	1,359	6,491	(99)
Other eurozone	121	-	28	115	1,375	26	1,665	324	710	1,971	4,346	1,365	5,711	(25)

Total eurozone	3,443	27,282	3,550	5,385	47,522	19,564	106,746	27,999	43,767	52,455	202,968	41,719	244,687	(8,426)

Other countries
India	-	275	610	35	2,949	127	3,996	350	1,530	218	5,744	1,280	7,024	(105)
China	74	178	1,237	17	654	30	2,190	50	597	413	3,200	1,559	4,759	(62)
South Korea	-	5	812	3	576	1	1,397	3	845	404	2,646	627	3,273	(22)
Turkey	215	193	253	66	1,072	16	1,815	423	361	94	2,270	437	2,707	10
Russia	-	36	970	8	659	62	1,735	76	186	66	1,987	356	2,343	(343)
Brazil	-	-	936	-	227	4	1,167	70	790	24	1,981	319	2,300	(377)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	1,280	160	1,440	8
Mexico	-	7	233	-	683	1	924	39	83	131	1,138	353	1,491	10
Poland	35	208	3	9	624	6	885	45	116	56	1,057	701	1,758	(99)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2010
	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total	CDS notional less fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	61	2,119	87	813	19,886	20,228	43,194	10,758	1,323	2,940	47,457	4,316	51,773	(32)
Spain	19	5	166	92	6,991	407	7,680	4,538	7,107	2,047	16,834	3,061	19,895	(964)
Italy	45	78	668	418	2,483	27	3,719	1,901	3,836	2,032	9,587	3,853	13,440	(838)
Greece	14	36	18	31	191	16	306	130	974	227	1,507	164	1,671	182
Portugal	86	-	63	-	611	6	766	316	242	394	1,402	734	2,136	41
Germany	-	10,894	1,060	422	7,519	162	20,057	6,471	14,747	15,266	50,070	8,917	58,987	(1,551)
Netherlands	914	6,484	554	1,801	6,170	81	16,004	3,205	12,523	9,058	37,585	18,141	55,726	(1,530)
France	511	3	1,095	470	4,376	102	6,557	2,787	14,041	8,607	29,205	11,640	40,845	(1,925)
Luxembourg	-	25	26	734	2,503	3	3,291	1,517	378	2,545	6,214	2,383	8,597	(532)
Belgium	102	14	441	32	893	327	1,809	501	803	2,238	4,850	1,492	6,342	57
Other eurozone	124	1	142	119	1,505	24	1,915	332	535	1,370	3,820	2,037	5,857	(82)

Total eurozone	1,876	19,659	4,320	4,932	53,128	21,383	105,298	32,456	56,509	46,724	208,531	56,738	265,269	(7,174)

Other countries
India	-	-	1,307	307	2,665	273	4,552	653	1,686	178	6,416	1,281	7,697	(195)
China	17	298	1,223	16	753	64	2,371	236	573	252	3,196	1,589	4,785	(117)
South Korea	-	276	1,033	5	558	2	1,874	53	1,353	493	3,720	1,143	4,863	(159)
Turkey	282	68	448	37	1,386	12	2,233	692	550	111	2,894	686	3,580	(91)
Russia	-	110	244	7	1,181	58	1,600	125	124	51	1,775	596	2,371	(134)
Brazil	-	-	825	-	315	5	1,145	120	687	15	1,847	190	2,037	(369)
Romania	36	178	21	21	426	446	1,128	1,123	310	8	1,446	319	1,765	23
Mexico	-	8	149	-	999	1	1,157	303	144	122	1,423	840	2,263	84
Poland	-	168	7	7	655	6	843	108	271	69	1,183	1,020	2,203	(94)

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points
Reported exposures are affected by currency movements. Over the year, sterling fell 0.3% against the US dollar and rose 3.1% against the euro. In the fourth quarter, sterling fell 0.9% against the US dollar and rose 2.9% against the euro.

•
Exposure to most countries shown in the table declined over 2011 as the Group maintained a cautious stance and many bank clients reduced debt levels. Decreases were seen in balance sheet and off-balance sheet exposures in many countries. Increases in derivatives and repos were in line with the Group’s strategy, driven partly by customer demand for hedging solutions and partly by market movements; risks are generally mitigated by active collateralisation.

•
India - strong economic growth in 2011 resulted in increased exposure across most product types until the fourth quarter, when a decline took place, driven by a Global Transaction Services (GTS) exercise in the region to manage down risk-weighted assets, natural run-offs/maturities and a sharp rupee depreciation. Year-on-year increases in lending to corporate clients (£0.3 billion) and the central bank (£0.3 billion) were offset by reductions in lending to banks (£0.7 billion) and other financial institutions (£0.3 billion).

•
China - lending to Chinese banks increased in the first three quarters of the year, supporting trade finance activities and on-shore regulatory needs, but by the end of 2011 exposure had decreased close to December 2010 levels. The Group reduced lending in the interbank money markets over the final quarter. This reduction in lending was offset by significant growth in repo trading with Chinese financial institutions helping to support the Group’s funding requirements, with highly liquid US Treasuries being the main underlying security. A reduction in off-balance sheet exposures, including guarantees and undrawn commitments, was in part due to the run-off of performance bonds in respect of shipping deliveries and also due to reduced appetite for trade finance assets.

•
South Korea - exposure decreased by £1.6 billion during 2011. This was largely due to a reduction in debt securities as the Group managed its wrong-way risk exposure. The Group maintained a cautious stance given the current global economic downturn.

•
Turkey - exposures were managed down in most categories, with the non-strategic (mid-market) portfolio significantly reduced in 2011. Nonetheless, Turkey continues to be one of the Group’s key emerging markets. The strategy remains client-centric, with the product offering tailored to selected client segments across large Turkish international corporate clients and financial institutions as well as Turkish subsidiaries of global clients.

Risk and balance sheet management (continued)

Risk management: Country risk (continued)

Key points (continued)
•
Mexico - asset sales and a number of early repayments in the corporate portfolio led to exposure falling £0.8 billion in the year. This decline also reflects the Group’s cautious approach to new business during the fourth quarter following its decision to close its onshore operation in Mexico.

•
Eurozone periphery (Ireland, Spain, Italy, Greece and Portugal) - exposure decreased across most of the periphery, with derivatives (gross of collateral) and repos being the only component that still saw some increases year on year (partly an effect of market movements on existing positions). Most of the Group’s country risk exposure to the eurozone periphery countries arises from the activities of GBM and Ulster Bank (with respect to Ireland). The Group has some large holdings of Spanish bank and financial institution MBS bonds and smaller quantities of Italian bonds and Greek sovereign debt. GTS provides trade finance facilities to clients across Europe including the eurozone periphery.

The Group primarily transacts CDS contracts with investment-grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, this risk is mitigated through specific collateralisation. Due to their bespoke nature, exposures relating to CDPCs and related hedges have not been included, as they cannot be meaningfully attributed to a particular country or a reference entity. Exposures to CDPCs are disclosed on page 170.

The Group used CDS contracts throughout 2011 to manage both eurozone country and counterparty exposures. As shown in the individual country tables, this resulted in increases in both gross notional bought and sold eurozone CDS contracts, mainly on Italy, France and the Netherlands. The magnitude of the fair value of bought and sold CDS contracts increased over 2011 in line with the widening of eurozone CDS spreads.

For more specific commentary on the Group’s exposure to each of the eurozone periphery countries, refer to pages 193 to 201. For commentary on the Group’s exposure to other eurozone countries, see page 208.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone

											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	3,443	-	-	18,406	81	19,597	15,049	22,954	1,925	28,322	37,080	36,759	6,488	(6,376)
Central banks	27,282	-	-	20	-	6	-	26	5,770	33,078	-	-	-	-
Other banks	3,550	-	-	8,423	(752)	1,272	1,502	8,193	29,685	41,428	19,736	19,232	2,303	(2,225)
Other financial institutions	5,385	-	-	10,494	(1,129)	1,138	471	11,161	10,956	27,502	17,949	16,608	693	(620)
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,118	53,073	76,966	70,119	2,241	(1,917)
Personal	19,564	2,280	1,069	-	-	-	-	-	1	19,565	-	-	-	-
	106,746	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	52,455	202,968	151,731	142,718	11,725	(11,138)
31 December 2010
Central and local government	1,876	-	-	23,201	(893)	25,041	14,256	33,986	1,537	37,399	28,825	29,075	2,899	(2,843)
Central banks	19,659	-	-	-	-	7	-	7	6,382	26,048	-	-	-	-
Other banks	4,320	-	-	9,192	(916)	1,719	1,187	9,724	25,639	39,683	16,616	16,256	1,042	(1,032)
Other financial institutions	4,932	-	-	10,583	(737)	908	83	11,408	9,025	25,365	12,921	12,170	173	(182)
Corporate	53,128	12,404	5,393	813	45	831	260	1,384	4,141	58,653	70,354	63,790	(267)	461
Personal	21,383	1,642	537	-	-	-	-	-	-	21,383	-	-	-	-
	105,298	14,046	5,930	43,789	(2,501)	28,506	15,786	56,509	46,724	208,531	128,716	121,291	3,847	(3,596)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other financial Institutions	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986
Total	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	45	-	-	102	(46)	20	19	103	92	240	2,145	2,223	466	(481)
Central banks	1,467	-	-	-	-	-	-	-	-	1,467	-	-	-	-
Other banks	136	-	-	177	(39)	195	14	358	1,459	1,953	110	107	21	(21)
Other financial institutions	336	-	-	61	-	116	35	142	855	1,333	523	630	64	(74)
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	19,694	425	322	(11)	10
Personal	18,858	2,258	1,048	-	-	-	-	-	1	18,859	-	-	-	-
	39,836	12,527	6,737	488	(82)	466	68	886	2,824	43,546	3,203	3,282	540	(566)
31 December 2010
Central and local government	61	-	-	104	(45)	93	88	109	20	190	1,872	2,014	360	(387)
Central banks	2,119	-	-	-	-	7	-	7	126	2,252	-	-	-	-
Other banks	87	-	-	435	(51)	96	45	486	1,523	2,096	317	312	103	(95)
Other financial institutions	813	-	-	291	(1)	205	-	496	837	2,146	566	597	45	(84)
Corporate	19,886	8,291	4,072	91	(2)	140	6	225	434	20,545	483	344	(20)	17
Personal	20,228	1,638	534	-	-	-	-	-	-	20,228	-	-	-	-
	43,194	9,929	4,606	921	(99)	541	139	1,323	2,940	47,457	3,238	3,267	488	(549)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other financial Institutions	1,325	232	161	1	129	7	-	-	1,615	240
Total	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

Key points
●
The Group’s exposure to Ireland is driven by Ulster Bank Group (87% of the Group’s Irish exposure at 31 December 2011). The portfolio is predominantly personal lending of £18.9 billion (largely mortgages) and corporate lending of £19.0 billion (largely loans to the property sector). In addition, the Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

●
Group exposure declined in all categories, with notable reductions in lending of £3.4 billion and in off-balance sheet items of £1.4 billion over the year, as a result of currency movements and de-risking in the portfolio.

Central and local government and central bank
●
Exposure to the central bank fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of the Group’s assets and liabilities management. Exposures fell by £0.7 billion over the year, with most of the decline occurring in the fourth quarter.

Financial institutions
●
GBM and Ulster Bank account for the majority of the Group’s exposure to financial institutions. Exposure to the financial sector fell by £1.1 billion during the year, caused by a £0.4 billion reduction in lending, a £0.5 billion reduction in debt securities and smaller reductions in derivatives and repos and in off-balance sheet exposure. The largest category is derivatives and repos where exposure is affected predominantly by market movements and transactions are typically collateralised.

Corporate
●
Corporate lending exposure fell approximately £0.9 billion over the year, driven by a combination of exchange rate movements and write-offs. At the end of 2011, lending exposure was highest in the property sector (£11.6 billion), which is also the sector that experienced the largest year-on-year reduction (£0.4 billion). REIL and impairment provisions rose by £2.0 billion and £1.6 billion respectively over the year.

Personal
●
The Ulster Bank retail portfolio mainly consists of mortgages (approximately 95% of Ulster Bank personal lending at 31 December 2011), with the remainder comprising credit card and other personal lending. Overall personal lending exposure fell approximately £1.4 billion over the year as a result of exchange rate fluctuations, amortisation, a small amount of write-offs and a lack of demand in the market.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
Ireland Non-Core lending exposure was £10.2 billion at 31 December 2011, down by £0.6 billion or 6% since December 2010. The remaining lending portfolio largely consists of exposures to real estate (79%), retail (7%) and leisure (4%).

Risk and balance sheet management (continued)

Risk management: Country risk: Spain
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	9	-	-	33	(15)	360	751	(358)	35	(314)	5,151	5,155	538	(522)
Central banks	3	-	-	-	-	-	-	-	-	3	-	-	-	-
Other banks	206	-	-	4,892	(867)	162	214	4,840	1,622	6,668	1,965	1,937	154	(152)
Other financial institutions	154	-	-	1,580	(639)	65	8	1,637	282	2,073	2,417	2,204	157	(128)
Corporate	5,775	1,190	442	9	-	27	-	36	454	6,265	4,831	3,959	448	(399)
Personal	362	-	-	-	-	-	-	-	-	362	-	-	-	-
	6,509	1,190	442	6,514	(1,521)	614	973	6,155	2,393	15,057	14,364	13,225	1,297	(1,201)
31 December 2010
Central and local government	19	-	-	88	(7)	1,172	1,248	12	53	84	3,820	3,923	436	(435)
Central banks	5	-	-	-	-	-	-	-	-	5	-	-	-	-
Other banks	166	-	-	5,264	(834)	147	118	5,293	1,482	6,941	2,087	2,159	133	(135)
Other financial institutions	92	-	-	1,724	(474)	34	7	1,751	22	1,865	1,648	1,388	72	(45)
Corporate	6,991	1,871	572	9	38	50	8	51	490	7,532	5,192	4,224	231	(168)
Personal	407	1	-	-	-	-	-	-	-	407	-	-	-	-
	7,680	1,872	572	7,085	(1,277)	1,403	1,381	7,107	2,047	16,834	12,747	11,694	872	(783)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	6,595	499	68	5	32	4	-	-	6.695	508
Other financial Institutions	7,238	736	162	3	269	50	-	-	7,669	789
Total	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

Key points
●
The Group maintains strong relationships with Spanish government entities, banks, other financial institutions and large corporate clients. The exposure to Spain is driven by corporate lending and a large MBS covered bond portfolio.

●	Exposure fell in most categories in 2011, particularly in corporate lending, as a result of steps to de-risk the portfolio.

Central and local government and central bank
●	The Group’s exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions
●
A sizeable covered bond portfolio of £6.5 billion is the Group’s largest exposure to the Spanish financial sector. The portfolio continued to perform satisfactorily in 2011. Stress analysis conducted to date on these available-for-sale debt securities indicated that this exposure is unlikely to suffer material credit losses. However, the Group continues to monitor the situation closely.

●
A further £1.9 billion of the Group’s exposure to financial institutions consists of derivatives exposure to Spanish international banks and a few of the large regional banks, the majority of which is collateralised. This increased £0.4 billion in 2011, due partly to market movements.

●	Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

Corporate
●
Exposure to corporate clients declined during 2011, with reductions in lending of £1.2 billion and in off-balance sheet items of £0.4 billion, driven by reductions in exposure to property, transport and technology, media and telecommunications sectors. The majority of REIL relates to commercial real estate lending and decreased over the year, reflecting disposals and restructurings.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
At 31 December 2011, Non-Core had lending exposure of £3.7 billion to Spain, a reduction of £0.8 billion or 18% since December 2010. The real estate (66%), construction (11%), electricity (7%) and land transport (3%) sectors account for the majority of this lending exposure.

Risk and balance sheet management (continued)

Risk management: Country risk: Italy
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	-	-	-	704	(220)	4,336	4,725	315	90	405	12,125	12,218	1,750	(1,708)
Central banks	73	-	-	-	-	-	-	-	-	73	-	-	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	1,395	6,078	5,938	1,215	(1,187)
Other financial institutions	299	-	-	685	(15)	40	13	712	686	1,697	872	762	60	(51)
Corporate	2,444	361	113	75	-	58	-	133	474	3,051	4,742	4,299	350	(281)
Personal	23	-	-	-	-	-	-	-	-	23	-	-	-	-
	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	6,644	23,817	23,217	3,375	(3,227)
31 December 2010
Central and local government	45	-	-	906	(99)	5,113	3,175	2,844	71	2,960	8,998	8,519	641	(552)
Central banks	78	-	-	-	-	-	-	-	-	78	-	-	-	-
Other banks	668	-	-	198	(11)	67	16	249	782	1,699	4,417	4,458	421	(414)
Other financial institutions	418	-	-	646	(5)	49	-	695	759	1,872	723	697	21	(13)
Corporate	2,483	314	141	20	-	36	8	48	420	2,951	4,506	3,966	150	(88)
Personal	27	-	-	-	-	-	-	-	-	27	-	-	-	-
	3,719	314	141	1,770	(115)	5,265	3,199	3,836	2,032	9,587	18,644	17,640	1,233	(1,067)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other financial Institutions	10,138	1,550	8	2	219	43	-	-	10,365	1,595
Total	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

Key points
●
The Group maintains strong relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risks through strategic exits where appropriate, or to mitigate these risks through increased collateral requirements, in line with its evolving appetite for Italian risk. As a result, the Group reduced lending exposure to Italian counterparties by £0.6 billion over 2011 to £3.1 billion.

Central and local government and central bank
●
The Group is an active market-maker in Italian government bonds, resulting in large gross long and short positions in held-for-trading securities. Given this role, the Group left itself in a relatively modest long position at 31 December 2011 to avoid being temporarily over exposed as a result of its expected participation in the purchase of new government bonds being issued in January 2012.

●	Over 2011, the total government debt securities position declined by £2.5 billion to £0.3 billion, reflecting a rebalancing of the trading portfolio.

Financial institutions
●
The majority of the Group’s exposure to Italian financial institutions relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the fourth quarter of the year, gross mtm derivatives exposure increased due to market movements but the risk was mitigated since most facilities are fully collateralised.

Corporate
●	Lending exposure fell slightly during 2011, with reductions in lending to the property industry offset by increased lending to manufacturing companies, particularly in the fourth quarter.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
Non-Core lending exposure was £1.2 billion at 31 December 2011, a £0.7 billion (39%) reduction since December 2010. The remaining lending exposure comprises mainly commercial real estate finance (22%), leisure (20%), unleveraged funds (16%), electricity (15%) and industrials (10%).

Risk and balance sheet management (continued)

Risk management: Country risk: Greece
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	7	-	-	312	-	102	5	409	-	416	3,158	3,165	2,228	(2,230)
Central banks	6	-	-	-	-	-	-	-	-	6	-	-	-	-
Other banks	-	-	-	-	-	-	-	-	290	290	22	22	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	2	33	34	34	8	(8)
Corporate	427	256	256	-	-	-	-	-	63	490	434	428	144	(142)
Personal	14	-	-	-	-	-	-	-	-	14	-	-	-	-
	485	256	256	312	-	102	5	409	355	1,249	3,648	3,649	2,383	(2,383)
31 December 2010
Central and local government	14	-	-	895	(694)	118	39	974	7	995	2,960	3,061	854	(871)
Central banks	36	-	-	-	-	-	-	-	-	36	-	-	-	-
Other banks	18	-	-	-	-	-	-	-	167	185	21	19	3	(3)
Other financial institutions	31	-	-	-	-	-	-	-	3	34	35	35	11	(11)
Corporate	191	48	48	-	-	-	-	-	50	241	511	616	44	(49)
Personal	16	-	-	-	-	-	-	-	-	16	-	-	-	-
	306	48	48	895	(694)	118	39	974	227	1,507	3,527	3,731	912	(934)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other financial Institutions	1,507	945	63	45	76	47	-	-	1,646	1,037
Total	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

Key points
●
The Group has reduced its effective exposure to Greece and continues to actively manage its exposure to the country, in line with the de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed.

Central and local government and central bank
●
As a result of the continued deterioration in Greece’s fiscal position, coupled with the potential for the restructuring of Greek sovereign debt, the Group recognised an impairment charge in respect of available-for-sale Greek government bonds.

Financial institutions
●	Activity with Greek financial companies is under close scrutiny; exposure is minimal.

●	Due to market movements, the gross derivatives exposure to banks increased by £0.1 billion during the year. The portfolio is largely collateralised.

Corporate
●
At the start of 2011, the Group reclassified the domicile of exposures to a number of defaulted clients, resulting in an increase in reported exposure to Greek corporate clients as well as increases in REIL and impairment provisions.

●	The Group’s focus is now on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
The Non-Core division’s lending exposure to Greece was £0.1 billion at 31 December 2011, a reduction of 28% since December 2010. The remaining lending portfolio primarily consists of the following sectors: financial intermediaries (33%), construction (20%), other services (16%) and electricity (14%).

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	-	-	-	56	(58)	36	152	(60)	19	(41)	3,304	3,413	997	(985)
Other banks	10	-	-	91	(36)	12	2	101	389	500	1,197	1,155	264	(260)
Other financial institutions	-	-	-	5	-	7	-	12	30	42	8	5	1	(1)
Corporate	495	27	27	42	-	18	-	60	81	636	366	321	68	(48)
Personal	5	-	-	-	-	-	-	-	-	5	-	-	-	-

	510	27	27	194	(94)	73	154	113	519	1,142	4,875	4,894	1,330	(1,294)
31 December 2010
Central and local government	86	-	-	92	(26)	68	122	38	29	153	2,844	2,923	471	(460)
Other banks	63	-	-	106	(24)	46	2	150	307	520	1,085	1,107	231	(243)
Other financial institutions	-	-	-	47	-	7	-	54	7	61	9	6	(1)	-
Corporate	611	27	21	-	1	-	-	-	51	662	581	507	48	(29)
Personal	6	-	-	-	-	-	-	-	-	6	-	-	-	-
	766	27	21	245	(49)	121	124	242	394	1,402	4,519	4,543	749	(732)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other financial Institutions	1,874	517	-	-	33	15	-	-	1,907	532
Total	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

Key points
●
In early 2011, RBS closed its local operations in Portugal, leaving the Group with modest overall exposure of £1.4 billion by year-end. The portfolio, now managed out of Spain, is focused on corporate lending and derivatives trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

Central and local government and central bank
●
During 2011, the Group’s exposure to the Portuguese government was reduced to a very small derivatives position, the result of decreases in contingent and lending exposures to public sector entities by way of facility maturities. The Group’s exposure to the government was negative at 31 December 2011, reflecting net short held-for-trading debt securities.

Financial institutions
●	A major proportion of the remaining exposures is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

Corporate
●	The largest non-financial corporate exposure is to the energy and transport sectors. The Group’s exposure is concentrated on a few large, highly creditworthy clients.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
The Non-Core division’s lending exposure to Portugal was £0.3 billion at 31 December 2011, an increase of 8% in the portfolio since December 2010, due to an infrastructure project drawing committed facilities. The portfolio comprises lending exposure to the land transport and logistics (52%), electricity (30%) and commercial real estate (14%) sectors. There is no exposure to central or local government.

Risk and balance sheet management (continued)

Risk management: Country risk: Germany
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	-	-	-	12,035	523	4,136	2,084	14,087	423	14,510	2,631	2,640	76	(67)
Central banks	18,068	-	-	-	-	-	-	-	5,704	23,772	-	-	-	-
Other banks	653	-	-	1,376	5	294	761	909	6,003	7,565	4,765	4,694	307	(310)
Other financial institutions	305	-	-	563	(33)	187	95	655	3,321	4,281	3,653	3,403	7	(2)
Corporate	6,608	191	80	109	9	14	7	116	586	7,310	20,433	18,311	148	(126)
Personal	155	19	19	-	-	-	-	-	-	155	-	-	-	-
	25,789	210	99	14,083	504	4,631	2,947	15,767	16,037	57,593	31,482	29,048	538	(505)
31 December 2010
Central and local government	-	-	-	10,648	1	5,964	4,124	12,488	160	12,648	2,056	2,173	25	(19)
Central banks	10,894	-	-	-	-	-	-	-	6,233	17,127	-	-	-	-
Other banks	1,060	-	-	1,291	3	567	481	1,377	6,289	8,726	3,848	3,933	73	(88)
Other financial institutions	422	-	-	494	(47)	195	17	672	1,951	3,045	2,712	2,633	(18)	18
Corporate	7,519	163	44	219	4	44	53	210	633	8,362	20,731	19,076	(382)	372
Personal	162	-	-	-	-	-	-	-	-	162	-	-	-	-
	20,057	163	44	12,652	(39)	6,770	4,675	14,747	15,266	50,070	29,347	27,815	(302)	283

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	14,644	171	163	4	8	-	-	-	14,815	175
Other financial Institutions	16,315	357	18	-	334	6	-	-	16,667	363

Total	30,959	528	181	4	342	6	-	-	31,482	538

Risk and balance sheet management (continued)

Risk management: Country risk: Netherlands
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	2,567	-	-	1,447	74	849	591	1,705	41	4,313	1,206	1,189	31	(31)
Central banks	7,654	-	-	-	-	6	-	6	7	7,667	-	-	-	-
Other banks	623	-	-	802	217	365	278	889	7,574	9,086	965	995	41	(42)
Other financial institutions	1,575	-	-	6,804	(386)	290	108	6,986	1,914	10,475	5,772	5,541	142	(131)
Corporate	4,827	621	209	199	6	113	5	307	749	5,883	15,416	14,238	257	(166)
Personal	20	3	2	-	-	-	-	-	-	20	-	-	-	-
	17,266	624	211	9,252	(89)	1,623	982	9,893	10,285	37,444	23,359	21,963	471	(370)
31 December 2010
Central and local government	914	-	-	3,469	16	1,426	607	4,288	46	5,248	1,195	999	(2)	(4)
Central banks	6,484	-	-	-	-	-	-	-	-	6,484	-	-	-	-
Other banks	554	-	-	984	2	223	275	932	5,021	6,507	784	789	12	(10)
Other financial institutions	1,801	-	-	6,612	(185)	344	12	6,944	3,116	11,861	4,210	3,985	48	(46)
Corporate	6,170	388	149	264	3	152	57	359	875	7,404	12,330	11,113	(72)	177
Personal	81	3	3	-	-	-	-	-	-	81	-	-	-	-
	16,004	391	152	11,329	(164)	2,145	951	12,523	9,058	37,585	18,519	16,886	(14)	117

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	7,605	107	88	1	6	-	-	-	7,699	108
Other financial Institutions	14,529	231	308	37	676	81	147	14	15,660	363
Total	22,134	338	396	38	682	81	147	14	23,359	471

Risk and balance sheet management (continued)

Risk management: Country risk: France
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	481	-	-	2,648	(14)	8,705	5,669	5,684	357	6,522	3,467	2,901	228	(195)
Central banks	3	-	-	20	-	-	-	20	12	35	-	-	-	-
Other banks	1,273	-	-	889	(17)	157	75	971	7,271	9,515	4,232	3,995	282	(236)
Other financial institutions	437	-	-	642	(40)	325	126	841	675	1,953	2,590	2,053	136	(117)
Corporate	3,761	128	74	240	9	72	34	278	743	4,782	23,224	21,589	609	(578)
Personal	79	-	-	-	-	-	-	-	-	79	-	-	-	-
	6,034	128	74	4,439	(62)	9,259	5,904	7,794	9,058	22,886	33,513	30,538	1,255	(1,126)
31 December 2010
Central and local government	511	-	-	5,912	40	10,266	3,968	12,210	362	13,083	2,225	2,287	87	(92)
Central banks	3	-	-	-	-	-	-	-	15	18	-	-	-	-
Other banks	1,095	-	-	774	-	410	204	980	7,183	9,258	3,631	3,071	63	(43)
Other financial institutions	470	-	-	666	(22)	42	23	685	375	1,530	1,722	1,609	-	(2)
Corporate	4,376	230	46	71	1	185	90	166	672	5,214	19,771	18,466	(181)	159
Personal	102	-	-	-	-	-	-	-	-	102	-	-	-	-
	6,557	230	46	7,423	19	10,903	4,285	14,041	8,607	29,205	27,349	25,433	(31)	22

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	13,353	453	162	13	79	8	-	-	13,594	474
Other financial Institutions	19,641	758	24	1	254	22	-	-	19,919	781
Total	32,994	1,211	186	14	333	30	-	-	33,513	1,255

Risk and balance sheet management (continued)

Risk management: Country risk: Luxembourg
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Other banks	101	-	-	10	-	7	-	17	546	664	-	-	-	-
Other financial institutions	1,779	-	-	54	(7)	82	80	56	2,963	4,798	2,080	1,976	118	(108)
Corporate	2,228	897	301	5	-	58	6	57	180	2,465	2,478	2,138	146	(116)
Personal	2	-	-	-	-	-	-	-	-	2	-	-	-	-
	4,110	897	301	69	(7)	147	86	130	3,689	7,929	4,558	4,114	264	(224)
31 December 2010
Central and local government	-	-	-	-	-	24	-	24	-	24	-	-	-	-
Central banks	25	-	-	-	-	-	-	-	-	25	-	-	-	-
Other banks	26	-	-	30	(1)	45	-	75	499	600	-	-	-	-
Other financial institutions	734	-	-	99	(3)	32	19	112	1,800	2,646	1,296	1,220	(5)	1
Corporate	2,503	807	206	5	1	183	21	167	246	2,916	2,367	1,918	(16)	13
Personal	3	-	-	-	-	-	-	-	-	3	-	-	-	-
	3,291	807	206	134	(3)	284	40	378	2,545	6,214	3,663	3,138	(21)	14

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,535	93	16	-	-	-	-	-	1,551	93
Other financial Institutions	2,927	164	10	-	70	7	-	-	3,007	171
Total	4,462	257	26	-	70	7	-	-	4,558	264

Risk and balance sheet management (continued)

Risk management: Country risk: Belgium
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	213	-	-	742	(116)	608	722	628	89	930	1,612	1,505	120	(110)
Central banks	8	-	-	-	-	-	-	-	3	11	-	-	-	-
Other banks	287	-	-	4	-	-	-	4	2,450	2,741	312	302	14	(13)
Other financial institutions	354	-	-	-	-	1	4	(3)	191	542	-	-	-	-
Corporate	588	31	21	3	-	20	-	23	277	888	563	570	12	(12)
Personal	20	-	-	-	-	-	-	-	-	20	-	-	-	-
	1,470	31	21	749	(116)	629	726	652	3,010	5,132	2,487	2,377	146	(135)
31 December 2010
Central and local government	102	-	-	763	(54)	529	602	690	92	884	880	986	53	(57)
Central banks	14	-	-	-	-	-	-	-	7	21	-	-	-	-
Other banks	441	-	-	39	1	66	2	103	1,822	2,366	278	266	2	(1)
Other financial institutions	32	-	-	-	-	-	-	-	126	158	-	-	-	-
Corporate	893	27	27	1	-	11	2	10	191	1,094	628	594	(6)	6
Personal	327	-	-	-	-	-	-	-	-	327	-	-	-	-
	1,809	27	27	803	(53)	606	606	803	2,238	4,850	1,786	1,846	49	(52)
CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	1,602	97	2	-	12	1	-	-	1,616	98
Other financial Institutions	866	48	1	-	4	-	-	-	871	48
Total	2,468	145	3	-	16	1	-	-	2,487	146

Risk and balance sheet management (continued)

Risk management: Country risk: Rest of eurozone (1)
											CDS by reference entity
				AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Notional		Fair value
	Lending	REIL	Provisions			Long	Short				Bought	Sold	Bought	Sold
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	121	-	-	327	(47)	445	331	441	779	1,341	2,281	2,350	54	(47)
Central banks	-	-	-	-	-	-	-	-	44	44	-	-	-	-
Other banks	28	-	-	63	(1)	13	70	6	1,017	1,051	90	87	2	(1)
Other financial institutions	115	-	-	100	(9)	25	2	123	37	275	-	-	-	-
Corporate	1,375	181	55	134	(4)	13	7	140	94	1,609	4,054	3,944	70	(59)
Personal	26	-	-	-	-	-	-	-	-	26	-	-	-	-

	1,665	181	55	624	(61)	496	410	710	1,971	4,346	6,425	6,381	126	(107)
31 December 2010
Central and local government	124	-	-	324	(25)	268	283	309	697	1,130	1,975	2,190	(26)	34
Central banks	1	-	-	-	-	-	-	-	1	2	-	-	-	-
Other banks	142	-	-	71	(1)	52	44	79	564	785	148	142	1	-
Other financial institutions	119	-	-	4	-	-	5	(1)	29	147	-	-	-	-
Corporate	1,505	238	67	133	(1)	30	15	148	79	1,732	3,254	2,966	(63)	51
Personal	24	-	-	-	-	-	-	-	-	24	-	-	-	-
	1,915	238	67	532	(27)	350	347	535	1,370	3,820	5,377	5,298	(88)	85

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Banks	2,877	58	50	1	-	-	-	-	2,927	59
Other financial Institutions	3,464	67	4	-	30	-	-	-	3,498	67
Total	6,341	125	54	1	30	-	-	-	6,425	126

Note:	(1)	Comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Eurozone non-periphery

Key points
●
Due to credit risk and capital considerations, the Group increased exposure to central banks (particularly in Germany and the Netherlands) by depositing with them higher levels of surplus liquidity on a short-term basis, given the limited alternative investment opportunities.

●
During 2011, in anticipation of widening credit spreads and for reasons of general risk management, the Group reduced its holdings in French and Dutch AFS sovereign bonds. The Group concurrently increased its holdings of German AFS sovereign debt in line with internal liquidity and risk management strategies.

Financial institutions
●	France - approximately half of the lending to banks is to the top three banks.

●	Luxembourg - lending to non-bank financial institutions increased by £1.0 billion during 2011, reflecting collateral relating to derivatives and repos.

Corporate
●
Netherlands - corporate lending fell £1.3 billion over 2011, driven by the manufacturing, natural resources and services sectors. The relatively large contingent liabilities and commitments declined £7.9 billion.

Non-Core (included above)
Refer to table on pages 187 and 188 for details.
●
Non-Core lending exposure has been generally reduced in line with the Group’s strategic plan. Lending exposure in France was £2.3 billion at 31 December 2011, having declined £0.5 billion during 2011. The lending portfolio mainly comprises property (45%) and sovereign and quasi-sovereign (20%) exposures.

●	Non-Core lending exposure in Germany was £5.4 billion at 31 December 2011, down £1.1 billion since December 2010. The lending portfolio is mostly in the property (44%) and transport (35%) sectors.

●
Non-Core lending exposure in the Netherlands was £2.5 billion at 31 December 2011, down £0.7 billion year on year. The portfolio mainly comprises exposures to the property (66%) and technology, media and telecommunications (19%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk
Notes to tables on page 187 to 207.

Lending comprises gross loans and advances to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives and repo exposures.

Contingent liabilities and commitments comprise contingent liabilities, including guarantees, and committed undrawn facilities.

Asset Quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 167.

Credit default swap (CDS) under CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par amount of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the notional less fair value amounts arising from sold positions netted against those arising from bought positions, and represents the net change in exposure for a given reference entity should the CDS contract be triggered by a credit event, assuming there is zero recovery rate. However, in most cases, the Group expects the recovery rate to be greater than zero and the change in exposure to be less than this amount.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

Following the implementation of CRD III, the Group is required to calculate: (i) an additional capital charge based on a stressed calibration of the VaR model - Stressed VaR; (ii) an Incremental Risk Charge to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges at 31 December 2011 associated with the new models are shown in the table below:

Total
£m

Stressed VaR	1,682
Incremental Risk Charge	469
All Price Risk	297

For a description of the Group’s basis of measurement and methodology enhancements, refer to the 2011 Annual Report and Accounts: Market risk.

Daily distribution of GBM trading revenues

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

Risk and balance sheet management (continued)

Market risk (continued)

Key points
•
GBM trading revenue was adversely affected by ongoing concerns around the European sovereign crisis and an overall uncertain macroeconomic environment. High volatility in the markets and increasingly risk-averse sentiment reduced levels of trading activity.

•
The average daily trading revenue earned by GBM’s trading activities in 2011 was £19 million, compared with £25 million in 2010. The standard deviation of the daily revenues in 2011 was £21 million, down from £22 million in 2010. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

•	The number of days with negative revenue increased from 22 days in 2010 to 42 days in 2011, primarily due to the market and economic conditions referred to above.

•	The most frequent result is daily revenue of between £25 million and £30 million, of which there were 30 occurrences in 2011, compared with 37 in 2010.

The tables below detail VaR for the Group’s trading portfolios, segregated by type of market risk exposure, and between Core and Non-Core, Counterparty Exposure Management (CEM) and Core excluding CEM.

	Year ended
	31 December 2011				31 December 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	53.4	68.1	79.2	27.5	51.6	57.0	83.0	32.5
Credit spread	82.7	74.3	151.1	47.4	166.3	133.4	243.2	110.2
Currency	10.3	16.2	19.2	5.2	17.9	14.8	28.0	8.4
Equity	9.4	8.0	17.3	4.6	9.5	10.9	17.9	2.7
Commodity	1.4	2.3	7.0	-	9.5	0.5	18.1	0.5
Diversification (1)		(52.3)				(75.6)

Total	105.5	116.6	181.3	59.7	168.5	141.0	252.1	103.0

Core (Total)	75.8	89.1	133.9	41.7	103.6	101.2	153.4	58.3
Core CEM	36.8	52.4	54.1	21.9	53.3	54.6	82.4	30.3
Core excluding CEM	59.2	42.1	106.2	35.3	82.8	78.7	108.7	53.6

Non-Core	64.4	34.6	128.6	30.0	105.7	101.4	169.4	63.2

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Risk and balance sheet management (continued)

Market risk (continued)

	Quarter ended
	31 December 2011				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	62.5	68.1	72.3	50.8	51.3	73.0	73.1	33.1
Credit spread	68.4	74.3	78.5	57.4	56.2	69.8	69.8	47.4
Currency	10.9	16.2	19.2	5.7	8.7	6.5	12.5	6.1
Equity	8.3	8.0	12.5	5.0	7.9	7.7	13.1	4.6
Commodity	4.3	2.3	7.0	2.0	0.9	3.6	3.6	0.1
Diversification (1)		(52.3)				(54.3)

Total	109.7	116.6	132.2	83.5	78.3	106.3	114.2	59.7

Core (Total)	77.3	89.1	95.6	57.7	58.3	83.1	91.0	41.7
Core CEM	46.1	52.4	54.1	39.0	34.4	38.0	45.2	23.5
Core excluding CEM	47.9	42.1	69.5	38.7	44.3	62.2	71.4	35.3

Non-Core	35.2	34.6	40.7	30.0	40.4	38.7	53.0	33.2

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s market risk profile in 2010 was equally split across Non-Core and Core divisions, with a concentrated exposure to credit spread risk factors. The credit spread risk exposure significantly decreased in 2011, primarily due to the reduction in ABS trading inventory in Core and the restructuring of some monoline hedges for banking book exposures in Non-Core, in line with the overall business strategy to reduce risk exposures. The VaR also decreased due to the adoption of a more appropriate daily time series for sub-prime/subordinated RMBS and as the period of high volatility relating to the 2008/2009 financial crisis dropped out of the VaR calculation.

•
The average credit spread VaR for Q4 2011 was slightly higher than the average for Q3 2011 due to improvements to the credit default swap time series and as the volatility from European sovereign peripheral countries entered the two-year time series used in the VaR calculation.

•
The Group’s average interest rate VaR was slightly higher in Q4 2011 than in Q3 2011 due to the repositioning of interest rate exposures, reflecting market expectations that sterling would rally in the event of a eurozone break-up. Overall the average interest rate trading VaR was relatively unchanged between 2011 and 2010.

•
At period end 2010, the commodity VaR was materially lower than the average for that year as a result of the completion of the sale of the Group’s interest in the RBS Sempra Commodities joint venture. The commodity VaR increased slightly from mid-September 2011, due to improvements in capturing risk for commodity futures and indices.

Risk and balance sheet management (continued)

Market risk (continued)

The tables below detail VaR for the Group’s non-trading portfolio, excluding the structured credit portfolio  (SCP) and loans and receivables (LAR), segregated by type of market risk exposure and between Core and Non-Core.

	Year ended
	31 December 2011				31 December 2010
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	8.8	9.9	11.1	5.7	8.7	10.4	20.5	4.4
Credit spread	18.2	13.6	39.3	12.1	32.0	16.1	101.2	15.4
Currency	2.1	4.0	5.9	0.1	2.1	3.0	7.6	0.3
Equity	2.1	1.9	3.1	1.6	1.2	3.1	4.6	0.2
Diversification		(13.6)				(15.9)

Total	19.7	15.8	41.6	13.4	30.9	16.7	98.0	13.7

Core	19.3	15.1	38.9	13.5	30.5	15.6	98.1	12.8
Non-Core	3.4	2.5	4.3	2.2	1.3	2.8	4.1	0.2

	Quarter ended
	31 December 2011				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	9.7	9.9	10.9	8.8	9.6	10.3	11.1	8.2
Credit spread	13.9	13.6	15.7	12.1	16.0	14.8	18.0	14.1
Currency	3.5	4.0	5.1	2.4	3.0	4.1	5.9	1.1
Equity	1.9	1.9	2.0	1.8	1.9	1.8	2.0	1.6
Diversification		(13.6)				(13.5)

Total	16.3	15.8	20.0	14.2	17.6	17.5	18.9	15.7

Core	16.0	15.1	18.9	14.1	17.4	18.6	20.1	15.2
Non-Core	3.4	2.5	3.9	2.5	3.9	3.7	4.3	3.2

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
•
The Group’s total non-trading VaR at 31 December 2011 was lower than at 31 December 2010, due to the exceptional volatility of the 2008/2009 financial crisis dropping out of the two year time series data used in the VaR calculation.

•
The maximum credit spread VaR was considerably lower in 2011 than in 2010. This was due to the implementation in early 2011 of the relative price-based mapping scheme for the Dutch RMBS portfolio. The availability of more granular data provided a better reflection of the risk in the portfolio.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio (SCP)

	Drawn notional					Fair value
	CDOs	CLOs	MBS (1)	Other ABS	Total	CDOs	CLOs	MBS (1)	Other ABS	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2011
1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

30 September 2011
1-2 years	-	-	29	36	65	-	-	28	31	59
2-3 years	-	-	5	172	177	-	-	4	160	164
3-4 years	6	-	6	43	55	5	-	5	40	50
4-5 years	-	39	-	95	134	-	36	-	88	124
5-10 years	32	517	317	277	1,143	30	469	230	242	971
>10 years	1,296	454	470	593	2,813	228	394	314	349	1,285

	1,334	1,010	827	1,216	4,387	263	899	581	910	2,653

31 December 2010
1-2 years	-	-	-	47	47	-	-	-	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	-	41	20	205	266	-	37	19	191	247
4-5 years	16	-	-	-	16	15	-	-	-	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440

	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084

Notes:
(1)
MBS include sub-prime RMBS with a notional amount of £401 million (30 September 2011 - £406 million; 31 December 2010 - £471 million) and a fair value of £252 million (30 September 2011 - £274 million; 31 December 2010 - £329 million), all with residual maturities of greater than ten years.

(2)	This table relates to open market risk in SCP.

The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and RWA basis.

Key points
•
The increase in total and CDO drawn notional year-on-year is due to the inclusion of banking book exposures that were previously hedged by monoline protection. As a result of the restructuring of some monoline protection, those previously protected assets are now reported on a drawn notional and fair value basis.

•
The overall reduction in CLO, MBS and other ABS drawn notional is due to the amortisations and pay downs over the year in line with expected amortisation profiles. In addition to this, fair value has declined due to falling market prices.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Balance Sheet Management and Risk Management sections of the Business Review (pages 133 to 214). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group’s 2011 Annual Report and Accounts.

•
The Group’s businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group’s ability to meet its obligations’ including its funding commitments, depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings.

•
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group.

•
The Group’s ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group’s strategic plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the Group’s ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

•
The occurrence of a delay in the implementation of (or any failure to implement) the approved proposed transfers of a substantial part of the business activities of RBS N.V. to the Royal Bank of Scotland plc may have a material adverse effect on the Group.

•
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

Risk factors (continued)

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•	The Group’s insurance businesses are subject to inherent risks involving claims on insured events.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.  In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

Additional information

Selected financial data

Summary consolidated income statement

	Quarter ended
	31 December	30 September	31 December
	2011	2011	2010
	£m	£m	£m

Net interest income	3,074	3,077	3,580
Non-interest income	1,964	5,526	4,242

Total income	5,038	8,603	7,822
Operating expenses	(4,567)	(4,127)	(4,507)

Profit before insurance net claims and impairment losses	471	4,476	3,315
Insurance net claims	(529)	(734)	(1,182)
Impairment losses	(1,918)	(1,738)	(2,141)

Operating (loss)/profit before tax	(1,976)	2,004	(8)
Tax credit/(charge)	186	(791)	3

(Loss)/profit from continuing operations	(1,790)	1,213	(5)
Profit from discontinued operations, net of tax	10	6	55

(Loss)/profit for the period	(1,780)	1,219	50

(Loss)/profit attributable to:
Non-controlling interests	18	(7)	38
Ordinary and B shareholders	(1,798)	1,226	12

Summary consolidated balance sheet

	31 December 2011	31 December 2010
	£m	£m

Loans and advances	598,916	655,778
Debt securities and equity shares	224,263	239,678
Derivatives and settlement balances	537,389	438,682
Other assets	146,299	119,438

Total assets	1,506,867	1,453,576

Owners’ equity	74,819	75,132
Non-controlling interests	1,234	1,719
Subordinated liabilities	26,319	27,053
Deposits	483,256	494,650
Derivatives, settlement balances and short positions	572,499	478,076
Other liabilities	348,740	376,946

Total liabilities and equity	1,506,867	1,453,576

Additional information (continued)

	2011	2010

Ordinary share price	£0.202	£0.391

Number of ordinary shares in issue	59,228m	58,458m

Capitalisation of the Group
The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 31 December 2011.

As at 31 December 2011
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 25p	14,807
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

15,318
Retained income and other reserves	59,501

Owners’ equity	74,819

Group indebtedness
Subordinated liabilities	26,319
Debt securities in issue	162,621

Total indebtedness	188,940

Total capitalisation and indebtedness	263,759

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 31 December 2011, issuances of debt securities totalled £2.8 billion, including a £1 billion public covered bond issuance and a US$1.2 billion securitisation.

Other than as disclosed above, the information contained in the tables above has not changed materially since 31 December, 2011.

Additional information (continued)

Ratio of earnings to fixed charges

	Year ended 31 December
	2011	2010	2009(3)	2008(3)	2007
Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.91	0.94	0.75	0.05	1.45
- excluding interest on deposits	0.25	0.38			5.73
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.91	0.95	0.80	0.05	1.47
- excluding interest on deposits	0.25	0.44			6.53

Notes:
(1)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £399 million, £2,647 million and £25,691 million, respectively.

(3)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant March 1, 2012

Appendix 1

Businesses outlined for disposal

Appendix 1 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of RBS Insurance, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The sale of the Group's UK branch-based businesses to Santander UK plc continues to make good progress and is expected to substantially complete in the fourth quarter of 2012, subject to regulatory approvals and other conditions.

The disposal of RBS Insurance, the base case plan for which is by way of a public flotation, is targeted to commence in the second half of 2012, subject to market conditions. External advisors have been appointed to assist the Group with the disposal and the process of separation is proceeding on plan. In the meantime, the business continues to be managed and reported as a separate core division.

The table below shows total income and operating profit of RBS Insurance and the UK branch-based businesses.

	Total income		Operating profit/(loss) before impairments		Operating profit/(loss)
	2011	2010	2011	2010	2011	2010
	£m	£m	£m	£m	£m	£m

RBS Insurance (1)	4,286	5,302	407	(341)	407	(341)
UK branch-based businesses (2)	959	902	518	439	319	160

Total	5,245	6,204	925	98	726	(181)

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	2011	2010	2011	2010	2011	2010
	£bn	£bn	£bn	£bn	£bn	£bn

RBS Insurance (1)	n/m	n/m	13.9	14.0	4.4	4.0
UK branch-based businesses (2)	11.1	13.2	19.3	19.9	1.0	1.2

Total	11.1	13.2	33.2	33.9	5.4	5.2

Notes:
(1)
Total income includes investment income of £302 million (2010 - £309 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to RBS Insurance by RBS Group.

(2)	Estimated notional equity based on 9% of RWAs.

1

Appendix 1 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	2011	2010
	£m	£m	£m	£m

Income statement
Net interest income	329	360	689	656
Non-interest income	108	162	270	246

Total income	437	522	959	902

Direct expenses
- staff	(74)	(84)	(158)	(176)
- other	(106)	(60)	(166)	(144)
Indirect expenses	(67)	(50)	(117)	(143)

	(247)	(194)	(441)	(463)

Operating profit before impairment losses	190	328	518	439
Impairment losses (1)	(92)	(107)	(199)	(279)

Operating profit	98	221	319	160

Analysis of income by product
Loans and advances	125	311	436	445
Deposits	101	144	245	261
Mortgages	134	-	134	120
Other	77	67	144	76

Total income	437	522	959	902

Net interest margin	4.92%	2.85%	3.57%	3.24%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,800	1,600	4,400	4,400

Note:
(1)	For the year ended 31 December 2011, impairment losses benefited from £75 million of latent and other provision releases.

	Division			Total
	UK Retail	UK Corporate	Global Banking & Markets	2011	2010
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.2	11.7	-	18.9	19.9
Loans and advances to customers (gross)	7.3	12.2	-	19.5	20.7
Customer deposits	8.8	13.0	-	21.8	24.0
Derivative assets	-	-	0.4	0.4	n/a
Derivative liabilities	-	-	0.1	0.1	n/a
Risk elements in lending	0.5	1.0	-	1.5	1.7
Loan:deposit ratio	79%	90%	-	86%	83%
Risk-weighted assets	3.6	7.5	-	11.1	13.2

2

Appendix 1 Businesses outlined for disposal (continued)

The following information has been prepared to present RBS Insurance Group on a stand alone basis. The income statement includes the results of Direct Line Versicherung AG (DLVAG) (which is owned by National Westminster Bank plc), however the balance sheet excludes the balance sheet of DLVAG. The total assets and net assets of DLVAG are included in note 1 below.

RBS Insurance	Year ended
	31 December 2011			31 December 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Income Statement	£m	£m	£m	£m	£m	£m	£m	£m	£m

Earned premiums	4,221	304	4,525	4,459	733	5,192	4,519	810	5,329
Reinsurers' share	(252)	(18)	(270)	(148)	(31)	(179)	(165)	(26)	(191)

Net premium income	3,969	286	4,255	4,311	702	5,013	4,354	784	5,138
Fees and commissions	(400)	(93)	(493)	(410)	89	(321)	(367)	(119)	(486)
Instalment income	138	7	145	159	35	194	171	35	206
Other income	100	(23)	77	179	(72)	107	151	(67)	84

Total income	3,807	177	3,984	4,239	754	4,993	4,309	633	4,942
Net claims	(2,772)	(195)	(2,967)	(3,932)	(737)	(4,669)	(3,606)	(588)	(4,194)

Underwriting profit/(loss)	1,035	(18)	1,017	307	17	324	703	45	748

Staff expenses	(288)	(2)	(290)	(287)	(2)	(289)	(304)	(9)	(313)
Other expenses	(333)	(16)	(349)	(325)	(47)	(372)	(368)	(60)	(428)

Total direct expenses	(621)	(18)	(639)	(612)	(49)	(661)	(672)	(69)	(741)
Indirect expenses	(225)	(46)	(271)	(267)	(46)	(313)	(270)	(58)	(328)

Total expenses	(846)	(64)	(910)	(879)	(95)	(974)	(942)	(127)	(1,069)

Technical result	189	(82)	107	(572)	(78)	(650)	(239)	(82)	(321)
Investment impairments	-	(2)	(2)	-	-	-	(8)	-	(8)
Investment income	265	37	302	277	32	309	305	40	345

Operating profit/(loss)	454	(47)	407	(295)	(46)	(341)	58	(42)	16

3

Appendix 1 Businesses outlined for disposal (continued)

RBS insurance (continued)	31 December 2011			31 December 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
Balance Sheet (1)	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Property, plant and equipment	60	-	60	53	-	53	67	-	67
Investment properties	70	-	70	84	-	84	78	-	78
Intangible assets	362	-	362	280	-	280	282	-	282
Financial investments	6,912	861	7,773	6,706	939	7,645	6,263	869	7,132
Loans and receivables including reinsurance receivables (2)	2,206	159	2,365	1,792	267	2,059	2,324	388	2,712
Other assets, prepayments and accrued income	731	20	751	808	170	978	820	60	880
Reinsurers share of insurance liabilities	298	101	399	241	117	358	258	77	335
Cash and cash equivalents	1,304	57	1,361	1,626	196	1,822	1,123	144	1,267

Total assets	11,943	1,198	13,141	11,590	1,689	13,279	11,215	1,538	12,753

Liabilities
Insurance liabilities (3)	7,101	881	7,982	7,460	1,362	8,822	6,956	1,177	8,133
Borrowings	305	11	316	309	2	311	290	-	290
Other liabilities, accruals and deferred income	916	15	931	560	67	627	592	112	704

Total liabilities	8,322	907	9,229	8,329	1,431	9,760	7,838	1,289	9,127

Equity (4)	3,621	291	3,912	3,261	258	3,519	3,377	249	3,626

Total liabilities and equity	11,943	1,198	13,141	11,590	1,689	13,279	11,215	1,538	12,753

Notes:
(1)	Total assets of DLVAG at 31 December 2011 were £320 million (2010 - £322 million; 2009 - £337 million) and total equity was £103 million (2010 - £103 million; 2009 - £108 million).
(2)	Total reinsurance receivables at 31 December 2011 were £41 million (2010 - £41 million; 2009 - £42 million).
(3)	Insurance liabilities include unearned premium reserves.
(4)
Non-Core equity includes £259 million at 31 December 2011 which was a non-controlling interest (2010 - £259 million; 2009 - £259 million). Equity excludes goodwill of £0.7 billion which is attributed to RBS Insurance division by RBS Group.

4

Appendix 2

Additional risk management
disclosures

Appendix 2 Additional risk management disclosures

Loans and advances to customers by sector and geography
The following tables analyse loans and advances to customers (excluding reverse repos and assets of disposal groups) by sector and geography (by location of office). Refer to Risk management: Credit risk for the Group summary. All assets, including loans, of businesses held for disposal are included as one line on the balance sheet, as required by IFRS.

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK
Central and local government	8,012	25	8,037	7,680	83	7,763	5,728	173	5,901
Finance	30,874	2,361	33,235	29,754	3,795	33,549	27,995	6,023	34,018
Residential mortgages	99,303	1,423	100,726	104,040	1,497	105,537	99,928	1,665	101,593
Personal lending	20,080	127	20,207	21,930	295	22,225	23,035	585	23,620
Property	31,141	24,610	55,751	36,106	25,953	62,059	34,970	30,492	65,462
Construction	5,291	1,882	7,173	6,203	2,245	8,448	7,041	2,310	9,351
Manufacturing	9,641	835	10,476	11,123	867	11,990	12,300	1,510	13,810
Service industries and business activities
- retail, wholesale and repairs	11,071	1,441	12,512	12,325	1,553	13,878	12,554	1,853	14,407
- transport and storage	8,589	3,439	12,028	8,835	3,664	12,499	8,105	5,015	13,120
- health, education and recreation	8,734	757	9,491	11,894	742	12,636	13,502	1,039	14,541
- hotels and restaurants	5,599	569	6,168	6,264	684	6,948	6,558	808	7,366
- utilities	2,462	922	3,384	3,788	715	4,503	3,101	1,035	4,136
- other	13,963	1,644	15,607	13,952	2,154	16,106	14,445	1,991	16,436
Agriculture, forestry and fishing	2,660	76	2,736	2,963	73	3,036	2,872	67	2,939
Finance leases and instalment credit	5,618	5,598	11,216	5,524	6,925	12,449	5,589	7,785	13,374
Interest accruals	375	-	375	352	1	353	415	98	513

	263,413	45,709	309,122	282,733	51,246	333,979	278,138	62,449	340,587

Europe
Central and local government	116	715	831	209	805	1,014	365	1,017	1,382
Finance	2,534	474	3,008	2,654	644	3,298	2,642	1,019	3,661
Residential mortgages	18,393	553	18,946	19,109	590	19,699	19,473	621	20,094
Personal lending	1,972	492	2,464	2,126	526	2,652	2,270	600	2,870
Property	4,846	11,538	16,384	5,359	12,255	17,614	5,139	12,636	17,775
Construction	1,019	735	1,754	1,279	754	2,033	1,014	873	1,887
Manufacturing	4,383	3,732	8,115	4,807	3,872	8,679	5,853	4,181	10,034
Service industries and business activities
- retail, wholesale and repairs	3,992	772	4,764	3,559	721	4,280	4,126	999	5,125
- transport and storage	5,667	862	6,529	5,281	1,093	6,374	5,625	1,369	6,994
- health, education and recreation	1,235	349	1,584	1,334	339	1,673	1,442	496	1,938
- hotels and restaurants	892	535	1,427	1,029	560	1,589	1,055	535	1,590
- utilities	1,569	530	2,099	1,852	598	2,450	1,412	623	2,035
- other	2,966	1,555	4,521	3,554	1,634	5,188	3,877	2,050	5,927
Agriculture, forestry and fishing	699	53	752	760	62	822	849	68	917
Finance leases and instalment credit	260	435	695	259	515	774	370	744	1,114
Interest accruals	101	71	172	105	98	203	143	101	244

	50,644	23,401	74,045	53,276	25,066	78,342	55,655	27,932	83,587

1

Appendix 2 Additional risk management disclosures (continued)

Loans and advances to customers by sector and geography (continued)

	31 December 2011			30 September 2011			31 December 2010
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

US
Central and local government	177	14	191	164	15	179	263	53	316
Finance	8,993	341	9,334	10,035	368	10,403	9,522	587	10,109
Residential mortgages	20,311	2,926	23,237	20,285	3,040	23,325	20,548	3,653	24,201
Personal lending	7,505	936	8,441	6,543	1,986	8,529	6,816	2,704	9,520
Property	2,413	1,370	3,783	2,338	1,549	3,887	1,611	3,318	4,929
Construction	412	45	457	443	54	497	442	78	520
Manufacturing	6,782	42	6,824	6,545	54	6,599	5,459	143	5,602
Service industries and business activities
- retail, wholesale and repairs	4,975	98	5,073	4,851	109	4,960	4,264	237	4,501
- transport and storage	1,832	937	2,769	1,699	985	2,684	1,786	1,408	3,194
- health, education and recreation	2,946	88	3,034	2,572	94	2,666	2,380	313	2,693
- hotels and restaurants	627	57	684	532	62	594	486	136	622
- utilities	1,033	28	1,061	952	27	979	1,117	53	1,170
- other	4,927	394	5,321	4,447	423	4,870	4,042	577	4,619
Agriculture, forestry and fishing	27	-	27	24	-	24	31	-	31
Finance leases and instalment credit	2,471	-	2,471	2,531	-	2,531	2,315	-	2,315
Interest accruals	181	45	226	172	53	225	183	73	256

	65,612	7,321	72,933	64,133	8,819	72,952	61,265	13,333	74,598

RoW
Central and local government	54	629	683	44	604	648	425	428	853
Finance	4,051	53	4,104	5,651	77	5,728	6,751	22	6,773
Residential mortgages	502	200	702	507	192	699	410	203	613
Personal lending	1,510	1	1,511	1,553	3	1,556	1,460	2	1,462
Property	304	546	850	269	871	1,140	735	1,205	1,940
Construction	59	10	69	67	9	76	183	91	274
Manufacturing	2,395	322	2,717	2,341	440	2,781	2,185	686	2,871
Service industries and business activities
- retail, wholesale and repairs	1,276	28	1,304	1,472	44	1,516	1,030	102	1,132
- transport and storage	366	239	605	421	267	688	430	403	833
- health, education and recreation	358	225	583	424	340	764	132	17	149
- hotels and restaurants	25	-	25	16	52	68	90	13	103
- utilities	1,479	369	1,848	1,620	385	2,005	1,468	399	1,867
- other	2,372	179	2,551	2,791	268	3,059	2,100	912	3,012
Agriculture, forestry and fishing	85	-	85	20	-	20	6	-	6
Finance leases and instalment credit	91	26	117	90	27	117	47	-	47
Interest accruals	18	-	18	32	-	32	90	6	96

	14,945	2,827	17,772	17,318	3,579	20,897	17,542	4,489	22,031

2

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography
The following tables analyse loans and advances to banks and customers (excluding reverse repos and assets of disposal groups) and related REIL, provisions, impairments and write-offs by sector and geography (by location of office) for the Group, Core and Non-Core. Loans, REIL and provisions exclude amounts relating to businesses held for disposal, consistent with the balance sheet presentation required by IFRS.
31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m
Group
Central and local government	9,742	-	-	-	-	-	-	-
Finance - banks	43,993	137	123	0.3	90	0.3	-	-
- other	49,681	1,049	719	2.1	69	1.4	89	87
Residential mortgages	143,611	5,084	1,362	3.5	27	0.9	1,076	516
Personal lending	32,623	2,737	2,172	8.4	79	6.7	782	1,286
Property	76,768	21,655	8,862	28.2	41	11.5	3,670	1,171
Construction	9,453	1,762	703	18.6	40	7.4	139	244
Manufacturing	28,132	881	504	3.1	57	1.8	227	215
Service industries and business activities
- retail, wholesale and repairs	23,653	1,007	516	4.3	51	2.2	180	172
- transport and storage	21,931	589	146	2.7	25	0.7	78	43
- health, education and recreation	14,692	1,077	458	7.3	43	3.1	304	98
- hotels and restaurants	8,304	1,437	643	17.3	45	7.7	334	131
- utilities	8,392	88	23	1.0	26	0.3	3	3
- other	28,000	2,403	1,095	8.6	46	3.9	799	373
Agriculture, forestry and fishing	3,600	145	63	4.0	43	1.8	(7)	18
Finance leases and instalment credit	14,499	794	508	5.5	64	3.5	112	170
Interest accruals	791	-	-	-	-	-	-	-
Latent	-	-	1,986	-	-	-	(545)	-

	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527

of which:
UK
- residential mortgages	100,726	2,076	397	2.1	19	0.4	180	25
- personal lending	20,207	2,384	1,925	11.8	81	9.5	645	1,007
- property	55,751	7,880	2,859	14.1	36	5.1	1,413	490
- other	162,220	4,934	3,040	3.0	62	1.9	699	886
Europe
- residential mortgages	18,946	2,205	713	11.6	32	3.8	467	10
- personal lending	2,464	209	180	8.5	86	7.3	25	126
- property	16,384	13,073	5,751	79.8	44	35.1	2,296	508
- other	44,862	5,193	3,206	11.6	62	7.1	1,205	289
US
- residential mortgages	23,237	770	240	3.3	31	1.0	426	481
- personal lending	8,441	143	66	1.7	46	0.8	112	153
- property	3,783	329	92	8.7	28	2.4	(2)	138
- other	38,158	656	913	1.7	139	2.4	(166)	197
RoW
- residential mortgages	702	33	12	4.7	36	1.7	3	-
- personal lending	1,511	1	1	0.1	100	0.1	-	-
- property	850	373	160	43.9	43	18.8	(37)	35
- other	19,623	586	328	3.0	56	1.7	(25)	182

	517,865	40,845	19,883	7.9	49	3.8	7,241	4,527

3

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Group
Central and local government	9,604	76	-	0.8	-	-	-	-
Finance - banks	52,727	149	126	0.3	85	0.2	-	-
- other	52,978	979	670	1.8	68	1.3	4	62
Residential mortgages	149,260	5,313	1,420	3.6	27	1.0	949	392
Personal lending	34,962	3,256	2,622	9.3	81	7.5	535	806
Property	84,700	22,354	8,831	26.4	40	10.4	2,936	731
Construction	11,054	1,753	740	15.9	42	6.7	32	168
Manufacturing	30,049	1,106	489	3.7	44	1.6	105	158
Service industries and business activities
- retail, wholesale and repairs	24,634	1,094	555	4.4	51	2.3	135	93
- transport and storage	22,245	544	141	2.4	26	0.6	53	35
- health, education and recreation	17,739	1,197	401	6.7	34	2.3	176	72
- hotels and restaurants	9,199	1,574	701	17.1	45	7.6	266	54
- utilities	9,937	80	22	0.8	28	0.2	1	2
- other	29,223	2,239	1,162	7.7	52	4.0	690	311
Agriculture, forestry and fishing	3,902	151	59	3.9	39	1.5	(21)	11
Finance leases and instalment credit	15,871	861	517	5.4	60	3.3	81	125
Interest accruals	813	-	-	-	-	-	-	-
Latent	-	-	2,267	-	-	-	(355)	-

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

of which:
UK
- residential mortgages	105,537	2,292	424	2.2	18	0.4	152	14
- personal lending	22,225	2,913	2,368	13.1	81	10.7	510	666
- property	62,059	8,373	2,799	13.5	33	4.5	1,063	421
- other	177,452	5,343	3,387	3.0	63	1.9	436	650
Europe
- residential mortgages	19,699	2,248	722	11.4	32	3.7	445	7
- personal lending	2,652	210	178	7.9	85	6.7	(68)	20
- property	17,614	13,165	5,753	74.7	44	32.7	1,809	189
- other	51,977	5,188	3,146	10.0	61	6.1	938	195
US
- residential mortgages	23,325	749	265	3.2	35	1.1	352	371
- personal lending	8,529	131	75	1.5	57	0.9	93	116
- property	3,887	377	119	9.7	32	3.1	(10)	87
- other	38,275	633	946	1.7	149	2.5	(175)	111
RoW
- residential mortgages	699	24	9	3.4	38	1.3	-	-
- personal lending	1,556	2	1	0.1	50	0.1	-	4
- property	1,140	439	160	38.5	36	14.0	74	34
- other	22,271	639	371	2.9	58	1.7	(32)	135

	558,897	42,726	20,723	7.6	49	3.7	5,587	3,020

4

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Group
Central and local government	8,452	-	-	-	-	-	-	-
Finance - banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities
- retail, wholesale and repairs	25,165	1,157	572	4.6	49	2.3	334	161
- transport and storage	24,141	248	118	1.0	48	0.5	87	39
- health, education and recreation	19,321	1,055	319	5.5	30	1.7	159	199
- hotels and restaurants	9,681	1,269	504	13.1	40	5.2	321	106
- utilities	9,208	91	23	1.0	25	0.2	14	7
- other	29,994	1,438	749	4.8	52	2.5	378	310
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	-	-	-	-	-	-	-
Latent	-	-	2,650	-	-	-	(121)	-

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

of which:
UK
- residential mortgages	101,593	2,062	314	2.0	15	0.3	169	17
- personal lending	23,620	3,083	2,518	13.1	82	10.7	1,046	1,153
- property	65,462	7,986	2,219	12.2	28	3.4	1,546	397
- other	191,934	5,652	3,580	2.9	63	1.9	1,197	704
Europe
- residential mortgages	20,094	1,551	301	7.7	19	1.5	221	6
- personal lending	2,870	401	316	14.0	79	11.0	66	24
- property	17,775	10,534	4,199	59.3	40	23.6	2,828	210
- other	53,380	3,950	2,454	7.4	62	4.6	763	1,423
US
- residential mortgages	24,201	640	253	2.6	40	1.0	615	645
- personal lending	9,520	55	55	0.6	100	0.6	160	271
- property	4,929	765	202	15.5	26	4.1	321	220
- other	36,780	870	1,133	2.4	130	3.1	(76)	524
RoW
- residential mortgages	613	23	9	3.8	39	1.5	9	1
- personal lending	1,462	5	5	0.3	100	0.3	98	129
- property	1,940	299	116	15.4	39	6.0	(13)	182
- other	22,666	722	508	3.2	70	2.2	194	136

	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042

5

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	8,359	-	-	-	-	-	-	-
Finance - banks	43,374	136	122	0.3	90	0.3	-	-
- other	46,452	732	572	1.6	78	1.2	207	44
Residential mortgages	138,509	4,704	1,182	3.4	25	0.9	776	198
Personal lending	31,067	2,627	2,080	8.5	79	6.7	715	935
Property	38,704	3,686	1,001	9.5	27	2.6	470	167
Construction	6,781	660	228	9.7	35	3.4	178	143
Manufacturing	23,201	458	221	2.0	48	1.0	106	125
Service industries and business activities
- retail, wholesale and repairs	21,314	619	312	2.9	50	1.5	208	119
- transport and storage	16,454	325	52	2.0	16	0.3	47	29
- health, education and recreation	13,273	576	213	4.3	37	1.6	170	55
- hotels and restaurants	7,143	952	354	13.3	37	5.0	209	60
- utilities	6,543	22	1	0.3	5	-	-	-
- other	24,228	1,095	591	4.5	54	2.4	553	189
Agriculture, forestry and fishing	3,471	98	36	2.8	37	1.0	(15)	5
Finance leases and instalment credit	8,440	172	110	2.0	64	1.3	31	68
Interest accruals	675	-	-	-	-	-	-	-
Latent	-	-	1,339	-	-	-	(252)	-

	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

of which:
UK
- residential mortgages	99,303	2,024	386	2.0	19	0.4	174	24
- personal lending	20,080	2,347	1,895	11.7	81	9.4	657	828
- property	31,141	2,475	568	7.9	23	1.8	379	113
- other	142,464	2,636	1,536	1.9	58	1.1	525	537
Europe
- residential mortgages	18,393	2,121	664	11.5	31	3.6	437	10
- personal lending	1,972	143	125	7.3	87	6.3	(8)	22
- property	4,846	1,038	367	21.4	35	7.6	162	11
- other	33,794	2,552	1,891	7.6	74	5.6	928	182
US
- residential mortgages	20,311	526	120	2.6	23	0.6	162	164
- personal lending	7,505	136	59	1.8	43	0.8	66	85
- property	2,413	111	24	4.6	22	1.0	16	43
- other	36,054	443	584	1.2	132	1.6	26	101
RoW
- residential mortgages	502	33	12	6.6	36	2.4	3	-
- personal lending	1,510	1	1	0.1	100	0.1	-	-
- property	304	62	42	20.4	68	13.8	(87)	-
- other	17,396	214	140	1.2	65	0.8	(37)	17

	437,988	16,862	8,414	3.8	50	1.9	3,403	2,137

6

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Core
Central and local government	8,097	-	-	-	-	-	-	-
Finance - banks	52,018	138	125	0.3	91	0.2	-	-
- other	48,094	715	518	1.5	72	1.1	130	22
Residential mortgages	143,941	4,835	1,139	3.4	24	0.8	641	169
Personal lending	32,152	2,957	2,359	9.2	80	7.3	514	718
Property	44,072	4,314	1,035	9.8	24	2.3	293	122
Construction	7,992	741	259	9.3	35	3.2	136	122
Manufacturing	24,816	447	238	1.8	53	1.0	48	89
Service industries and business activities
- retail, wholesale and repairs	22,207	685	328	3.1	48	1.5	126	68
- transport and storage	16,236	277	49	1.7	18	0.3	29	23
- health, education and recreation	16,224	633	188	3.9	30	1.2	89	39
- hotels and restaurants	7,841	982	359	12.5	37	4.6	150	29
- utilities	8,212	18	1	0.2	6	-	(1)	-
- other	24,744	1,126	614	4.6	55	2.5	490	154
Agriculture, forestry and fishing	3,767	93	31	2.5	33	0.8	(22)	4
Finance leases and instalment credit	8,404	184	114	2.2	62	1.4	21	52
Interest accruals	661	-	-	-	-	-	-	-
Latent	-	-	1,516	-	-	-	(165)	-

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

of which:
UK
- residential mortgages	104,040	2,236	413	2.1	18	0.4	146	13
- personal lending	21,930	2,716	2,185	12.4	80	10.0	498	658
- property	36,106	2,950	636	8.2	22	1.8	167	81
- other	153,683	2,968	1,811	1.9	61	1.2	379	421
Europe
- residential mortgages	19,109	2,074	588	10.9	28	3.1	331	3
- personal lending	2,126	143	124	6.7	87	5.8	(15)	14
- property	5,359	1,193	320	22.3	27	6.0	89	1
- other	40,020	2,566	1,783	6.4	69	4.5	714	126
US
- residential mortgages	20,285	502	129	2.5	26	0.6	164	153
- personal lending	6,543	96	49	1.5	51	0.7	31	42
- property	2,338	108	30	4.6	28	1.3	13	30
- other	36,016	329	583	0.9	177	1.6	(20)	52
RoW
- residential mortgages	507	23	9	4.5	39	1.8	-	-
- personal lending	1,553	2	1	0.1	50	0.1	-	4
- property	269	63	49	23.4	78	18.2	24	10
- other	19,594	176	163	0.9	93	0.8	(42)	3

	469,478	18,145	8,873	3.9	49	1.9	2,479	1,611

7

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Core
Central and local government	6,781	-	-	-	-	-	-	-
Finance - banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities
- retail, wholesale and repairs	21,974	611	259	2.8	42	1.2	199	103
- transport and storage	15,946	112	40	0.7	36	0.3	40	35
- health, education and recreation	17,456	507	134	2.9	26	0.8	145	64
- hotels and restaurants	8,189	741	236	9.0	32	2.9	165	49
- utilities	7,098	22	3	0.3	14	-	1	-
- other	24,464	583	276	2.4	47	1.1	137	98
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	-	-	-	-	-	-	-
Latent	-	-	1,649	-	-	-	(5)	-

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

of which:
UK
- residential mortgages	99,928	2,010	307	2.0	15	0.3	164	16
- personal lending	23,035	2,888	2,341	12.5	81	10.2	1,033	1,142
- property	34,970	2,454	500	7.0	20	1.4	394	43
- other	161,746	2,657	1,743	1.6	66	1.1	689	318
Europe
- residential mortgages	19,473	1,506	280	7.7	19	1.4	184	6
- personal lending	2,270	203	164	8.9	81	7.2	43	19
- property	5,139	631	240	12.3	38	4.7	241	1
- other	38,992	1,565	1,343	4.0	86	3.4	468	85
US
- residential mortgages	20,548	460	97	2.2	21	0.5	225	221
- personal lending	6,816	35	35	0.5	100	0.5	81	110
- property	1,611	144	43	8.9	30	2.7	84	54
- other	33,110	388	649	1.2	167	2.0	35	171
RoW
- residential mortgages	410	23	9	5.6	39	2.2	5	-
- personal lending	1,460	5	5	0.3	100	0.3	-	-
- property	735	58	35	7.9	60	4.8	20	-
- other	19,390	180	75	0.9	42	0.4	71	38

	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

8

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,383	-	-	-	-	-	-	-
Finance - banks	619	1	1	0.2	100	0.2	-	-
- other	3,229	317	147	9.8	46	4.6	(118)	43
Residential mortgages	5,102	380	180	7.4	47	3.5	300	318
Personal lending	1,556	110	92	7.1	84	5.9	67	351
Property	38,064	17,969	7,861	47.2	44	20.7	3,200	1,004
Construction	2,672	1,102	475	41.2	43	17.8	(39)	101
Manufacturing	4,931	423	283	8.6	67	5.7	121	90
Service industries and business activities
- retail, wholesale and repairs	2,339	388	204	16.6	53	8.7	(28)	53
- transport and storage	5,477	264	94	4.8	36	1.7	31	14
- health, education and recreation	1,419	501	245	35.3	49	17.3	134	43
- hotels and restaurants	1,161	485	289	41.8	60	24.9	125	71
- utilities	1,849	66	22	3.6	33	1.2	3	3
- other	3,772	1,308	504	34.7	39	13.4	246	184
Agriculture, forestry and fishing	129	47	27	36.4	57	20.9	8	13
Finance leases and instalment credit	6,059	622	398	10.3	64	6.6	81	102
Interest accruals	116	-	-	-	-	-	-	-
Latent	-	-	647	-	-	-	(293)	-

	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

of which:
UK
- residential mortgages	1,423	52	11	3.7	21	0.8	6	1
- personal lending	127	37	30	29.1	81	23.6	(12)	179
- property	24,610	5,405	2,291	22.0	42	9.3	1,034	377
- other	19,756	2,298	1,504	11.6	65	7.6	174	349
Europe
- residential mortgages	553	84	49	15.2	58	8.9	30	-
- personal lending	492	66	55	13.4	83	11.2	33	104
- property	11,538	12,035	5,384	104.3	45	46.7	2,134	497
- other	11,068	2,641	1,315	23.9	50	11.9	277	107
US
- residential mortgages	2,926	244	120	8.3	49	4.1	264	317
- personal lending	936	7	7	0.7	100	0.7	46	68
- property	1,370	218	68	15.9	31	5.0	(18)	95
- other	2,104	213	329	10.1	154	15.6	(192)	96
RoW
- residential mortgages	200	-	-	-	-	-	-	-
- personal lending	1	-	-	-	-	-	-	-
- property	546	311	118	57.0	38	21.6	50	35
- other	2,227	372	188	16.7	51	8.4	12	165

	79,877	23,983	11,469	30.0	48	14.4	3,838	2,390

9

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

30 September 2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	YTD Impairment charge £m	YTD Amounts written-off £m

Non-Core
Central and local government	1,507	76	-	5.0	-	-	-	-
Finance - banks	709	11	1	1.6	9	0.1	-	-
- other	4,884	264	152	5.4	58	3.1	(126)	40
Residential mortgages	5,319	478	281	9.0	59	5.3	308	223
Personal lending	2,810	299	263	10.6	88	9.4	21	88
Property	40,628	18,040	7,796	44.4	43	19.2	2,643	609
Construction	3,062	1,012	481	33.1	48	15.7	(104)	46
Manufacturing	5,233	659	251	12.6	38	4.8	57	69
Service industries and business activities
- retail, wholesale and repairs	2,427	409	227	16.9	56	9.4	9	25
- transport and storage	6,009	267	92	4.4	34	1.5	24	12
- health, education and recreation	1,515	564	213	37.2	38	14.1	87	33
- hotels and restaurants	1,358	592	342	43.6	58	25.2	116	25
- utilities	1,725	62	21	3.6	34	1.2	2	2
- other	4,479	1,113	548	24.8	49	12.2	200	157
Agriculture, forestry and fishing	135	58	28	43.0	48	20.7	1	7
Finance leases and instalment credit	7,467	677	403	9.1	60	5.4	60	73
Interest accruals	152	-	-	-	-	-	-	-
Latent	-	-	751	-	-	-	(190)	-

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

of which:
UK
- residential mortgages	1,497	56	11	3.7	20	0.7	6	1
- personal lending	295	197	183	66.8	93	62.0	12	8
- property	25,953	5,423	2,163	20.9	40	8.3	896	340
- other	23,769	2,375	1,576	10.0	66	6.6	57	229
Europe
- residential mortgages	590	174	134	29.5	77	22.7	114	4
- personal lending	526	67	54	12.7	81	10.3	(53)	6
- property	12,255	11,972	5,433	97.7	45	44.3	1,720	188
- other	11,957	2,622	1,363	21.9	52	11.4	224	69
US
- residential mortgages	3,040	247	136	8.1	55	4.5	188	218
- personal lending	1,986	35	26	1.8	74	1.3	62	74
- property	1,549	269	89	17.4	33	5.7	(23)	57
- other	2,259	304	363	13.5	119	16.1	(155)	59
RoW
- residential mortgages	192	1	-	0.5	-	-	-	-
- personal lending	3	-	-	-	-	-	-	-
- property	871	376	111	43.2	30	12.7	50	24
- other	2,677	463	208	17.3	45	7.8	10	132

	89,419	24,581	11,850	27.5	48	13.3	3,108	1,409

10

Appendix 2 Additional risk management disclosures (continued)

Loans, REIL and impairments by sector and geography (continued)

31 December 2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	FY Impairment charge £m	FY Amounts written-off £m

Non-Core
Central and local government	1,671	-	-	-	-	-	-	-
Finance - banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities
- retail, wholesale and repairs	3,191	546	313	17.1	57	9.8	135	58
- transport and storage	8,195	136	78	1.7	57	1.0	47	4
- health, education and recreation	1,865	548	185	29.4	34	9.9	14	135
- hotels and restaurants	1,492	528	268	35.4	51	18.0	156	57
- utilities	2,110	69	20	3.3	29	0.9	13	7
- other	5,530	855	473	15.5	55	8.6	241	212
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	-	-	-	-	-	-	-
Latent	-	-	1,001	-	-	-	(116)	-

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

of which:
UK
- residential mortgages	1,665	52	7	3.1	13	0.4	5	1
- personal lending	585	195	177	33.3	91	30.3	13	11
- property	30,492	5,532	1,719	18.1	31	5.6	1,152	354
- other	30,188	2,995	1,837	9.9	61	6.1	508	386
Europe
- residential mortgages	621	45	21	7.2	47	3.4	37	-
- personal lending	600	198	152	33.0	77	25.3	23	5
- property	12,636	9,903	3,959	78.4	40	31.3	2,587	209
- other	14,388	2,385	1,111	16.6	47	7.7	295	1,338
US
- residential mortgages	3,653	180	156	4.9	87	4.3	390	424
- personal lending	2,704	20	20	0.7	100	0.7	79	161
- property	3,318	621	159	18.7	26	4.8	237	166
- other	3,670	482	484	13.1	100	13.2	(111)	353
RoW
- residential mortgages	203	-	-	-	-	-	4	1
- personal lending	2	-	-	-	-	-	98	129
- property	1,205	241	81	20.0	34	6.7	(33)	182
- other	3,276	542	433	16.5	80	13.2	123	98

	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818

11

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
MBS: covered bond	133	203	8,256	-	8,592	-	-	8,592	-
RMBS: Government sponsored or similar	27,549	-	5,884	2	33,435	15,031	-	18,404	-
RMBS: prime	1,201	3,487	1,541	484	6,713	1,090	567	4,977	79
RMBS: non-conforming	1,220	2,197	74	-	3,491	717	-	1,402	1,372
RMBS: sub-prime	1,847	427	94	2	2,370	2,183	-	22	165
CMBS	1,623	1,562	883	1	4,069	2,001	-	862	1,206
CDOs	7,889	72	469	-	8,430	4,455	-	3,885	90
CLOs	5,019	156	1,055	-	6,230	1,294	-	4,734	202
ABS covered bond	21	71	948	4	1,044	-	-	1,044	-
Other ABS	2,085	1,844	1,746	992	6,667	1,965	17	2,389	2,296

	48,587	10,019	20,950	1,485	81,041	28,736	584	46,311	5,410

Carrying value
MBS: covered bond	136	209	7,175	-	7,520	-	-	7,520	-
RMBS: Government sponsored or similar	28,022	-	5,549	2	33,573	15,132	-	18,441	-
RMBS: prime	1,035	3,038	1,206	466	5,745	872	558	4,243	72
RMBS: non-conforming	708	1,897	74	-	2,679	327	-	980	1,372
RMBS: sub-prime	686	144	72	2	904	737	-	9	158
CMBS	1,502	1,253	635	1	3,391	1,513	-	716	1,162
CDOs	1,632	31	294	-	1,957	315	-	1,555	87
CLOs	4,524	98	719	-	5,341	882	-	4,280	179
ABS covered bond	19	70	953	4	1,046	-	-	1,046	-
Other ABS	1,715	947	1,525	966	5,153	1,038	-	1,945	2,170

	39,979	7,687	18,202	1,441	67,309	20,816	558	40,735	5,200

Net exposure
MBS: covered bond	136	209	7,175	-	7,520	-	-	7,520	-
RMBS: Government sponsored or similar	28,022	-	5,549	2	33,573	15,132	-	18,441	-
RMBS: prime	825	3,456	1,005	458	5,744	447	557	4,668	72
RMBS: non-conforming	677	2,225	74	-	2,976	284	-	1,320	1,372
RMBS: sub-prime	385	138	67	2	592	434	-	-	158
CMBS	860	1,253	543	1	2,657	777	-	718	1,162
CDOs	1,030	31	294	-	1,355	304	-	964	87
CLOs	1,367	98	712	-	2,177	827	-	1,171	179
ABS covered bond	19	70	952	4	1,045	-	-	1,045	-
Other ABS	1,456	843	1,527	804	4,630	617	-	1,941	2,071

	34,777	8,323	17,898	1,271	62,269	18,822	557	37,788	5,101

For notes relating to this table refer to page 14.

12

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
30 September 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure
MBS: covered bond	136	206	8,468	-	8,810	-	-	8,810	-
RMBS: Government sponsored or similar	29,011	15	6,141	1	35,168	17,622	-	17,546	-
RMBS: prime	1,464	3,267	1,848	493	7,072	1,152	74	5,743	103
RMBS: non-conforming	1,197	2,198	75	-	3,470	678	-	1,416	1,376
RMBS: sub-prime	2,015	437	106	4	2,562	2,355	-	24	183
CMBS	1,937	1,748	881	30	4,596	2,295	-	949	1,352
CDOs	9,427	49	487	-	9,963	5,882	-	3,989	92
CLOs	5,314	119	772	-	6,205	1,050	-	4,893	262
ABS covered bond	-	-	1,466	-	1,466	-	-	1,466	-
Other ABS	2,074	1,688	948	1,150	5,860	1,907	-	1,612	2,341

	52,575	9,727	21,192	1,678	85,172	32,941	74	46,448	5,709

Carrying value
MBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: Government sponsored or similar	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: prime	1,207	2,755	1,493	478	5,933	947	1	4,891	94
RMBS: non-conforming	773	1,914	75	-	2,762	366	-	1,020	1,376
RMBS: sub-prime	928	159	83	4	1,174	988	-	11	175
CMBS	1,811	1,373	621	30	3,835	1,759	-	838	1,238
CDOs	1,913	16	298	-	2,227	476	-	1,662	89
CLOs	4,787	78	500	-	5,365	647	-	4,479	239
ABS covered bond	-	-	1,425	-	1,425	-	-	1,425	-
Other ABS	1,743	824	838	1,114	4,519	992	-	1,291	2,236

	43,060	7,348	18,627	1,627	70,662	24,123	1	41,091	5,447

Net exposure
MBS: covered bond	139	214	7,504	-	7,857	-	-	7,857	-
RMBS: Government sponsored or similar	29,759	15	5,790	1	35,565	17,948	-	17,617	-
RMBS: prime	1,102	2,740	1,292	454	5,588	610	1	4,883	94
RMBS: non-conforming	739	1,903	75	-	2,717	322	-	1,019	1,376
RMBS: sub-prime	506	159	78	4	747	569	-	3	175
CMBS	950	1,373	510	30	2,863	802	-	837	1,224
CDOs	369	16	298	-	683	225	-	369	89
CLOs	1,159	78	493	-	1,730	580	-	911	239
ABS covered bond	-	-	1,425	-	1,425	-	-	1,425	-
Other ABS	1,449	717	840	959	3,965	548	-	1,292	2,125

	36,172	7,215	18,305	1,448	63,140	21,604	1	36,213	5,322

For notes relating to this table refer to page 14.

13

Appendix 2 Additional risk management disclosures (continued)

ABS by geography and measurement classification (continued)

						FVTPL (1)
	US	UK	Other Europe	RoW	Total	HFT (2)	DFV (3)	AFS (4)	LAR (5)
31 December 2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Gross exposure
MBS: covered bond	138	208	8,525	-	8,871	-	-	8,871	-
RMBS: Government sponsored or similar	24,207	16	6,422	-	30,645	13,840	-	16,805	-
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	-	3,448	708	-	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	-	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	-	12,737	7,951	-	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	-	5,572	426
ABS covered bond	-	-	1,908	-	1,908	-	-	1,908	-
Other ABS	3,104	1,144	963	1,705	6,916	1,533	-	2,615	2,768

	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365

Carrying value
MBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: Government sponsored or similar	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	-	3,135	605	-	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	-	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	-	3,458	1,341	-	2,021	96
CLOs	5,334	102	635	3	6,074	691	-	4,958	425
ABS covered bond	-	-	1,861	-	1,861	-	-	1,861	-
Other ABS	2,780	945	754	1,667	6,146	1,259	-	2,228	2,659

	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203

Net exposure
MBS: covered bond	142	208	7,522	-	7,872	-	-	7,872	-
RMBS: Government sponsored or similar	24,390	16	5,958	-	30,364	13,765	-	16,599	-
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	-	3,132	602	-	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	-	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	-	1,369	743	-	530	96
CLOs	1,387	102	629	1	2,119	673	-	1,021	425
ABS covered bond	-	-	1,861	-	1,861	-	-	1,861	-
Other ABS	2,293	748	748	1,659	5,448	690	-	2,220	2,538

	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

Notes:
(1)	Fair value through profit or loss.
(2)	Held-for-trading.
(3)	Designated as at fair value through profit or loss.
(4)	Available-for-sale.
(5)	Loans and receivables.

14

Appendix 3

Asset Protection Scheme

Appendix 3 Asset Protection Scheme

Covered assets: roll forward to 31 December 2011
The Group has paid Asset Protection Scheme (APS) premiums totalling £2,225 million (£125 million in 2011, £700 million in 2010 and £1,400 million in 2009).  From 31 December 2011, premiums of £125 million are payable quarterly until the earlier of 2099 and the date the Group leaves the Scheme.

The table below shows the movement in covered assets.
Covered amount
£bn

Covered assets at 31 December 2010	194.7
Disposals	(4.1)
Maturities, amortisation and early repayments	(33.2)
Effect of foreign currency movements and other adjustments	(1.6)

Covered assets at 30 September 2011	155.8
Disposals	(1.2)
Maturities, amortisation and early repayments	(9.2)
Withdrawals	(12.4)
Effect of foreign currency movements and other adjustments	(1.2)

Covered assets at 31 December 2011	131.8

Key points
•	The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.

•	The Group continues to take advantage of market conditions and execute sales from a number of its portfolios.

•	During the last quarter of 2011, the Group withdrew £12.4 billion of covered assets with a lower than average risk profile from the APS.

Credit impairments and write-downs
The table below analyses the credit impairment provision (adjusted for write-downs) and adjustments to par value (including available-for-sale reserves) relating to covered assets.

	31 December 2011	30 September 2011	31 December 2010
	£m	£m	£m

Loans and advances	20,586	20,407	18,033
Debt securities	10,703	11,079	11,747
Derivatives	3,056	3,023	2,043

	34,345	34,509	31,823

Core	7,626	8,061	6,646
Non-Core	26,719	26,448	25,177

	34,345	34,509	31,823

Key points
•	The increase in Non-Core impairments of £1.5 billion accounted for the majority of the increase in credit impairments and write-downs in 2011.
•	The increase in Core is largely accounted for by impairments offset by asset withdrawals.

1

Appendix 3 Asset Protection Scheme (continued)

First loss utilisation
The table below shows the first loss utilisation under the original and modified rules.

	Original Scheme rules		Modified Scheme rules
	Gross loss amount	Cash recoveries to date	Net triggered loss	Net triggered total
31 December 2011	£m	£m	£m	£m

Core	8,451	(2,240)	1,567	7,778
Non-Core	17,486	(2,992)	8,158	22,652

	25,937	(5,232)	9,725	30,430

Loss credits				1,802

				32,232

30 September 2011

Core	8,152	(1,625)	2,004	8,531
Non-Core	14,974	(2,477)	7,949	20,446

	23,126	(4,102)	9,953	28,977

Loss credits				1,792

				30,769

31 December 2010

Core	6,865	(1,042)	1,559	7,382
Non-Core	13,946	(1,876)	6,923	18,993

	20,811	(2,918)	8,482	26,375

Loss credits				1,241

				27,616

Key points
•	The cumulative first loss is £32.2 billion. However, the Group does not expect to claim under the APS, which has a first loss of £60 billion.

•	The Group received loss credits of £0.6 billion in 2011 in relation to disposals. Cumulative loss credits at 31 December 2011 were £1.8 billion.

•	The Group continues to expect an average recovery rate of approximately 40% across all portfolios.

2

Appendix 3 Asset Protection Scheme (continued)

Risk-weighted assets
The table below analyses risk-weighted assets (RWAs) covered by the APS.

	31 December 2011	30 September 2011	31 December 2010
	£bn	£bn	£bn

Core	40.2	43.9	54.7
Non-Core	28.9	44.7	50.9

APS RWAs	69.1	88.6	105.6

Key points

2011 compared with 2010
•	The decrease of £36.5 billion in RWAs covered by the APS, reflects pool movements, assets moving into default and changes in risk parameters.

Q4 2011 compared with Q3 2011
•	RWA decreases in the quarter were as a result of pool movements, asset withdrawals, assets moving into default and changes in risk parameters.

3

Appendix 4

Divisional reorganisation

Divisional reorganisation

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment.  The changes will see the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities.  The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses.  Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Existing GBM and GTS divisions will be reorganised as follows:
•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all Group businesses.

•
GBM's corporate banking business will combine with the international businesses of our GTS arm into a new ‘International Banking’ unit and provide clients with a 'one-stop shop' access to the Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•
The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail and Commercial).

Our wholesale business will be retaining its international footprint to ensure that it can serve our customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

Going forward the Group will comprise the following segments:
•	Retail and Commercial
	-	UK Retail
	-	UK Corporate
	-	Wealth
	-	US Retail and Commercial
	-	Ulster Bank
	-	International Banking
•	Markets
•	RBS Insurance
•	Group Centre
•	Core
•	Non-Core

Revised allocation of Group Treasury costs
The Group is also refining the way that Group Treasury costs are allocated. It is in the process of revising prior period information to reflect these changes and further details will be published ahead of the Group’s Q1 2012 Interim Management Statement.

1